# WELCOME TO THE AGE OF INDEPENDENCE™

ANNUAL REPORT 2003

Independence
Community Bank Corp.

ANNUAL REPORT 2003

Branch Network
Independence Community Bank
SI Bank & Trust Division
Coming Soon
Bergen County
Westchester County
Bronx
Suffolk County
Essex County
Hudson County
Manhattan
Nassau County
Queens
Union County
Brooklyn
Staten Island
Middlesex County
Monmouth County
Ocean County

## Table of Contents

Branch Network
Independence Community Bank SI Bank & Trust Division Coming Soon
TABLE OF CONTENTS FINANCIAL HIGHLIGHTS PAGE 1 A LETTER FROM THE PRESIDENT PAGE 2 A MESSAGE FROM THE CHAIRMAN PAGE 3 WE ARE INDEPENDENCE COMMUNITY BANK PAGE 4 BUSINESS DIVISION: MULTI-FAMILY LENDING PAGE 5 BUSINESS DIVISION: CONSUMER BANKING PAGE 6 BUSINESS DIVISION: BUSINESS BANKING PAGE 7 INDEPENDENCE COMMUNITY FOUNDATION PAGE 8 FINANCIAL OVERVIEW OF 2003 PAGE 9 CORPORATE INFORMATION INSIDE BACK COVER

Financial Highlights At or for the Year Ended December 31, (Dollars in thousands, except per share data) 2003 2002
Selected Operating Data for the Year Ended: Net interest income $ 292,745 $309,924 Provision for loan losses 3,500 8,000 Net gain on sales of loans and securities 765 557 Other non-interest income 111,974 74,561 Other non-interest expenses 186,948 178,084 Amortization of intangibles 1,855 6,971 Net income 136,970 122,402 Basic earnings per common share 2.74 2.37 Diluted earnings per common share 2.60 2.24 Selected Financial Condition Data at Year End: Total assets $9,546,607 $8,023,643 Securities available-for-sale 2,508,700 1,263,650 Loans available-for-sale 5,922 114,379 Loans receivable, net 6,092,728 5,736,826 Deposit accounts 5,304,097 4,940,060 Borrowings 2,916,300 1,931,550 Total stockholders’ equity 991,111 920,268 Performance Ratios at or for the Year Ended: Return on average assets 1.58% 1.55% Return on average equity 14.60 13.56 Average equity to average assets 10.82 11.41 Net interest margin 3.68 4.23 Book value per share $ 18.19 $16.36 Cash dividends declared per common share $ 0.68 $0.50
Net Income Diluted Earnings Loans Receivable, Net Total Assets (Dollars in millions) Per Common Share (Dollars in billions) (Dollars in billions)
$9.5 $137 $2.60 $122 $8.0 $2.24 $6.1 $7.6 $5.8 $5.7
$86 $1.58

INDEPENDENCE COMMUNITY BANK CORP. 2003 ANNUAL REPORT
TO OUR SHAREHOLDERS AND FRIENDS
The year 2003 was one of the most significant periods in the 154-year history of Independence Community Bank Corp. It was filled with important developments in every sector of our business.
Extraordinary Financial Performance Continues The logic and earning power of our business model was again revealed in 2003 as we continued to achieve rewarding financial results. Importantly, our results were achieved during a period of continued volatility in interest rates. Net income for Independence increased by 12 percent over 2002 figures and earnings per share were up 16 percent for the same period. Net assets grew to $9.5 billion, up from $8.0 billion at the end of 2002. Again, I want to acknowledge the Independence Team that produced these outstanding results.
Growth in All Three Sectors of Our Business
The year 2003 saw important events in every part of our business and the emergence of new opportunities for continuing growth over the years to come.
Multi-Family Lending—We expanded our highly successful model for multi-family mortgage lending to two other East Coast metropolitan areas in 2003.
Consumer Banking—We continued our vigorous expansion program in 2003, opening 10 new full-service branch offices throughout the region. This included making Independence a significant presence in key areas of Manhattan.
Business Banking—Brendan J. Dugan, a 33-year banking veteran, became President of the Division last fall. He has added experienced business banking professionals to the Independence Team and is implementing a relationship-based approach to meeting the financial needs of the region’s small and mid-sized businesses.
Strategic Merger Benefits Clients and Shareholders The merger of Independence and Staten Island Bancorp presents significant benefits for the clients and shareholders of both companies.
Combining the asset generating capability of Independence with the strong customer base of Staten Island has created a dynamic $17 billion financial institution with more than 120 branches and over 2500 employees. Independence is now the market leader on Staten Island and we double the size of our franchise in New Jersey.
The merged Bank provides customers throughout the region with a broader range of financial products, improved services and added convenience. Small and middle-market business customers will benefit from substantially improved services throughout the franchise area. Independence will also continue the strong tradition of community service that has been established by both institutions since their founding.
The integration process is proceeding on our established timeline and I want to thank the hundreds

As we look ahead, the resources are in place to take us to a new level in 2004: our brand is energized, our business is dynamic, and we are positioned to lead.
of people from both Independence and Staten Island Bancorp who have worked diligently to bring about the merger.
Welcome to the Age of Independence
The business and structure of Independence Community Bank has been transformed in the six years since we became a public company. We have invested financial and human capital to build an outstanding franchise that is a new model for regional community banking.
In the “Age of Independence” the focus is on the client and we are working to transform the banking experience to meet the customer’s financial needs. To do this, we have expanded our geographic reach, we have built a strong management team, we have developed an exceptional product portfolio, and we are focused on service.
As we look ahead, the resources are in place to take us to a new level in 2004: our brand is energized, our business is dynamic, and we are positioned to lead.
We owe the success of our Company and the exciting opportunities ahead of us to the energy and dedication of the women and men who make up the Independence Team and I thank them for their commitment.
I want to extend a warm welcome to the new employees and shareholders who are joining Independence in 2004. Working together over the years ahead, I am confident we will build a strong financial institution that will benefit clients, commu- nities and our shareholders.
I also want to acknowledge the invaluable support of our Board of Directors and express my deep appre- ciation for their wise counsel and guidance over the past year. Welcome to the Age of Independence.
Alan H. Fishman President & Chief Executive Officer April 30, 2004
A MESSAGE FROM OUR CHAIRMAN
Independence conducted its initial public offering in 1998 after a unanimous vote by its Board of Directors to convert to stock ownership. The board had four reasons for its vote to convert: broader and improved service to local markets with an expanded product line; greater access to capital and a stronger capital structure; an ability to attract superior management; and the ability to make strategic acquisitions.
Today, just slightly more than six years after its public offering, the Board’s judgment has been confirmed, as Independence is in the strongest financial position of its 154-year history and the future looks more promising than ever.
Charles J. Hamm Chairman, Board of Directors April 30, 2004

WEARE INDEPENDENCE COMMUNITY BANK . 2003 ANNUAL REPORT
$17B
The merger of Independence Community Bank Corp. and Staten Island Bancorp, Inc. creates a $17 billion bank with more than 120 branches in New York and New Jersey.
Multi-family Originations (Dollars in billions)
‘03 $2.8 ‘02 $1.7 ‘01 $0.8
A 154-YEAR-OLD REGIONAL COMMUNITY BANK WITH
FINANCIAL SOLUTIONS FOR CONSUMERS AND BUSINESS CLIENTS
Independence Community Bank is a 154-year-old financial institution that provides consumers and business clients with a wide range of helpful products and services to meet their financial needs. We emphasize customer service, convenience, superior value and a strong connection with our communities. As our merger with SI Bank & Trust is completed, Independence now has $17 billion in assets, over $9 billion in deposits and more than 120 branches in the New York-New Jersey metropolitan area.

Multi-Family
Another record year, with $2.8 billion in new lending, including $1.6 billion sold in the secondary market...New DUS status at Fannie Mae means broader product line and more efficient service.
A MARKET LEADER IN MULTI-FAMILY LENDING
Independence Community Bank, the New York metropolitan region market leader for multi-family mortgage lending, had another great year in 2003 with a record $2.8 billion in new multi-family mortgages. This included $1.6 billion in loans that were sold in the secondary market, where Independence has significantly expanded its activity in recent years under the leadership of Executive Vice President Gary Honstedt, President of the Commercial Real Estate Lending Division.
The Independence approach to multi-family lending utilizes a broker-driven origination process with underwriting and appraisals conducted by the Bank’s in-house staff. The multi-family sector includes residential mortgage loans for apartment buildings, cooperatives and mixed-use buildings with more than five units.
In an acknowledgement of the Bank’s expertise, Independence was granted a Delegated Underwriting and Servicing (DUS) license by Fannie Mae late in 2003. The new status will enable Independence to provide owners and developers with a broader choice of financing products and even more efficient service.
The potential for multi-family growth significantly increased in 2003 as the Division took the highly successful Independence model for underwriting and appraising real estate loans to new metropolitan areas. The Bank opened loan origination offices in South Florida and in the Baltimore-Washington region, the third largest multi-family market in the nation. The Bank’s association with the mortgage brokerage firm Meridian Capital Funding, LLC, in which Independence has an equity ownership, is an integral part of the Company’s recent national expansion.

WE ARE INDEPENDENCE COMMUNITY BANK. 2003 ANNUAL REPORT
Consumer Banking
Dynamic growth fueled by opening of 10 new branches, six in Manhattan...Performance exceeds projections...Additional new branches coming in 2004...Merger brings dominant market share on
Staten Island and strong new presence in New Jersey market.
14% Non-Interest bearing demand 17% 13% MMA Interest bearing demand
30% 26%
Savings CDs
Increasing, Low Cost Deposit Base 2003
New branch in Dumbo area of Brooklyn supports a local economic development initiative.
AGGRESSIVE EXPANSION STRATEGY FOR CONSUMER BANKING
The strategic expansion of the Independence retail franchise continued in 2003 as the opening of our contemporary new branches brought innovative Independence products and services to new communities in Manhattan, Queens, Long Island and New Jersey.
Under the leadership of Consumer Banking President Terence Mitchell, 10 new full-service branches opened in 2003, including six in Manhattan. The success of these new branches has exceeded projections and the Bank has the same high expectations for the additional branches that are scheduled to open in 2004.
Branch expansion and the growth of private banking and cash management services have fueled a healthy shift in the composition of Independence deposits that has been underway over recent years. The Bank’s lower-costing base of core deposits—including savings, money market and demand deposits—accounted for 74 percent of the $5.3 billion in total deposits at the end of 2003, up from 61 percent at the end of 2001. The integration of SI Bank & Trust branches into the Independence family results in a network of more than 120 branches and 210 ATMs and will bring added convenience and better service to all our customers.
Independence now has a dominant position in the Staten Island market with 21 branches and approximately $2.9 billion in deposits. The merger also gives Independence significant scale in the fertile New Jersey market where 15 new branches will increase the Garden State franchise to 51 branches and deposits of approximately $2.2 billion.

BUSINESS BANKING FOCUSES ON RELATIONSHIPS
Independence has developed a broad line of products and services in recent years to meet the financial needs of businesses in the New York-New Jersey metropolitan region. With the arrival of Brendan J. Dugan as President of Business Banking in 2003, the Bank continued to increase its presence in the marketplace, moved to build a superior management team and added experienced middle-market bankers to make relationship banking the focus for future growth.
In addition to the Bank’s established commercial real estate lending activity, an extensive suite of cash management products is part of the strong portfolio of Independence financial products for small businesses, professionals, entrepreneurs and middle-market companies. International trade services, asset-based lending capabilities and private banking are other important resources available to Independence clients.
Mortgage warehouse funding, another Business Banking line of business, had an exceptional year in 2003. This activity provides lines of credit and deposit services to mortgage bankers in the Mid-Atlantic States and New England. Over the last several years, Independence has established a dominant regional position in mortgage warehouse financing.
A strong product set, a growing branch franchise and an aggressive management team led by veteran business bankers are expected to help accelerate the growth of business banking lending.
New branches such as this one in West Orange, NJ, enhance both consumer and business customer relationships.
Business Banking
A strong product set and a growing geographic presence... New senior management adds stature for brand image in the marketplace...Experienced middle-market business bankers are joining the Independence Team as the focus is on relationship banking.

INDEPENDENCE COMMUNITY BANK CORP. 2003 ANNUAL REPORT
Independence Community Foundation
Partnering with non-profit organizations, Independence Community Foundation has been at the forefront of innovation and effective investment in low and moderate-income communities throughout the region since it was established in 1998.
Above: Community leaders and Independence officials celebrate a new paper shredding business established by Hudson (NJ) Community Enterprises to employ special needs workers.
Center: A challenge grant supported the Brooklyn Public Library in a successful campaign to put more books on library shelves.
Right: The Foundation staff, from left, includes Toya Williford; Ben Esner; Diane John; President Alan Fishman; Executive Director Marilyn Gelber; and Stuart Post.
Independence Community Foundation continued to take a leadership role in community development and philanthropic activity throughout the New York-New Jersey metropolitan region during 2003, partnering with non-profit organizations to create new opportunities for people and neighborhoods.
The Foundation is providing a $3 million low-interest loan to create a new model of affordable ownership housing in Red Hook, Brooklyn. One-third of its units will be sold to public housing residents; one-third will go to moderate-income families; and one-third will be sold at market rate.
Independence Community Foundation capital grants helped fund construction of a new charter school in Newark, New Jersey, a new private school in East New York, Brooklyn, and a new school for developmentally delayed children in the Gowanus area of Brooklyn. A capital grant from the Foundation helped create a new HIV health and wellness center in Brownsville, Brooklyn.
There was also strong support for arts, education and local cultural programming. Some of the Foundation’s grantees in the region in 2003 included: Queens Theater in the Park, the Westchester Arts Council, the Brooklyn Academy of Music’s urban cultural initiative, the Newark School of the Arts, and the Alice Austen House in Staten Island.

FINANCIAL OVERVIEW
The Company reported a 16% increase in diluted earnings per share to $2.60 for the year ended December 31, 2003 compared to $2.24 for the year ended December 31, 2002. Net income for the year ended December 31, 2002 increased 12% to $137.0 million compared to $122.4 million for the year ended December 31, 2002.
Net Interest Margin
Net interest margin for the year ended December 31, 2003 was 3.68%, a decrease of 55 basis points from the year ended December 31, 2002. The compression in net interest margin for the year was primarily attributable to accelerated loan repayments, paydowns on the securities portfolio combined with accelerated premium amortization on mortgage-related securities, and the redeployment of the funds resulting from such repayments and paydowns into lower yielding assets reflecting low current market rates. The Company was able to offset a portion of the decline in the net interest margin for the year by, among other things, emphasizing fee income and, in particular, income generated through loan sales in the secondary market, a key component of its business model.
Balance Sheet Overview
Total assets were $9.55 billion at December 31, 2003 compared with $8.02 billion at December 31, 2002. Average interest-earning assets increased $640.2 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. This growth was fueled for the year ended December 31, 2003 by an increase in the average balance of securities available-for-sale of $856.0 million offset, in part, by a decrease of $253.6 million in the average balance of loans. The increase in securities available-for-sale reflected the Company’s decision to reinvest funds received from loan repayments in available-for-sale securities in order to minimize interest rate risk as well as to increase the overall size of its earning asset portfolios. The increase in average interest-earning assets was funded by increases in average deposits and borrowings which grew $241.6 million and $385.7 million, respectively, for the year ended December 31, 2003, compared to the year ended December 31, 2002.
Earning Asset Generation
The Company originated loans totaling $4.12 billion, excluding mortgage warehouse lines of credit, during the year ended December 31, 2003, of which $2.33 billion was retained for portfolio, with the remainder originated for sale in the secondary market.

INDEPENDENCE COMMUNITY BANK CORP. 2003 ANNUAL REPORT
16%
Diluted earnings per share increased 16% for the year ended December 31, 2003 over the previous year and net income was up 12% per share.
26% Commercial Real Estate 5% Consumer 5% 1-4’s & Co-op
10% C&I
8% 46% Warehouse Lines Multi-family
Composition of Total Loans 2003
Independence is a strong supporter of community initiatives to promote financial literacy and educate working families about the Earned Income Tax Credit. Top: City, State and Federal officials kick off the New York campaign in Brooklyn at our Court Street branch. Bottom: U.S. Senator Jon Corzine and Bank and community leaders launch the New Jersey campaign in Newark at our Jackson Street branch.
The average aggregate balance of commercial real estate and commercial business loans increased $127.2 million to $1.94 billion for the year ended December 31, 2003 compared to the year ended December 31, 2002. At December 31, 2003, commercial real estate and commercial business loans comprised in the aggregate 36.0% of the total loan portfolio as compared to 32.9% at December 31, 2002, which reflects the implementation of the Company’s strategy of increasing its investment in higher yielding assets.
The average balance of mortgage warehouse lines of credit increased $236.8 million to $639.1 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. The increase for the year was due to the substantially higher level of demand for short-term funding by mortgage bankers resulting from the active refinance market experienced during 2003. The increase in this floating rate portfolio was funded in part with the liquidity resulting from prepayment of loans and investment securities. However, the demand for mortgage warehouse funding softened in the fourth quarter of 2003 as the refinance market began to contract.
Offsetting the increases in a portion of the aforementioned loan categories was a decline in the average balance of multi-family residential loans of $387.8 million for the year ended December 31, 2003, compared to the year ended December 31, 2002. The Company originated and sold $1.6 billion in multi-family loans in 2003.

Growth of Core Deposits
Expanding commercial and consumer relationships resulted in a sustained increase in lower costing core deposits, which grew during 2003 by 17.1% to $3.93 billion at December 31, 2003, representing approximately 74% of total deposits, compared to 68% at December 31, 2002.
The Company also experienced declines in the aggregate average balance of single-family and cooperative apartment loans of $292.7 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. In recent years, the Company has de-emphasized the origination of single-family and cooperative loans for portfolio and has allowed this legacy portfolio to run-off.
Core Deposit Generation
Lower costing core deposits grew during 2003 by $574.4 million, or 17.1%, to $3.93 billion at December 31, 2003 compared to December 31, 2002. Core deposits represented approximately 74% of total deposits at December 31, 2003 compared to 68% at December 31, 2002. This sustained increase reflects the success of the Company’s strategy to increase core deposits, the principal focus of its deposit gathering activity, by continuing its emphasis on expanding commercial and consumer relationships.
Expanded Non-Interest Income
The Company continues to make strides in increasing non-interest income by emphasizing fee-based income which continues to be a focal point throughout the Company’s operations. The primary driver of this expansion is revenue from the Company’s mortgage banking activities derived from loans sold in the secondary market and prepayment and modification fees resulting from the refinance market.
Non-interest income increased $37.6 million, or 50.1%, to $112.7 million for the year ended December 31, 2003 compared to $75.1 million for the same period in 2002.
The Company recorded income from mortgage banking activities for the year ended December 31, 2003 of $25.4 million, an increase of $11.6 million compared to the same period in 2002. As a result
Independence Community Bank Corp. Stock Performance
298%
136% 114%
42.5%
4.8%
ICBC Average Top Thrifts* Peer Average** Nasdaq Bank Stock S&P Bank Composite
* Includes top 25 thrifts by market value as of December 31, 2003 that have been public since March 16,1998.
** Peer group includes AF, CBH, CF, GPT, HU, NFB, NYB, SIB and VLY.

INDEPENDENCE COMMUNITY BANK CORP. 2003 ANNUAL REPORT
Increase in Business Loans
Commercial real estate and commercial business loans comprised a total of 36.0% of the Company’s loan portfolio as compared to 32.9% at December 31, 2002, which reflects the Company‘s strategy of increasing its investment in higher yielding assets.
The NASDAQ Stock Market saluted Independence Community Bank with this visual display in Times Square as members of the Independence Team celebrated the completion of the merger with Staten Island Bancorp, Inc.
of the interest rate environment existing during the first three quarters of 2003 and as part of the Company’s business model, the Company emphasized the origination of multi-family residential loans for sale to Fannie Mae with servicing retained. In the fourth quarter, the Company shifted to a portfolio retention strategy as a result of the changing interest rate environment. The Company sold multi-family loans totaling $1.73 billion during 2003 compared to $1.07 billion during 2002.
Service fees increased $18.8 million or 37.2% for the year ended December 31, 2003, compared to the prior year. The Company receives fees associated with the prepayment and modification of loans which have partially offset the decline in the net interest income. Prepayment and modification fees, which are included in service fees, increased $16.1 million to $30.5 million for the year ended December 31, 2003 compared with the prior year.
Asset Quality
The Company continues to emphasize asset quality as a key component to achieving consistent earnings. Non-performing assets as a percentage of total assets amounted to 0.38% at December 31, 2003 compared to 0.52% at December 31, 2002. Non-performing assets decreased by $5.0 million to $36.6 million at December 31, 2003 compared to December 31, 2002.
During the year ended December 31, 2003, the Company recorded a $3.5 million provision for loan losses and incurred $4.5 million of net charge-offs, resulting in an allowance for loan losses at December 31, 2003 of $79.5 million. The allowance for loan losses as a percent of total loans was 1.29% at December 31, 2003 compared to 1.38% at December 31, 2002.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑

      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2003

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from  to

0-23229

(Commission File Number)
INDEPENDENCE COMMUNITY BANK CORP.
(Exact name of registrant as specified in its charter)

Delaware	11-3387931
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
195 Montague Street, Brooklyn, New York	11201
(Address of principal executive office)	(Zip Code)

(718) 722-5300

(Registrant’s telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

None

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
(Title of Class)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file reports) and (2) has been subject to such requirements for the past 90 days.     YES ☑          NO ☐

      Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K.     YES ☐          NO ☑

      Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12-b-2 of the Act).     YES ☑          NO ☐

      The aggregate market value of the 45,809,233 shares of the Registrant’s common stock held by non-affiliates (54,741,962 shares outstanding less 8,932,729 shares held by affiliates), based upon the closing price of $28.14 for the Common Stock on June 30, 2003, the last business day in the Registrant’s second quarter, was approximately $1.29 billion. Shares of Common Stock held by each executive officer and director, the Registrant’s 401(k) Plan and Employee Stock Ownership Plan and by each person who owns 5% or more of the outstanding Common Stock have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

      As of February 29, 2004, there were 54,741,962 shares of the Registrant’s common stock issued and outstanding.

      (1) Portions of the definitive proxy statement for the Annual Meeting of Stockholders are incorporated into Part III.

INDEPENDENCE COMMUNITY BANK CORP.

2003 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I
ITEM 1.	Business
	Independence Community Bank Corp.	1
	Independence Community Bank	1
	Change in Fiscal Year End	1
	Market Area and Competition	1
	Forward Looking Information	3
	Available Information	3
	Lending Activities	4
	Asset Quality	15
	Investment Activities	22
	Sources of Funds	26
	Employees	29
	Subsidiaries	29
	Regulation	31
	Taxation	39
ITEM 2.	Properties	41
ITEM 3.	Legal Proceedings	43
ITEM 4.	Submission of Matters to a Vote of Security Holders	43
PART II
ITEM 5.	Market for Independence Community Bank Corp.’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	44
ITEM 6.	Selected Consolidated Financial and Other Data	45
ITEM 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	47
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk	70
ITEM 8.	Financial Statements and Supplementary Data	75
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	125
ITEM 9A.	Controls and Procedures	125
PART III
ITEM 10.	Directors and Executive Officers of Independence Community Bank Corp.	125
ITEM 11.	Executive Compensation	125
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	125
ITEM 13.	Certain Relationships and Related Transactions	126
ITEM 14.	Principal Accountant Fees and Services	126
PART IV
ITEM 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	126
SIGNATURES		129

PART I

ITEM 1.	Business

Independence Community Bank Corp.

      Independence Community Bank Corp. (the “Holding Company”) is a Delaware corporation organized in June 1997 by Independence Community Bank (the “Bank”), for the purpose of becoming the parent savings and loan holding company of the Bank. The Bank’s reorganization to the stock form of organization and the concurrent offer and sale of the Holding Company’s common stock was completed on March 13, 1998 (the “Conversion”). The assets of the Holding Company are primarily the capital stock of the Bank, dividends receivable from the Bank and certain cash and cash equivalents. The business and management of the Holding Company consists primarily of the business and management of the Bank (the Holding Company and the Bank are collectively referred to herein as the “Company”). The Holding Company neither owns nor leases any property, but instead uses the premises and equipment of the Bank. At the present time, the Holding Company does not intend to employ any persons other than officers of the Bank, and will continue to utilize the support staff of the Bank from time to time. Additional employees may be hired as appropriate to the extent the Holding Company expands or changes its business in the future.

      The Company’s executive office is located at 195 Montague Street, Brooklyn, New York 11201, and its telephone number is (718) 722-5300. The Company’s web address is www.myindependence.com.

Independence Community Bank

      The Bank’s principal business is gathering deposits from customers within its market area and investing those deposits along with borrowed funds primarily in multi-family residential mortgage loans, commercial real estate loans, commercial business loans, lines of credit to mortgage bankers, consumer loans, mortgage-related securities, investment securities and interest-bearing bank balances. The Bank’s revenues are derived principally from interest on its loan and securities portfolios while its primary sources of funds are deposits, Federal Home Loan Bank of New York (“FHLB”) borrowings, loan amortization and prepayments and maturities of mortgage-related securities and investment securities. The Bank offers a variety of loan and deposit products to its customers. The Bank also makes available other financial instruments, such as annuity products and mutual funds, through arrangements with a third party.

      The Bank has continued to broaden its banking strategy by emphasizing commercial bank-like products, primarily commercial real estate and business loans, mortgage warehouse lines of credit and commercial deposits. This strategy focuses on increasing both net interest income and fee based revenue while concurrently diversifying the Bank’s customer base.

Change in Fiscal Year End

      The Company announced in October 2001 that it changed its fiscal year end from March 31, to December 31, effective December 31, 2001. This change provides internal efficiencies as well as aligns the Company’s reporting cycle with regulators, taxing authorities and the investor community. Due to the change in the Company’s fiscal year end, the comparison of annual operating performance is based upon the audited 12 month calendar year ended December 31, 2003 compared to the audited 12 month calendar year ended December 31, 2002 and the unaudited 12 month calendar year ended December 31, 2001.

Market Area and Competition

      The Company is a community-oriented financial institution providing financial services and loans for housing and commercial businesses primarily within its market area. The Company has sought to set itself apart from its many competitors by tailoring its products and services to meet the diverse needs of its customers, by emphasizing customer service and convenience and by being actively involved in community affairs in the neighborhoods and communities it serves. The Company oversees its 85 branch office network from its headquarters located in downtown Brooklyn. The Company operates 19 branch offices in the borough of Brooklyn, another eleven in the borough of Queens, eight in Manhattan and ten more branches dispersed among the Bronx, Staten Island, Nassau, Suffolk and Westchester Counties of New York. As a result of the acquisitions of Broad National Bancorporation (“Broad”), Newark, New Jersey and Statewide Financial Corp. (“Statewide”), Jersey City, New Jersey during fiscal 2000, the Company also operates 36 branches in the northern New Jersey coun-

ties of Bergen, Essex, Hudson, Middlesex and Union. In addition, the Company maintains one branch facility in Maryland as a result of the expansion of the Company’s commercial real estate lending activities to the Baltimore-Washington area as discussed below. The Company gathers deposits primarily from the communities and neighborhoods in close proximity to its branches, which deposits constitute the primary funding source of the Bank’s operations. The Company currently expects to expand its branch network through the opening of approximately seven branch locations over the next twelve months. The Company opened one of the proposed new offices in Manhattan during the first quarter of 2004.

      Although the Company generally lends throughout the New York City metropolitan area, the majority of its real estate loans are secured by properties located in the boroughs of Brooklyn, Queens and Manhattan, Nassau County, Long Island, and the counties in northern and central New Jersey. During the third quarter of 2003, the Company announced the expansion of its commercial real estate lending activities to the Baltimore-Washington and the Boca Raton, Florida markets. The Company’s customer base, like that of the urban neighborhoods which it serves, is racially and ethnically diverse and is comprised of mostly middle-income households and, to a lesser degree, low to moderate income households. Most of the businesses the Company lends to are small and medium sized and are primarily dependent upon the regional economy, which economy, due to its connections to the national economy, may be adversely affected not only by conditions within the local market but also by conditions existing elsewhere. At December 31, 2003, over 80% of the loan portfolio consisted of commercial real estate, commercial business and multi-family residential loans. Such loans may be more sensitive to adverse changes in the local economy than single-family residential loans. Increased delinquencies or other problems with such loans could affect the Company’s financial condition and profitability.

      Over the past few years there has been a national and local economic slowdown, which resulted in New York City being in a recession. After a continuous trend that lasted for ten consecutive quarters, the New York City economy displayed some modest growth in the third quarter of 2003 and came out of a sustained recession. This recovery, however, was somewhat weak and lagged the national recovery by several quarters.

      New York City, and to a lesser degree, the New York City metropolitan area, has been impacted by a reduction in employment. Many of those persons affected are domiciled in Manhattan. The unemployment rate in the third quarter of 2003 was 8.3% while the U.S. rate stood at 6.1%. Compared to a year earlier, the number of New York City jobs fell 1.4 percent, the third weakest performance of the top twenty largest metropolitan areas. The elimination of these positions results in less taxes being collected by New York City on salaries and has put a strain on social services as an increased number of people are seeking public assistance. The reduction in jobs is a prime reason for the current fiscal challenge.

      The inflation rate in New York City rose in the third quarter of 2003 to 3.1% and compares unfavorably to 2.2% for the U.S. as a whole. Commercial real estate vacancies rose to 12.5%, an increase of 0.7% from the previous year’s quarter, while Manhattan rents decreased 8.5%. Increased real estate vacancies had a negative effect on commercial real estate values.

      Historically, the New York City metropolitan area has benefited from being the corporate headquarters of many large industrial and commercial national companies, which have, in turn, attracted many smaller companies, particularly within the service industry. However, as a consequence of being the home of many national companies and to a large number of national securities and investment banking firms, as well as being a popular travel destination, the New York City metropolitan area is particularly sensitive to the economic health of the United States. As a result, economic deterioration in other parts of the United States often have had an adverse impact on the economic climate of New York City.

      The Company faces significant competition both in making loans and in attracting deposits. The New York City metropolitan area has a significant concentration of financial institutions, many of which are branches of significantly larger institutions, which have greater financial resources than the Company. Over the past 10 years, consolidation of the banking industry in the New York City metropolitan area has continued, resulting in the Company facing larger and increasingly efficient competitors. The Company’s competition for loans comes principally from commercial banks, savings banks, savings and loan associations, credit unions, mortgage-banking companies, commercial finance companies and insurance companies. The Company’s most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations, credit unions and commercial finance companies. The Company faces additional competition for deposits from short-term money market funds and other corporate and government securities funds and from other financial institutions such as brokerage firms and insurance companies.

Forward Looking Information

      Statements contained in this Annual Report of Form 10-K which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. Included in such forward-looking statements are statements regarding the proposed merger of the Company and Staten Island Bancorp, Inc. (“SIB”). See “Business Strategy – Controlled Growth” in Item 7 hereof and Note 2 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should”, and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company and SIB, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of the Company and SIB may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger of the Company and SIB may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the completion of the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (6) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the documents filed by the Company and SIB with the Securities and Exchange Commission (the “SEC”) from time to time. Neither the Company nor SIB undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Available Information

      The Company is a public company and files annual, quarterly and special reports, proxy statements and other information with the SEC. Members of the public may read and copy any document the Company files at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Members of the public can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The Company’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition to the foregoing, the Company maintains a web site at www.myindependence.com. The Company’s website content is made available for informational purposes only. It should neither be relied upon for investment purposes nor is it incorporated by reference into this Form 10-K. The Company makes available on its internet web site copies of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such documents as soon as reasonable practicable after it electronically files such material with or furnishes such documents to the SEC.

Lending Activities

      General. At December 31, 2003, the Company’s net loan portfolio totaled $6.09 billion (not including $5.9 million of loans available-for-sale), which represented 63.8% of the Company’s total assets of $9.55 billion at such date. A key corporate objective has been to change the mix of the Company’s loan portfolio by reducing the emphasis on the origination of one-to-four family residential mortgage loans and cooperative apartment loans, while concurrently expanding the origination of higher yielding commercial real estate, commercial business and variable-rate mortgage warehouse lines of credit portfolios. The largest category of loans in the Company’s portfolio continues to be multi-family residential mortgage loans, which totaled $2.82 billion or 45.7% of the Company’s total loan portfolio at December 31, 2003. Such loans are secured primarily by apartment buildings located in the Company’s market area. Reflecting the shift in the Company’s lending strategy, the second and third largest loan categories are commercial real estate loans and commercial business loans, which totaled $1.61 billion or 26.2% and $606.2 million or 9.8%, respectively, of the total loan portfolio at December 31, 2003. Loans made under mortgage warehouse lines of credit accounted for $527.3 million or 8.5% of the total loan portfolio at December 31, 2003. These four categories collectively accounted for 90.2% of the Company’s total loan portfolio at December 31, 2003. The shift in the Company’s lending strategy was also supported by the decline in the single-family residential mortgage and cooperative apartment loan portfolio from $1.14 billion, or 22.9% of the Company’s total loan portfolio at March 31, 2000 compared to $284.4 million, or 4.6% of the total loan portfolio at December 31, 2003. The remainder of the loan portfolio was comprised of $297.0 million of home equity loans and lines of credit and $27.5 million of consumer and other loans.

      The types of loans that the Company may originate are subject to federal and state laws and regulations. Interest rates charged by the Company on loans are affected principally by the demand for such loans and the supply of money available for lending purposes, the rates offered by its competitors and the terms and credit risks associated with the loans. These factors in turn, are affected by general and economic conditions, the monetary policy of the federal government, including the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), legislative tax policies and governmental budgetary matters.

      Loan Portfolio and Loans Available-for-Sale Composition. The following table sets forth the composition of the Company’s loan portfolio and loans available-for-sale at the dates indicated.

	At December 31,						At March 31,

	2003		2002		2001		2001		2000

		Percent		Percent		Percent		Percent		Percent
(Dollars in		of		of		of		of		of
Thousands)	Amount	Total	Amount	Total	Amount	Total	Amount	Total	Amount	Total

Loan portfolio:
Mortgage loans:
Single-family residential and cooperative apartment	$284,367	4.6%	$556,279	9.5%	$849,140	14.6%	$996,497	18.9%	$1,136,303	22.9%
Multi-family residential(1)	2,821,706	45.7	2,436,666	41.9	2,731,513	46.5	2,620,888	49.8	2,731,104	55.2
Commercial real estate	1,612,711	26.2	1,312,760	22.6	1,019,379	17.3	861,187	16.4	597,165	12.1

Total principal balance – mortgage loans	4,718,784	76.5	4,305,705	74.0	4,600,032	78.4	4,478,572	85.1	4,464,572	90.2
Less net deferred fees	4,396	0.1	7,665	0.1	11,198	0.2	10,588	0.2	8,727	0.2

Total mortgage loans on real estate	4,714,388	76.4	4,298,040	73.9	4,588,834	78.2	4,467,984	84.9	4,455,845	90.0

Commercial business loans, net of deferred fees	606,204	9.8	598,267	10.3	665,829	11.3	436,751	8.3	253,606	5.1

Other loans:
Mortgage warehouse lines of credit	527,254	8.5	692,434	11.9	446,542	7.6	206,707	3.9	48,175	1.0
Home equity loans and lines of credit	296,986	4.8	201,952	3.5	141,905	2.4	117,701	2.3	121,109	2.4
Consumer and other loans	27,538	0.5	26,971	0.4	32,002	0.5	33,489	0.6	73,578	1.5

Total principal balance – other loans	851,778	13.8	921,357	15.8	620,449	10.5	357,897	6.8	242,862	4.9
Less unearned discounts and deferred fees	139	0.0	291	0.0	677	0.0	1,191	0.0	1,793	0.0

Total other loans	851,639	13.8	921,066	15.8	619,772	10.5	356,706	6.8	241,069	4.9
Total loans receivable	6,172,231	100.0%	5,817,373	100.0%	5,874,435	100.0%	5,261,441	100.0%	4,950,520	100.0%

Less allowance for loan losses	79,503		80,547		78,239		71,716		70,286

Loans receivable, net	$6,092,728		$5,736,826		$5,796,196		$5,189,725		$4,880,234

Loans available-for-sale:
Single-family residential	$2,687		$7,576		$3,696		$—		$—
Multi-family residential	3,235		106,803		—		—		—

Total loans available-for-sale	$5,922		$114,379		$3,696		$—		$—

(1)	Includes loans secured by mixed-use (combined residential and commercial use) properties. At December 31, 2003 and 2002, such loans totaled $863.9 million and $919.6 million, respectively.

     Contractual Principal Repayments and Interest Rates. The following table sets forth scheduled contractual amortization of the Company’s loans at December 31, 2003, as well as the dollar amount of such loans which are scheduled to mature after one year and which have fixed or adjustable interest rates. Demand loans, overdraft loans and loans having no schedule of repayments and no stated maturity are reported as due in one year or less. The table does not include loans available-for-sale.

	Principal Repayments Contractually Due in Year(s) Ended December 31,

	Total at
	December 31,
(In Thousands)	2003	2004	2005	2006	2007	2008-2013	2014-2019	Thereafter

Mortgage loans:
Single-family residential and cooperative apartment(1)	$279,440	$809	$755	$3,230	$6,039	$51,597	$29,093	$187,917
Multi-family residential(2)(3)	2,821,073	82,167	45,833	93,596	181,638	1,680,648	709,686	27,505
Commercial real estate(3)	1,612,711	182,643	110,465	101,539	93,943	779,978	259,861	84,282
Commercial business loans(4)	612,014	145,942	28,832	48,934	78,202	161,016	96,723	52,365
Other loans:
Mortgage warehouse lines of credit	527,254	527,254	—	—	—	—	—	—
Consumer and other loans(5)	324,524	9,353	7,460	7,859	9,747	142,551	144,829	2,725

Total(6)	$6,177,016	$948,168	$193,345	$255,158	$369,569	$2,815,790	$1,240,192	$354,794

(1)	Does not include $4.9 million of single-family residential loans serviced by others.

(2)	Does not include $0.6 million of multi-family residential loans serviced by others.

(3)	Multi-family residential and commercial real estate loans are generally originated with a term to maturity of five to seven years and may be extended by the borrower for an additional five-year period.

(4)	Does not include $5.8 million of deferred fees.

(5)	Includes home equity loans and lines of credit, FHA and conventional home improvement loans, automobile loans, passbook loans and secured and unsecured personal loans.

(6)	Of the $5.23 billion of loan principal repayments contractually due after December 31, 2004, $4.17 billion have fixed rates of interest and $1.06 billion have adjustable rates of interest.

     Loan Originations, Purchases, Sales and Servicing. The Company originates multi-family residential loans, commercial real estate and business loans, advances under mortgage warehouse lines of credit, single-family residential mortgage loans, cooperative apartment loans, home equity loans and lines of credit, and consumer and other loans. The relative volume of originations is dependent upon customer demand and current and expected future levels of interest rates.

      During 2003, the Company continued its focus on expanding its higher yielding and/or variable rate portfolios of commercial real estate and commercial business loans as well as expanding its mortgage warehouse lines of credit portfolio as part of its business plan. As part of such effort, the Company purchased in November 2003 certain mortgage warehouse lines of credit from The Provident Bank. These assets increased the Company’s existing mortgage warehouse lines of credit portfolio as of the date of completion of the purchase by $207.0 million in lines and increased the Company’s total outstanding advances at such date by $76.3 million. Mortgage warehouse lines of credit are short-term secured advances extended to mortgage-banking companies primarily to fund the origination of one-to-four family mortgages.

      In addition to continuing to generate multi-family residential mortgage loans for portfolio, the Company originates and sells multi-family residential mortgage loans in the secondary market to Fannie Mae while retaining servicing. This relationship supports the Company’s ongoing strategic objective of increasing non-interest income related to lending and servicing revenue. The Company underwrites these loans using its customary underwriting standards, funds the loans, and sells the loans to Fannie Mae at agreed upon pricing thereby eliminating rate and basis exposure to the Company. Generally, the Company can originate and sell loans to Fannie Mae for not more than $20.0 million per loan. During the year ended December 31, 2003, the Company originated for sale $1.62 billion and sold $1.73 billion of fixed-rate multi-family loans in the secondary market to Fannie Mae with servicing retained by the Company. Under the terms of the sales program, the Company retains a portion of the credit risk associated with such loans. The Com-

pany has a 100% first loss position on each multi-family residential loan sold to Fannie Mae under such program until the earlier of (i) the losses on the multi-family residential loans sold to Fannie Mae reach the maximum loss exposure for the portfolio as a whole or (ii) until all of the loans sold to Fannie Mae under this program are fully paid off. The maximum loss exposure is available to satisfy any losses on loans sold in the program subject to the foregoing limitations. Substantially all the loans sold to Fannie Mae under this program are newly originated using the Company’s underwriting guidelines. At December 31, 2003, the Company serviced $3.46 billion of loans for Fannie Mae sold to it pursuant to this program with a maximum potential exposure of $130.9 million.

      The maximum loss exposure of the associated credit risk related to the loans sold to Fannie Mae under this program is calculated pursuant to a review of each loan sold to Fannie Mae. A risk level is assigned to each such loan based upon the loan product, debt service coverage ratio and loan to value ratio of the loan. Each risk level has a corresponding sizing factor which, when applied to the original principal balance of the loan sold, equates to a recourse balance for the loan. The sizing factors are periodically reviewed by Fannie Mae based upon its continuing review of loan performance and are subject to adjustment. The total of the recourse balance per loan is aggregated to create a maximum loss exposure for the entire portfolio at any given point in time. The Company’s maximum loss exposure for the entire portfolio of sold loans is periodically reviewed and, based upon factors such as amount, size, types of loans and loan performance, may be adjusted downward. Fannie Mae is restricted from increasing the maximum exposure on loans previously sold to it under this program as long as (i) the total borrower concentration (i.e., the total amount of loans extended to a particular borrower or a group of related borrowers) as applied to all mortgage loans delivered to Fannie Mae since the sales program began does not exceed 10% of the aggregate loans sold to Fannie Mae under the program and (ii) the average principal balance per loan of all mortgage loans delivered to Fannie Mae since the sales program began continues to be $4.0 million or less.

      During 2002, the Company sold from portfolio at par, $257.6 million of fully performing multi-family loans in exchange for Fannie Mae mortgage–backed securities representing a 100% interest in these loans. Such loans were sold with full recourse with the Company retaining servicing. These loans had an outstanding balance of $123.6 million at December 31, 2003. This transaction supported the Company’s efforts to continue to build and strengthen its relationship with Fannie Mae and had no impact on 2002 earnings.

      The Company has not sold multi-family residential loans to any other entities besides Fannie Mae during the last three years.

      Although all of the loans serviced for Fannie Mae (both loans originated for sale and loans sold from portfolio) are currently fully performing, the Company has established a liability related to the fair value of the retained credit exposure. This liability represents the amount that the Company would have to pay a third party to assume the retained recourse obligation. The estimated liability represents the present value of the estimated losses that the portfolio is projected to incur based upon an industry based default curve with a range of estimated losses. At December 31, 2003 the Company had a $7.2 million liability related to the fair value of the retained credit exposure for loans sold to Fannie Mae.

      As a result of retaining servicing on $3.58 billion of loans sold to Fannie Mae, the Company had a $7.8 million servicing asset at December 31, 2003 compared to $6.4 million at December 31, 2002. During 2003, the Company sold $1.73 billion of multi-family loans to Fannie Mae and recorded a $7.3 million servicing asset, which was partially offset by $5.9 million of amortization of the servicing asset.

      During the third quarter of 2003, the Company announced that ICM Capital, L.L.C. (“ICM Capital”), a newly formed subsidiary of the Bank, was approved as a Delegated Underwriting and Servicing (“DUS”) mortgage lender by Fannie Mae. Under the Fannie Mae DUS program, ICM Capital will underwrite, fund and sell mortgages on multi-family residential properties to Fannie Mae, with servicing retained. Participation in the DUS program requires ICM Capital to share the risk of loan losses with Fannie Mae with one-third of all losses assumed by ICM Capital and two-thirds of all losses assumed by Fannie Mae. There were no loans originated under this DUS program during the year ended December 31, 2003.

      The Bank has a two-thirds ownership interest in ICM Capital and Meridian Company, LLC

(“Meridian Company”), a Delaware limited liability company, has a one-third ownership interest. ICM Capital is an integral part of the expansion of the Company’s multi-family lending activities along the East Coast and its operations will be coordinated with those of Meridian Capital Group, LLC (“Meridian Capital”). Meridian Capital is 65% owned by Meridian Capital Funding, Inc. (“Meridian Funding”), a New York-based mortgage brokerage firm with the remaining 35% minority equity investment held by the Company. Meridian Funding and Meridian Company have the same principal owners. See Note 21 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      Over the past few years, the Company has de-emphasized the origination for portfolio of single-family residential mortgage loans in favor of higher yielding loan products. In November 2001, the Company entered into a private label program for the origination of single-family residential mortgage loans through its branch network under a mortgage origination assistance agreement with Cendant Mortgage Corporation, doing business as PHH Mortgage Services (“Cendant”). Under this program, the Company utilizes Cendant’s mortgage loan origination platforms (including telephone and Internet platforms) to originate loans that close in the Company’s name. The Company funds the loans directly, and, under a separate loan and servicing rights purchase and sale agreement, sells the loans and related servicing to Cendant on a non-recourse basis at agreed upon pricing. During the year ended December 31, 2003, the Company originated for sale $172.5 million and sold $174.2 million of single-family residential mortgage loans through the program. The Company is using this program as a means of increasing non-interest income while efficiently serving its client base. In recent years the Company has continued to originate to a very limited degree certain adjustable and fixed-rate residential mortgage loans for portfolio retention. The Company does not foresee any material expansion of such lending activities.

      Mortgage loan commitments to borrowers related to loans originated for sale are considered a derivative instrument under Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). In addition, forward loan sale agreements with Fannie Mae and Cendant also meet the definition of a derivative instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). For more information regarding the Company’s derivative instruments, see Note 19 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      During the fourth quarter of 2002, the Company entered into a private label program for the origination and servicing of small business lines of credit through an origination assistance agreement with Wells Fargo & Company (“Wells Fargo”). This program is referred to as “Business Custom Capital” and consists of unsecured lines of credit, up to $100,000, to small business customers in the Company’s market area with over $50,000 in annual sales. These lines are underwritten, funded and serviced by Wells Fargo for their own portfolio and have no impact on the Company’s Statement of Financial Condition. The Company is using this program as a means of increasing non-interest income as the Company receives an upfront fee for lines originated and a fee on the outstanding balance of the line for a period of three years.

      As of December 31, 2003, the Company serviced $55.6 million of single-family residential mortgage loans and $3.59 billion of multi-family residential loans for others.

      In December 1998, Broad entered into an agreement with New Jersey Citizen Action (“NJCA”), a community group, pursuant to which Broad agreed to use its best efforts to lend a total of $20.0 million in the state of New Jersey over a five year period beginning on January 1, 1999. Subsequent to the merger of Broad and the Company in July 1999 and the merger of Statewide and the Company in January 2000, the Bank entered into a modified agreement with NJCA pursuant to which a revised target goal of extending $33.0 million in loans was established for the five-year term of the agreement ending December 31, 2004. Such loans are to consist primarily of affordable home mortgage products in the form of one-to-four family mortgage loans to qualified low and moderate income borrowers, community development financing consisting primarily of loans for the purpose of purchasing, constructing and rehabilitating housing affordable to low and moderate income families and economic development financing to facilitate small business startup and expansion and job development. As of December 31, 2003, the Company had extended approximately $29.9 million of loans in connection with the NJCA agreement.

      Loan Activity. The following table shows the activity in the Company’s loan portfolio and loans available-for-sale portfolio during the periods indicated.

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
(In Thousands)	2003	2002	2001

Total principal balance of loans and loans available-for-sale held at the beginning of period	$5,944,961	$5,890,006	$5,273,220
Originations of loans for portfolio:
Single-family residential and cooperative apartment	13,710	11,660	23,257
Multi-family residential	1,131,460	505,678	323,617
Commercial real estate	651,862	325,715	196,730
Commercial business loans	289,930	406,197	405,409
Mortgage warehouse lines of credit(1)	10,291,152	7,016,355	3,883,054
Consumer(2)	239,165	153,642	77,717

Total originations for portfolio	12,617,279	8,419,247	4,909,784

Originations of loans for sale:
Single-family residential	172,459	140,203	4,121
Multi-family residential	1,621,584	1,165,779	441,870
Commercial business loans	4,066	—	—
Consumer	—	947	2,032

Total originations of loans for sale	1,798,109	1,306,929	448,023

Purchases of loans:
Mortgage warehouse lines of credit	76,334	—	83,520

Total purchases	76,334	—	83,520

Total originations and purchases	14,491,722	9,726,176	5,441,327

Loans sold:
Single-family residential	174,208	133,543	425
Multi-family residential	1,727,329	1,326,905	419,315
Commercial business loans	4,066	—	—
Consumer(2)	—	2,216	1,521

Total sold	1,905,603	1,462,664	421,261
Repayments(3)	12,342,582	8,208,557	4,403,280

Net loan activity	243,537	54,955	616,786

Total principal balance of loans and loans available-for-sale held at the end of period	6,188,498	5,944,961	5,890,006
Less:
Discounts on loans purchased and net deferred fees at end of period	10,345	13,209	11,875

Total loans and loans available-for-sale receivable at end of period	$6,178,153	$5,931,752	$5,878,131

(1)	Represents advances on the lines of credit.

(2)	Includes home equity loans and lines of credit, FHA and conventional home improvement loans, student loans, automobile loans, passbook loans and secured and unsecured personal loans.

(3)	Includes repayment of mortgage warehouse line advances ($10.53 billion for mortgage warehouse lines of credit during the year ended December 31, 2003) and loans charged-off or transferred to other real estate owned.

     Multi-Family Residential Lending. The Company originates multi-family (five or more units) residential mortgage loans, which are secured primarily by apartment buildings, cooperative apartment buildings and mixed-use (combined residential and commercial) properties located primarily in the Company’s market area. These loans are comprised primarily of middle-income housing located primarily in the boroughs of Brooklyn, Queens, Manhattan, the Bronx and Northern New Jersey. During the third quarter of 2003, the Company announced the expansion of its commercial real estate lending (both multi-family residential and non-residential mortgage loans) activities to the Baltimore-Washington and the Boca Raton, Florida markets. The Company expects the loans to be referred primarily by Meridian Capital, which already has an established presence in these market areas. During 2003, the Company originated $148.9 million of loans in the Baltimore-Washington market and $33.2 million in the Florida market. The Company will review this expansion program periodically and establish and adjust its targets based on market acceptance, credit performance, profitability and other relevant factors.

      The main competitors for loans in the Company’s market area tend to be commercial banks, savings banks, savings and loan associations, credit unions, mortgage-banking companies and insurance companies. Historically, the Company has been an active lender of multi-family residential mortgage loans for portfolio retention. More recently, in order to further its commitment to remain a leader in the multi-family market, the Company continues to build on its relationship with Fannie Mae to originate and sell multi-family residential mortgage loans in the secondary market while retaining servicing. The Company determines whether to originate a loan for portfolio retention or for sale based upon the yield and terms of the loan. Due to the low interest rate environment during 2003 and 2002, a larger portion of the Company’s multi-family residential loan originations were for sale as opposed to portfolio retention. See “Business-Lending Activities-Loan Originations, Purchases, Sales and Servicing”.

      At December 31, 2003, multi-family residential mortgage loans totaled $2.82 billion, or 45.7% of the Company’s total loan portfolio. The Company increased its originations of multi-family residential loans for portfolio by $625.8 million, or 123.8% to $1.13 billion during the year ended December 31, 2003 compared to $505.7 million for the year ended December 31, 2002. Multi-family residential mortgage loans in the Company’s portfolio generally range from $500,000 to $4.0 million and have an average loan size of approximately $1.2 million.

      At December 31, 2003, the Company had $5.9 million of multi-family loans available-for-sale. During the year ended December 31, 2003 the Company originated for sale $1.62 billion and sold $1.73 billion of multi-family residential loans to Fannie Mae with servicing retained by the Bank. By comparison, during the year ended December 31, 2002 the Company originated for sale $1.17 billion and sold $1.33 billion (of which $1.07 billion was originated for sale and $257.6 million was sold from portfolio) of multi-family residential loans to Fannie Mae with servicing retained by the Bank.

      The Company has developed during the past several years working relationships with several mortgage brokers. Under the terms of the arrangements with such brokers, the brokers refer potential loans to the Company. The loans are appraised and underwritten by the Company utilizing its underwriting policies and standards. The mortgage brokers receive a fee from the borrower upon the funding of the loans by the Company. In recent years, mortgage brokers have been the source of a substantial majority of the multi-family residential and commercial real estate loans originated by the Company. In October 2002, in furtherance of its business strategy regarding commercial real estate and multi-family loan originations and sales, the Company increased from 20% to 35% its minority investment in Meridian Capital, which is 65% owned by Meridian Funding, a New York-based mortgage brokerage firm. Meridian Funding is primarily engaged in the origination of commercial real estate and multi-family mortgage loans. The loans originated by the Company resulting from referrals by Meridian Capital account for a significant portion of the Company’s total loan originations. For the year ended December 31, 2003, such loans accounted for approximately 20.3% of the aggregate amount of loans originated for portfolio and for sale compared to 17.8% for the year ended December 31, 2002. With respect to the loans which were originated for portfolio in 2003 (excluding mortgage warehouse lines of credit), loans resulting from referrals from Meridian Capital amounted to approximately 57.1% of such loans compared to 39.9% for the year ended December 31, 2002. In addition, referrals from

Meridian Capital accounted for the majority of the loans originated for sale in 2003. All loans resulting from referrals from Meridian Capital are underwritten by the Company using its loan underwriting standards and procedures. The Company generally has not paid any referral fees to Meridian Capital. In the future, the Company may consider paying such fees if it is deemed necessary for competitive reasons. The ability of the Company to continue to originate multi-family residential and commercial real estate loans at the levels experienced in recent years may be a function of, among other things, maintaining the mortgage broker relationships discussed above. See Note 21 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      When approving new multi-family residential mortgage loans, the Company follows a set of underwriting standards which generally permit a maximum loan-to-value ratio of 75% based on an appraisal performed by either one of the Company’s in-house licensed and certified appraisers or by a Company-approved licensed and certified independent appraiser (whose appraisal is reviewed by a Company licensed and certified appraiser), and sufficient cash flow from the underlying property to adequately service the debt. A minimum debt service ratio of 1.3 generally is required on multi-family residential mortgage loans. The Company also considers the financial resources of the borrower, the borrower’s experience in owning or managing similar properties, the market value of the property and the Company’s lending experience with the borrower. For loans sold in the secondary market to Fannie Mae, the maximum loan-to-value ratio is 80% and the minimum debt service ratio is 1.25. The Company’s current lending policy for loans originated for portfolio and for sale requires that loans in excess of $2.0 million be approved by at least two members of the Credit Committee of the Board of Directors, the composition of which is changed periodically.

      It is the Company’s policy to require appropriate insurance protection, including title and hazard insurance, on all mortgage loans prior to closing. Other than cooperative apartment loans, mortgage loan borrowers generally are required to advance funds for certain items such as real estate taxes, flood insurance and private mortgage insurance, when applicable.

      The Company’s multi-family residential mortgage loans include loans secured by cooperative apartment buildings. In underwriting these loans, the Company applies the normal underwriting criteria used with other multi-family properties. In addition, the Company generally will not make a loan on a cooperative apartment building unless at least 50% of the total units in the building are owner-occupied. However, the Company will consider making a loan secured by a cooperative apartment building if it has a large positive rental income which significantly exceeds maintenance expense. At December 31, 2003, the Company had $608.8 million of loans secured by cooperative apartment buildings.

      The Company’s typical multi-family residential mortgage loan is originated with a term to repricing or maturity of 5 to 7 years. These loans generally have fixed interest rates and may be extended by the borrower, upon payment of an additional fee, for an additional 5-year period at an interest rate based on the 5-year FHLB advance rate plus a margin at the time of extension. Under the terms of the Company’s multi-family residential mortgage loans, the principal balance generally is amortized at the rate of 1% per year with the remaining principal due in full at maturity. Prepayment penalties are generally part of the terms of these loans.

      Commercial Real Estate Lending. In addition to multi-family residential mortgage loans, the Company originates commercial real estate loans. This growing portfolio is comprised primarily of loans secured by commercial and industrial properties, office buildings and small shopping centers located primarily within the Company’s market area.

      At December 31, 2003, commercial real estate loans amounted to $1.61 billion or 26.2% of total loans. This portfolio increased $300.0 million, or 22.8%, during the year ended December 31, 2003 due to the Company’s increased emphasis on originating higher yielding commercial real estate and business loans in line with its business strategy. See “Lending Activities-General”. The Company originated $651.9 million of commercial real estate loans during the year ended December 31, 2003 and $325.7 million for the year ended December 31, 2002. The Company intends to continue to emphasize these higher yielding loan products.

      The Company’s commercial real estate loans generally range in amount from $50,000 to $5.0 mil-

lion, and have an average size of approximately $1.6 million. The Company originates commercial real estate loans using similar underwriting standards as applied to multi-family residential mortgage loans. The Company reviews rent or lease income, rent rolls, business receipts, the borrower’s credit history and business experience, and comparable values of similar properties when underwriting commercial real estate loans.

      Loans secured by apartment buildings and other multi-family residential and commercial properties generally are larger and considered to involve a higher inherent risk of loss than single-family residential mortgage or cooperative apartment loans. Payments on loans secured by multi-family residential and commercial properties are often dependent on the successful operation or management of the properties and are subject, to a greater extent, to adverse conditions in the real estate market or the local economy. The Company seeks to minimize these risks through its underwriting policies, which generally limit the origination of such loans to loans secured by properties located in the Company’s market area and require such loans to be qualified on, among other things, the basis of the property’s income and debt service ratio.

      Single-Family Residential and Cooperative Apartment Lending. The Company, through its private label program with Cendant, offers both fixed-rate and adjustable-rate mortgage loans secured by single-family residential properties located in the Company’s primary market area. Under its agreement with Cendant, the Company offers a range of single-family residential loan products through various delivery channels, supported by direct consumer advertising, including telemarketing, branch referrals and the Company’s Internet website. At December 31, 2003, the Company had $2.7 million of loans available-for-sale to Cendant. During 2003, the Company originated for sale $172.5 million and sold $174.2 million of loans to Cendant. The Company will continue to emphasize this program as a means of increasing non-interest income.

      Over the past few years, the Company has de-emphasized the origination of single-family residential mortgages and cooperative apartment loans, for portfolio, in favor of higher yielding loan products. Although the Company’s cooperative apartment loans in the past have related to properties located in the boroughs of Manhattan, Brooklyn and Queens, in recent periods substantially all of such loans originated or purchased have related to properties located in Manhattan. At December 31, 2003, $284.4 million, or 4.6%, of the Company’s total loan portfolio consisted of single-family residential mortgage loans and cooperative apartment loans (of which $157.9 million were adjustable-rate mortgage loans (“ARMs”)) as compared to $556.3 million or 9.5% of the total loan portfolio at December 31, 2002. The substantial decline in this portfolio during 2003 was due to increased repayments as a result of the interest rate environment and resultant refinance market.

      The interest rates on the Company’s ARMs fluctuate based upon a spread above the average yield on United States Treasury securities, adjusted to a constant maturity which corresponds to the adjustment period of the loan (the “U.S. Treasury constant maturity index”) as published weekly by the Federal Reserve Board. In addition, ARMs generally are subject to limitations on interest increases or decreases of 2% per adjustment period and an interest rate cap during the life of the loan established at the time of origination. Certain of the Company’s ARMs can be converted at certain times to fixed-rate loans upon payment of a fee. Interest rates charged on fixed-rate loans are competitively priced based on market conditions. Included in single-family residential loans is a modest amount of loans partially or fully guaranteed by the Federal Housing Administration (“FHA”) or the Department of Veterans’ Affairs (“VA”).

      Under the Company’s underwriting guidelines, ARMS can be originated with loan-to-value ratios of up to 80%. Fixed-rate, single-family residential mortgage loans can be originated with loan-to-value ratios of up to 95%; provided, however, that private mortgage insurance is required for loans with loan-to-value ratios in excess of 80%. Substantially all of the Company’s mortgage loans include due-on-sale clauses which provide the Company with the contractual right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property without the Company’s consent. It is the Company’s policy to enforce due-on-sale provisions within the applicable regulations and guidelines imposed by New York law.

      In order to provide financing for low and moderate-income home buyers, the Company participates in residential mortgage programs and products sponsored by, among others, the State of New York Mortgage Authority, the Community Preservation Corporation and Neighborhood Housing Services. Various programs sponsored by these groups provide low and moderate income households with fixed-rate mortgage loans which are generally below prevailing fixed market rates and which allow below-market down payments for the construction of affordable rental housing. (See “–Loan Originations, Purchases, Sales and Servicing”).

      Commercial Business Lending Activities. Part of the Company’s strategy to shift its portfolio mix is expanding its commercial business loan portfolio. The Company makes commercial business loans directly to businesses located primarily in its market area and targets small- and medium-sized businesses with annual revenue up to $125.0 million. Commercial business loans are obtained primarily from existing customers, branch referrals, accountants, attorneys and direct inquiries. As of December 31, 2003, commercial business loans totaled $606.2 million, or 9.8%, of the Company’s total loan portfolio. The Company originated $289.9 million of commercial business loans for portfolio during the year ended December 31, 2003 compared to $406.2 million for the year ended December 31, 2002. As a result of our customers’ view of the current economic environment, the Company has experienced a slowdown in commercial business loan activity in the current year.

      Commercial business loans originated by the Company generally range in amount from $50,000 to $5.0 million and have an average loan size of approximately $400,000. These loans include lines of credit, revolving credit and term loans. The loans generally range from one year to ten years and include floating, fixed and adjustable rates. Such loans are generally secured by real estate, receivables, inventory, equipment, machinery and vehicles and are further enhanced by the personal guarantees of the principals of the borrower. The Company’s current lending policy for loans originated for portfolio and for sale requires that loans in excess of $2.0 million be approved by two non-officer directors of the Credit Committee of the Board of Directors. Although commercial business loans generally are considered to involve greater credit risk, and generally a corresponding higher yield, than certain other types of loans, management intends to continue emphasizing the origination of commercial business loans to small-and medium-sized businesses in its market area.

      Included in commercial business loans are small business lending activities. Small business lending activities are targeted to customers within the Company’s market area with over $50,000 in annual sales. The Company offers various products to small business customers in its market area which include (i) originating secured loans for its own portfolio, (ii) originating secured loans in amounts up to $2.0 million using the Company’s underwriting standards and guidelines from the Small Business Administration (“SBA”), and selling, at a gain, the guaranteed portion (75%) of each loan, with servicing retained, and (iii) offering access to unsecured lines of credit up to $100,000 through its private label program with Wells Fargo. (See “–Loan Origination, Purchases, Sales and Servicing”). The Company originated and sold $4.1 million of SBA loans during the year ended December 31, 2003. The Company offers these activities to better serve its small business customers as well as a means of increasing non-interest income.

      Mortgage Warehouse Lines of Credit. Mortgage warehouse lines of credit are revolving lines of credit to small- and medium-sized mortgage-banking companies at interest rates indexed at a spread to the prime rate. The lines are drawn upon by such companies to fund the origination of mortgages, primarily one-to-four family loans, where the amount of the draw is generally no higher than 99% of the loan amount, which, in turn, in most cases, is no higher than 80% of the appraised value of the property. In most cases, where the amount of the draw is in excess of 80%, the mortgage is covered by private mortgage insurance or government insurance through the FHA. In substantially all cases, prior to funding the advance, the mortgage banker has received an approved commitment for the sale of the loan, which in turn reduces credit exposure associated with the line. The lines are repaid upon completion of the sale of the mortgage loan to third parties, which usually occurs within 90 days of origination of the loan. During the period between the origination and sale of the loan, the Company maintains possession of the original mortgage note. These loans are of short duration and are made to customers located primarily in New Jersey and surrounding states whose primary business is mortgage refinancing. In the event of rising interest rates, the utilization of these lines of credit would be substantially reduced and replaced only to the extent of strength in the general housing market.

      Mortgage warehouse lines of credits to bankers generally range in amount from $1.0 million to $35.0 million, and have an average size of approximately $11.7 million. The Company establishes limits on mortgage warehouse lines of credit using its normal underwriting standards. The Company reviews credit history, business experience, process controls and procedures and requires personal guarantees of the principals of the borrower.

      As of December 31, 2003, advances under mortgage warehouse lines of credit totaled $527.3 million, or 8.5% of the Company’s total loan portfolio compared to $692.4 million at December 31, 2002. During 2003, advances on mortgage warehouse lines of credit totaled $10.29 billion and repayments totaled $10.53 billion. Unused mortgage warehouse lines of credit totaled $952.6 million at December 31, 2003. Utilization of the borrowers lines of credit approximated 36% and 77% of the total line approved at December 31, 2003 and December 31, 2002, respectively.

      Consumer Lending Activities. The Company offers a variety of consumer loans including home equity loans and lines of credit, automobile loans and passbook loans in order to provide a full range of financial services to its customers. Such loans are obtained primarily through existing and walk-in customers and direct advertising. At December 31, 2003, $324.5 million or 5.3% of the Company’s total loan portfolio was comprised of consumer loans.

      The largest component of the Company’s consumer loan portfolio is home equity loans and lines of credit. Home equity lines of credit are a form of revolving credit and are secured by the underlying equity in the borrower’s primary or secondary residence. The loans are underwritten in a manner such that they result in a risk of loss which is similar to that of single-family residential mortgage loans. The Company’s home equity lines of credit have interest rates that adjust or float based on the prime rate, have loan-to-value ratios of 80% or less, and are generally for amounts of less than $100,000. The loan repayment is generally based on a 15 year term consisting of principal amortization plus accrued interest. At December 31, 2003, home equity loans and lines of credit amounted to $297.0 million, or 4.8%, of the Company’s total loan portfolio. The Company had an additional $106.7 million of unused commitments pursuant to such equity lines of credit at December 31, 2003.

      The second largest component of the Company’s consumer loan portfolio at December 31, 2003 was passbook loans which totaled $9.3 million and are secured by the borrowers’ deposits at the Bank. At December 31, 2003, the remaining $18.2 million of the Company’s consumer loan portfolio was comprised primarily of miscellaneous unsecured loans.

      Loan Approval Authority and Underwriting. The Board of Directors of the Bank has established lending authorities for individual officers as to its various types of loan products. For multi-family residential mortgage loans, commercial real estate and commercial business loans, an Executive Vice President and a Senior Vice President have the authority to approve loans in amounts up to $500,000 and for the private banking group within the Company’s retail banking area, two Senior Vice Presidents acting jointly have such authority. Amounts up to $2.0 million may be approved by either the Chief Executive Officer or the Chief Credit Officer. For single-family residential mortgage loans and cooperative apartment loans, two senior officers acting jointly have the authority to approve loans in amounts up to $500,000. Consumer loans of less than $100,000 can be approved by an individual loan officer, while loans between $100,000 and $300,000 must be approved by two loan officers. Any mortgage loan, cooperative apartment and commercial business loan in excess of $2.0 million must be approved by at least two members of the Credit Committee of the Board of Directors, which consists of various directors, the composition of which is changed periodically.

      With certain limited exceptions, the Company’s credit administration policy limits the amount of credit related to mortgage loans and commercial loans that can be extended to any one borrower to $20.0 million, substantially less than the limits imposed by applicable law and regulation. With certain exceptions, the Company’s policy also limits the amount of commercial business or commercial real estate loans that can be extended to any affiliated borrowing group to $40.0 million. Exceptions to the above policy limits must have the approval of the Chief Executive Officer, Chief Credit Officer and two members of the Credit Committee of the Board of Directors. With certain limited exceptions, a New York-chartered savings bank may not make loans or extend credit for commercial, corporate or business purposes (including lease financing) to a single borrower, the aggregate amount of which would exceed (i) 15% of the Bank’s net worth if the loan is unsecured, or (ii) 25% of net worth if the loan is secured. Pursuant to such provisions, the Company could lend at December 31, 2003 up to $227.9 million to any one borrower and related entities. At December 31, 2003, the outstanding aggregate loan balance to the Company’s largest lending relationship was $66.4 million.

      Appraisals for multi-family residential and commercial real estate loans are generally conducted either by licensed and certified internal appraisers or qualified external appraisers. In addition, the Company generally internally reviews all appraisals conducted by independent appraisers on multi-family residential and commercial real estate properties.

      Loan Origination and Loan Fees. In addition to interest earned on loans, the Company receives loan origination fees or “points” for many of the loans it originates. Loan points are a percentage of the principal amount of the mortgage loan and are charged to the borrower in connection with the origination of the loan. The Company also offers a number of residential loan products on which no points were charged.

      The Company’s loan origination fees and certain related direct loan origination costs are offset, and the resulting net amount is deferred and amortized over the contractual life of the related loans as an adjustment to the yield of such loans. At December 31, 2003, the Company had $10.3 million of net deferred loan fees.

Asset Quality

      The Company generally places loans on non-accrual status when principal or interest payments become 90 days past due, except those loans reported as 90 days past maturity within the overall total of non-performing loans. However, FHA or VA loans continue to accrue interest because their interest payments are guaranteed by various government programs and agencies. Loans may be placed on non-accrual status earlier if management believes that collection of interest or principal is doubtful or when such loans have such well defined weaknesses that collection in full of principal or interest may not be probable. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income.

      Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned (“OREO”) until sold. Such assets are carried at the lower of fair value minus estimated costs to sell the property, or cost (generally the balance of the loan on the property at the date of acquisition). All costs incurred in acquiring or maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized up to the extent of their net realizable value.

      Delinquent loans. The following table sets forth delinquencies in the Company’s loan portfolio as of the dates indicated:

	At December 31, 2003				At December 31, 2002				At December 31, 2001

	60-89 Days		90 Days or More		60-89 Days		90 Days or More		60-89 Days		90 Days or More

		Principal		Principal		Principal		Principal		Principal		Principal
(Dollars in	Number	Balance	Number	Balance	Number	Balance	Number	Balance	Number	Balance	Number	Balance
Thousands)	of Loans	of Loans	of Loans	of Loans	Of Loans	of Loans	Of Loans	of Loans	of Loans	of Loans	of Loans	of Loans

Mortgage loans:
Single-family residential and cooperative apartment	18	$1,217	20	$1,526	24	$1,440	40	$3,041	22	$856	70	$4,172
Multi-family residential	3	897	7	1,131	4	427	7	1,136	3	511	5	2,312
Commercial real estate	2	14,400	19	20,061	3	1,797	14	11,738	4	1,491	13	6,780
Commercial business loans	2	285	45	12,244	13	14,858	42	22,495	3	3,998	41	13,313
Consumer and other loans(1)	34	138	42	880	45	263	71	720	53	502	77	1,355

Total	59	$16,937	133	$35,842	89	$18,785	174	$39,130	85	$7,358	206	$27,932

Delinquent loans to total loans(2)		0.27%		0.58%		0.32%		0.67%		0.13%		0.48%

(1)	Includes home equity loans and lines of credit, FHA and conventional home improvement loans, automobile loans, passbook loans and secured and unsecured personal loans.

(2)	Total loans includes loans receivable less deferred loan fees and unamortized discounts, net.

     Non-Performing Assets. The following table sets forth information with respect to non-performing assets identified by the Company, including non-performing loans and OREO at the dates indicated.

	At December 31,			At March 31,

(Dollars in Thousands)	2003	2002	2001	2001	2000

Non-accrual loans:
Mortgage loans:
Single-family residential and cooperative apartment	$1,526	$3,041	$4,172	$5,246	$3,955
Multi-family residential	1,131	1,136	2,312	524	1,128
Commercial real estate	20,061	11,738	6,780	3,477	3,281
Commercial business loans	12,244	22,495	13,313	6,795	3,821
Other loans(1)	840	568	1,225	1,534	33

Total non-accrual loans	35,802	38,978	27,802	17,576	12,218

Loans past due 90 days or more as to:
Interest and accruing	40	152	130	322	2,616
Principal and accruing(2)	742	2,482	18,089	17,750	11,516

Total past due accruing loans	782	2,634	18,219	18,072	14,132

Total non-performing loans	36,584	41,612	46,021	35,648	26,350

Other real estate owned, net(3)	15	7	130	235	68

Total non-performing assets(4)	$36,599	$41,619	$46,151	$35,883	$26,418

Restructured loans	$4,345	$4,674	$4,717	$888	$897

Non-performing loans as a percent of total loans	0.59%	0.72%	0.78%	0.68%	0.53%
Non-performing assets as a percent of total assets	0.38%	0.52%	0.61%	0.51%	0.40%
Allowance for loan losses as a percent of total loans	1.29%	1.38%	1.33%	1.36%	1.42%
Allowance for loan losses as a percent of non- performing loans	217.32%	193.57%	170.01%	201.18%	266.74%

(1)	Consists primarily of home equity loans and lines of credit and FHA home improvement loans.

(2)	Reflects loans that are 90 days or more past maturity which continue to make payments on a basis consistent with the original repayment schedule.

(3)	Net of related valuation allowances.

(4)	Non-performing assets consist of non-performing loans and OREO. Non-performing loans consist of (i) non-accrual loans and (ii) loans 90 days or more past due as to interest or principal.

     Non-performing assets decreased 12.1% to $36.6 million at December 31, 2003, compared to $41.6 million at December 31, 2002. The decrease of $5.0 million primarily reflects a $3.2 million decrease in non-accrual loans and a $1.7 million decrease in loans past due 90 days or more as to principal but still accruing, which loans continued to make payments on a basis consistent with the original repayment schedule. The decrease in non-accrual loans was primarily due to decreases of $10.3 million in non-accrual commercial business loans and $1.5 million in non-accrual single-family residential and cooperative apartment loans, partially offset by an increase of $8.3 million in non-accrual commercial real estate loans.

      Loans 90 days or more past maturity which continued to make payments on a basis consistent with the original repayment schedule amounted to $0.7 million at December 31, 2003. These loans decreased by $1.7 million during 2003 and the Company is continuing its efforts to have the remaining borrowers refinance or extend the term of such loans.

      The interest income that would have been recorded during the years ended December 31, 2003 and 2002 and the nine months ended December 31, 2001 if all of the Bank’s non-accrual loans at the end of each such period had been current in accordance with their terms during such periods was $1.1 million, $1.3 million and $1.0 million, respectively.

      A New York-chartered savings institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the Federal Deposit Insurance Corporation (“FDIC”) and the New York State Banking Department (“Department”), which can order the establishment of additional general or specific loss allowances. The FDIC, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management has analyzed all significant factors that affect the collectibility of the portfolio in a reasonable manner, and that management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Although the Company believes that its allowance for loan losses was at a level to cover all known and inherent losses in its loan portfolio at December 31, 2003 that were both probable and reasonable to estimate, there can be no assurance that the regulators, in reviewing the Company’s loan portfolio, will not request the Company to materially adjust its allowance for possible loan losses, thereby affecting the Company’s financial condition and results of operations at the date and for the period during which such adjustment must be recognized.

      Criticized and Classified Assets. Federal regulations require that each insured institution classify its assets on a regular basis. Furthermore, in connection with examinations of insured institutions, federal and state examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the same weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, resulting in a high probability of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The Company also categorizes assets as “special mention”. These are generally defined as assets that have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset. However, they do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss.

      The Company’s senior management reviews and classifies loans continually and reports the results of its reviews to the Board of Directors on a monthly basis. At December 31, 2003, the Company had classified an aggregate of $107.4 million of assets (a portion of which consisted of non-accrual loans). In addition, at such date the Company had

$73.1 million of assets that were designated by the Company as special mention.

      Allowance for Loan Losses. The determination of the level of the allowance for loan losses and the periodic provisions to the allowance charged to income is the responsibility of management. In assessing the level of the allowance for loan losses, the Company considers the composition and outstanding balance of its loan portfolio, the growth or decline of loan balances within various segments of the overall portfolio, the state of the local (and to a certain degree, the national) economy as it may impact the performance of loans within different segments of the portfolio, the loss experience related to different segments or classes of loans, the type, size and geographic concentration of loans held by the Company, the level of past due and non-performing loans, the value of collateral securing the loan, the level of classified loans and the number of loans requiring heightened management oversight. The continued shifting of the composition of the loan portfolio to be more commercial-bank like by increasing the balance of commercial real estate and business loans and mortgage warehouse lines of credit may increase the level of known and inherent losses in the Company’s loan portfolio.

      The formalized process for assessing the level of the allowance for loan losses is performed on a quarterly basis. Individual loans are specifically identified by loan officers as meeting the criteria of pass, criticized or classified loans. Such criteria include, but are not limited to, non-accrual loans, past maturity loans, impaired loans, chronic delinquencies and loans requiring heightened management oversight. Each loan is assigned to a risk level of special mention, substandard, doubtful and loss. Loans that do not meet the criteria to be characterized as criticized or classified are categorized as pass loans. Each risk level, including pass loans, has an associated reserve factor that increases as the risk level category increases. The reserve factor for criticized and classified loans becomes larger as the risk level increases but is the same factor regardless of the loan type. The reserve factor for pass loans differs based upon the loan and collateral type. Commercial business loans have a larger loss factor applied to pass loans since these loans are deemed to have higher levels of known and inherent loss than commercial real estate and multi-family residential loans. The reserve factor is applied to the aggregate balance of loans designated to each risk level to compute the aggregate reserve requirement. This method of analysis is performed on the entire loan portfolio.

      The reserve factors that are applied to pass, criticized and classified loans are generally reviewed by management on a quarterly basis unless circumstances require a more frequent assessment. In assessing the reserve factors, the Company takes into consideration, among other things, the state of the national and/or local economies which could affect the Company’s customers or underlying collateral values, the loss experience related to different segments or classes of loans, changes in risk categories, the acceleration or decline in loan portfolio growth rates and underwriting or servicing weaknesses. To the extent that such assessment results in an increase or decrease to the reserve factors that are applied to each risk level, the Company may need to adjust its provision for loan losses which could impact earnings in the period in which such provisions are taken.

      The Company considers a loan impaired when, based upon current information and events, it is probable that it will be unable to collect all amounts due for both principal and interest, according to the contractual terms of the loan agreement. The measurement value of the Company’s impaired loans is based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the observable market prices of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. The Company identifies and measures impaired loans in conjunction with its assessment of the level of the allowance for loan losses. Specific factors used in the identification of impaired loans include, but are not limited to, delinquency status, loan-to-value ratio, the condition of the underlying collateral, credit history and debt coverage. Impaired loans totaled $30.5 million at December 31, 2003 with a related allowance allocated of $1.4 million applicable to $30.5 million of such loans.

      The Company’s allowance for loan losses amounted to $79.5 million at December 31, 2003 as compared to $80.5 million at December 31, 2002. The Company’s allowance amounted to 1.29% of total loans at December 31, 2003 and 1.38% at December 31, 2002. The allowance for loan losses as a percent of non-performing loans was 217.3% at December 31, 2003 compared to 193.6% at December 31, 2002.

      The Company’s allowance for loan losses decreased $1.0 million from December 31, 2002 to December 31, 2003 due to provisions totaling $3.5 million and charge-offs, net of recoveries, of $4.5 million. The provision recorded reflected the Company’s decrease in non-accrual loans, classified loans and in delinquencies and charge-offs, the continued emphasis on commercial real estate and business loan originations as well as the recognition of current economic conditions. Included in the $3.5 million provision were adjustments to the allowance for loan losses by loan category to reflect changes in the Company’s loan mix and risk characteristics.

      The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. Management believes that, based on information currently available, the Company’s allowance for loan losses at December 31, 2003 was at a level to cover all known and inherent losses in its loan portfolio at such date that were both probable and reasonable to estimate. In the future, management may adjust the level of its allowance for loan losses as economic and other conditions dictate. In addition, the FDIC and the Department as an integral part of their examination process periodically review the Company’s allowance for possible loan losses. Such agencies may require the Company to adjust the allowance based upon their judgment.

      The following table sets forth the activity in the Company’s allowance for loan losses during the periods indicated.

			Nine Months
	Year Ended		Ended	Year Ended
	December 31,		December 31,	March 31,

(Dollars in Thousands)	2003	2002	2001	2001	2000

Allowance at beginning of period	$80,547	$78,239	$71,716	$70,286	$46,823
Allowances of acquired institutions(1)	—	—	—	—	9,452
Provision:
Mortgage loans	2,300	3,733	4,200	625	7,648
Commercial business and other loans(2)	1,200	4,267	3,675	767	2,169

Total provision	3,500	8,000	7,875	1,392	9,817

Charge-offs:
Mortgage loans	6,202	1,159	850	120	40
Commercial business and other loans(2)	1,179	7,202	1,756	2,489	199

Total charge-offs	7,381	8,361	2,606	2,609	239

Recoveries:
Mortgage loans	364	1,170	83	1,071	1,020
Commercial business and other loans(2)	2,473	1,499	1,171	1,576	3,413

Total recoveries	2,837	2,669	1,254	2,647	4,433

Net loans (charged-off)/recovered	(4,544)	(5,692)	(1,352)	38	4,194

Allowance at end of period	$79,503	$80,547	$78,239	$71,716	$70,286

Net loans charged off to allowance for loan losses	5.72%	7.07%	1.73%	N/A	N/A
Allowance for possible loan losses as a percent of total loans	1.29%	1.38%	1.33%	1.36%	1.42%
Allowance for possible loan losses as a percent of total non-performing loans(3)	217.32%	193.57%	170.01%	201.18%	266.74%

(1)	Reflects allowance for loan losses acquired in connection with the acquisitions of Broad and Statewide during fiscal 2000 of $6.7 million and $2.8 million, respectively.

(2)	Includes commercial business loans, mortgage warehouse lines of credit, home equity loans and lines of credit, automobile loans and secured and unsecured personal loans.

(3)	Non-performing loans consist of (i) non-accrual loans and (ii) loans 90 days or more past due as to interest or principal.

     The following table sets forth information concerning the allocation of the Company’s allowance for loan losses by loan category at the dates indicated.

	At December 31,						At March 31,

	2003		2002		2001		2001		2000

	Amount of		Amount of		Amount of		Amount of		Amount of
(Dollars in Thousands)	Allowance	Percent(1)	Allowance	Percent(1)	Allowance	Percent(1)	Allowance	Percent(1)	Allowance	Percent(1)

Mortgage Loans	$56,549	76.4%	$52,087	73.9%	$53,094	78.1%	$56,769	84.9%	$54,743	90.0%
Commercial Business Loans	16,974	9.8	22,927	10.3	18,595	11.3	8,899	8.3	6,729	5.1
Mortgage Warehouse Lines of Credit	4,016	8.5	3,516	11.9	4,349	7.6	2,600	3.9	—	1.0
Other Loans(2)	1,964	5.3	2,017	3.9	2,201	3.0	3,448	2.9	8,814	3.9

Total	$79,503	100.0%	$80,547	100.0%	$78,239	100.0%	$71,716	100.0%	$70,286	100.0%

(1)	Percent of loans in each category to total loans.

(2)	Includes home equity loans and lines of credit, student loans, automobile loans, passbook loans and secured and unsecured personal loans.

Environmental Issues

      The Company encounters certain environmental risks in its lending activities. Under federal and state environmental laws, lenders may become liable under certain circumstances for costs of cleaning up hazardous materials found on property securing their loans. In addition, the existence of hazardous materials may make it uneconomic for a lender to foreclose on such properties. Although environmental risks are usually associated with loans secured by commercial real estate, risks also may be substantial for loans secured by residential real estate if environmental contamination makes security property unsuitable for use. This could also have a negative effect on nearby property values. The Company attempts to control its risk by requiring a Phase One environmental assessment be completed as part of its underwriting review for all non-residential mortgage applications.

      The Company believes its procedures regarding the assessment of environmental risk are adequate and the Company is unaware of any environmental issues which would subject it to any material liability at this time. However, no assurance can be given that the values of properties securing loans in the Company’s portfolio will not be adversely affected by unforeseen environmental risks.

Investment Activities

      Investment Policies. The investment policy of the Company, which is established by the Board of Directors, is designed to help the Company achieve its fundamental asset/liability management objectives. Generally, the policy calls for the Company to emphasize principal preservation, liquidity, diversification, short maturities and/or repricing terms, and a favorable return on investment when selecting new investments for the Company’s investment and mortgage-related securities portfolios. In addition, the policy sets forth objectives which are designed to limit new investments to those which further the Company’s goals with respect to interest rate risk management. The Company’s current securities investment policy permits investments in various types of liquid assets including obligations of the U.S. Treasury and federal agencies, investment-grade corporate and trust obligations, preferred securities, various types of mortgage-related securities, including collateralized mortgage obligations (“CMOs”), commercial paper and insured certificates of deposit. The Bank, as a New York-chartered savings bank, is permitted to make certain investments in equity securities and stock mutual funds. At December 31, 2003, these equity investments totaled $87.8 million. See “– Regulation-Activities and Investments of FDIC-Insured State-Chartered Banks”.

      The Company has the ability to enter into various derivative contracts for hedging purposes to facilitate its ongoing asset/liability management process. The Company’s hedging activities are limited to interest rate swaps, caps and floors with outstanding notional amounts not to exceed in the aggregate 10% of total assets. The objective of any hedging activities is to reduce the Company’s interest rate risk. Similarly, the Company does not invest in mortgage-related securities which are deemed by rating agencies to be “high risk,” or purchase bonds which are not rated investment grade.

      During 2002, the Company, entered into $200.0 million of forward starting interest rate swap agreements as part of its interest rate risk management process to change the repricing characteristics of certain variable-rate borrowings. These agreements qualified as cash flow hedges of anticipated interest payments relating to $200.0 million of variable-rate FHLB borrowings that the Company expected to draw down during 2003 to replace existing FHLB borrowings that were maturing during 2003. During the third quarter of 2003, the $200.0 million of interest rate swap agreements were cancelled as the Company drew down $200.0 million of fixed-rate FHLB borrowings resulting in a loss of $3.5 million. The $3.5 million was paid to the counterparty and is being amortized into interest expense as a yield adjustment over five years, which is the period in which the related interest on the variable rate borrowings effects earnings. The amount of the yield adjustment was $0.3 million during the year ended December 31, 2003. There were no interest rate swap agreements outstanding as of December 31, 2003. See Note 19 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      Mortgage-Related Securities. Mortgage-related securities represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as the Company. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Fannie Mae and the Government National Mortgage Association (“GNMA”). The Company primarily invests in CMO private issuances, which are principally AAA rated and are current pay sequentials or planned amortization class structures and CMOs backed by U.S. Government agency securities.

      Mortgage-related securities generally increase the quality of the Company’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company. However, the existence of the guarantees or insurance generally results in such securities bearing yields which are less than the loans underlying such securities.

      Freddie Mac is a publicly traded corporation chartered by the U.S. Government. Freddie Mac issues participation certificates backed principally by conventional mortgage loans. Freddie Mac guarantees the timely payment of interest and the ultimate return of principal on participation certificates. Fannie Mae is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans. Fannie Mae guarantees the timely payment of principal and interest on Fannie Mae securities. Freddie Mac and Fannie Mae securities are not backed by the full faith and credit of the United States, but because Freddie Mac and Fannie Mae are U.S. Government-sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks. GNMA is a government agency within the Department of Housing and Urban Development which is intended to help finance government–assisted housing programs. GNMA securities are backed by FHA-insured and VA-guaranteed loans, and the timely payment of principal and interest on GNMA securities are guaranteed by GNMA and backed by the full faith and credit of the U.S. Government. Because Freddie Mac, Fannie Mae and GNMA were established to provide support for low-and middle-income housing, there are limits to the maximum size of one-to-four family loans that qualify for these programs.

      At December 31, 2003, the Company’s $2.21 billion of mortgage-related securities, which represented 23.2% of the Company’s total assets at such date, were comprised of $1.93 billion of AAA rated CMOs and $117.6 million of CMOs which were issued or guaranteed by Freddie Mac, Fannie Mae or GNMA (“Agency CMOs”) and $161.2 million of pass through certificates, which were also issued or guaranteed by Freddie Mac, Fannie Mae or GNMA. The portfolio increased by $1.17 billion during the year ended December 31, 2003 primarily due to $2.82 billion of purchases partially offset by proceeds totaling approximately $1.63 billion received from normal and accelerated principal repayments. The purchases during the year ended December 31, 2003 consisted of $2.57 billion of AAA rated CMOs with an average yield of 4.89% and $251.9 million of Agency CMOs with a weighted average yield of 4.76%.

      At December 31, 2003, the contractual maturity of approximately 93.2% of the Company’s mortgage-related securities was in excess of ten years. The actual maturity of a mortgage-related security is generally less than its stated maturity due to repayments of the underlying mortgages. Prepayments at a rate different than that anticipated will affect the yield to maturity. The yield is based upon the interest income and the amortization of any premium or discount related to the mortgage-backed security. In accordance with generally accepted accounting principles used in the United States (“GAAP”), premiums and discounts are amortized over the estimated lives of the securities, which decrease and increase interest income, respectively. The repayment assumptions used to determine the amortization period for premiums and discounts can significantly effect the yield of mortgage-related securities, and these assumptions are reviewed periodically to reflect actual prepayments. If prepayments are faster than anticipated, the life of the security may be shortened and may result in the acceleration of any unamortized premium. Although repayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of repayments. During periods of falling mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the repayment of the underlying mortgages and the related security. The Company experienced this condition during the past twelve months as mortgage rates declined and repayments, prepayments and maturities increased significantly to $1.63 billion for the year ended December 31, 2003 compared to $940.2 million for the year ended December 31, 2002. As a result, the Company also experienced a corresponding acceleration in the amortization of premium to $26.2 million for the year ended December 31, 2003 compared to $5.6 million for the year ended December 31, 2002. Under those circumstances, the Company may be subject to reinvestment risk to the extent that the Company’s mortgage-related securities amortize or repay faster than anticipated and the Company is not able to reinvest the proceeds of such repayments and prepayments at comparable rates.

      The following table sets forth the activity in the Company’s mortgage-related securities portfolio during the periods indicated, all of which are available-for-sale.

			Nine Months
			Ended
	Year Ended December 31,		December 31,

(In Thousands)	2003	2002	2001

Mortgage-related securities at beginning of period	$1,038,742	$902,191	$720,549
Purchases	2,823,123	1,099,160	433,944
Sales	—	(14,748)	(40,248)
Repayments, prepayments and maturities	(1,627,540)	(940,246)	(221,413)
Amortization of premiums	(26,216)	(5,592)	(665)
Accretion of discounts	2,002	1,271	439
Unrealized gains (losses) on available-for-sale mortgage- related securities	1,644	(3,294)	9,585

Mortgage-related securities at end of period	$2,211,755	$1,038,742	$902,191

      Investment Securities. The Company has the authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, preferred securities, mutual funds, equity securities and corporate and trust obligations. The Company’s investment securities portfolio increased $72.0 million to $296.9 million at December 31, 2003 compared to $224.9 million at December 31, 2002. The increase was due to purchases of $225.2 million consisting in large part of preferred securities and securities issued by federal agencies, which purchases were partially offset by the proceeds received from maturities and repayments of $101.5 million and from sales of $48.4 million of securities. The sales consisted of $30.0 million of corporate bonds, with a weighted average yield of 4.70% at a $0.4 million gain and $18.4 million of preferred securities, with a weighted average yield of 4.72% at a $0.1 million gain.

      The following table sets forth the activity in the Company’s investment securities portfolio, all of which are available-for-sale, during the periods indicated.

					Nine Months
					Ended
	Year Ended December 31,				December 31,

(In Thousands)	2003		2002		2001

Investment securities at beginning of period	$224,908		$125,803		$201,198
Purchases	225,240		226,071		289,355
Sales	(48,410	) (1)	(90,334	) (1)	(319,201	) (1)
Maturities and repayments	(101,535)		(38,104)		(51,332)
Amortization of premium	(223)		(70)		(47)
Accretion of discounts	128		89		136
Unrealized gains on available-for-sale investment securities	(3,163)		1,453		5,694

Investment securities at end of period	$296,945		$224,908		$125,803

(1)	The Company recognized a net gain of $0.5 million, $0.6 million and $2.8 million on the sale of investment securities during the years ended December 31, 2003, December 31, 2002 and the nine months ended December 31, 2001, respectively.

     The following table sets forth information regarding the amortized cost and fair value of the Company’s investment and mortgage-related securities at the dates indicated.

	At December 31,

	2003		2002		2001

	Amortized	Estimated	Amortized	Estimated	Amortized	Estimated
(In Thousands)	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Available-for-sale:
Investment securities:
U.S. Government and agencies	$15,549	$15,585	$14,578	$14,634	$27,617	$27,620
Corporate	119,013	119,575	154,680	155,292	—	—
Municipal	4,282	4,590	5,413	5,735	4,904	5,017
Equity Securities:
Preferred	158,462	155,869	47,435	48,084	91,365	91,322
Common	386	1,326	386	1,163	953	1,844

Total investment securities	297,692	296,945	222,492	224,908	124,839	125,803

Mortgage-related securities:
Fannie Mae	142,956	146,177	274,911	278,516	19,417	19,519
GNMA	8,981	9,655	14,807	15,931	21,170	22,387
Freddie Mac	5,140	5,411	8,422	8,899	10,694	10,776
CMOs	2,043,558	2,050,512	731,126	735,396	838,142	849,509

Total mortgage-related securities	2,200,635	2,211,755	1,029,266	1,038,742	889,423	902,191

Total securities available-for-sale	$2,498,327	$2,508,700	$1,251,758	$1,263,650	$1,014,262	$1,027,994

      The following table sets forth certain information regarding the contractual maturities of the Company’s investment and mortgage-related securities at December 31, 2003, all of which were classified as available-for-sale.

	At December 31, 2003, Contractually Maturing

		Weighted		Weighted		Weighted		Weighted
	Under 1	Average	1-5	Average	6-10	Average	Over 10	Average
(Dollars in Thousands)	Year	Yield	Years	Yield	Years	Yield	Years	Yield	Total

Investment securities:
U.S. Government and agencies	$12,936	1.73%	$2,649	1.92%	$—	—%	$—	—%	$15,585
Corporate	10,094	4.09	12,421	7.47	13,107	6.39	83,953	3.41	119,575
Municipal	2,451	3.00	184	7.29	1,955	7.35	—	—	4,590
Mortgage-related securities:
Fannie Mae	—	—	3,574	7.15	63,095	6.48	79,508	6.47	146,177
GNMA	—	—	1,022	7.96	1,167	8.96	7,466	7.66	9,655
Freddie Mac	19	9.04	222	7.41	121	7.78	5,049	5.68	5,411
CMOs	17,039	1.58	64,178	5.22	—	—	1,969,295	4.67	2,050,512

Total	$42,539	2.31%	$84,250	5.57%	$79,445	6.52%	$2,145,271	4.70%	$2,351,505

Sources of Funds

      General. Deposits are the primary source of the Company’s funds for lending and other investment purposes. In addition to deposits, the Company derives funds from loan principal and interest payments, maturities and sales of securities, interest on securities, advances from the FHLB of New York and other borrowings. Loan payments are a relatively stable source of funds, while deposit inflows and outflows are influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes.

      Deposits. The Company’s product line is structured to attract both consumer and business prospects. The current product line includes negotiable order of withdrawal (“NOW”) accounts (including the “Active Management” NOW accounts), money market accounts, non-interest-bearing checking accounts, passbook and statement savings accounts, business checking accounts, cash management services, New Jersey municipal deposits, Interest on Lawyers Trust Accounts (“IOLTA”), Interest on Lawyers Accounts (“IOLA”) and term certificate accounts.

      During 2002, the Company’s product line was expanded to attract middle market business and larger corporate customers by offering a full suite of non-credit cash management services. The current product line includes lockbox services, sweep accounts, automated clearing house (ACH) services, account reconciliation services, escrow services, zero balance accounts, cash concentration, wire transfer services, and a cash management suite of services business customers can access via the internet. Business customers benefit from these services through reduced operational costs, accelerated funds availability, and increased interest income. The primary goal in development of these services was to increase core deposits from business customers by offering additional products and services where fees are offset with compensating balances on deposit. Accounting for these service dollars and compensating balances are calculated through the Company’s account analysis system, which provides its customers with earnings credits applied against equivalent balances for services.

      Development of these products and services was designed to penetrate new markets by obtaining larger deposit relationships from business customers as well as offering borrowing customers additional business banking products in order to increase their deposit relationships. Approximately 974 business customers are using some form of cash management services as of December 31, 2003.

      The Company’s deposits are obtained primarily from the areas in which its branch offices are located. The Company neither pays fees to brokers to solicit funds for deposit nor does it actively solicit negotiable-rate certificates of deposit with balances of $100,000 or more. However, the Company has the authority under its Board-approved funds management policies to solicit such large certificates of deposit as an alternative funding source.

      The Company attracts deposits through a network of convenient office locations offering a variety of accounts and services, competitive interest rates and convenient customer hours. The Company’s branch network consists of 85 branch offices. During the year ended December 31, 2003 the Company opened ten branches: six in Manhattan, New York, two in Queens, New York, one in Union County, New Jersey and one in Essex County, New Jersey. In addition, the Company opened one branch facility in Maryland as a result of the expansion of the Company’s commercial real estate lending activities to the Baltimore-Washington area. The Company currently expects to expand its branch network through the opening of approximately seven additional branch offices over the next twelve months. During the first quarter of 2004 the Company opened one branch in Manhattan, New York.

      During 2002, the Company also expanded its retail banking services to include a private banking/wealth management group. This group was added to broaden and diversify the Company’s customer base and offers personalized and specialized services, including a carefully selected range of managed investment alternatives through third parties, to meet the needs of the Company’s clients. As of December 31, 2003, the private banking/wealth management group had $131.0 million in deposits all of which were core deposits. As of December 31, 2002, the private banking/wealth management group had $61.2 million in deposits of which $55.8 million or 91% were core deposits. In addition, this group generated $29.0 million and $24.2 million of primarily multi-family and commercial business loans during the years ended December 31, 2003 and December 31, 2002, respectively.

      In addition to its branch network, the Company currently maintains 115 ATMs in or at its branch offices and 25 ATMs at remote sites. The Company currently plans to install 12 additional ATMs in its offices and four ATMs at remote sites by the end of calendar 2004.

      Supplementing the Company’s branch and ATM network, are its Call Center, the Interactive Voice Response unit and its Internet Banking services. On an average monthly basis, the Company’s call center responds and processes over 42,000 customer transactional requests and informational inquiries. The Call Center also provides account-opening services and can accept loan applications related to the Company’s consumer loan product line. The Interactive Voice Response unit provides automated voice and touch-tone information to nearly 200,000 telephoned inquiries per month. The Company’s Internet Banking site currently has approximately 50,000 users and provides a wide range of product and account information to both existing and new customers. Services on this site include account-opening capabilities, consumer loan applications, on-line bill paying and other products and services.

      Deposit accounts offered by the Company vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. The Company is not limited with respect to the rates it may offer on deposit accounts. In determining the characteristics of its deposit accounts, consideration is given to the profitability to the Company, matching terms of the deposits with loan products, the attractiveness to customers and the rates offered by the Company’s competitors.

      The Company’s focus on customer service has facilitated its growth and retention of lower-costing NOW accounts, money market accounts, non-interest bearing checking accounts, business checking accounts and savings accounts, which generally bear interest rates substantially less than certificates of deposit. At December 31, 2003, these types of deposits amounted to $3.93 billion or 74.0% of the Company’s total deposits. During the year ended December 31, 2003, the weighted average rate paid on the Company’s deposits, excluding certificates of deposit was 0.53%, as compared to a weighted average rate of 2.25% paid on the Company’s certificates of deposit during this period. At December 31, 2003, approximately 79.3% of the Company’s certificate of deposit portfolio was scheduled to mature within one year, reflecting customer preference to maintain their deposits with relatively short terms during the current economic environment.

      The Company’s deposits increased $364.0 million or 7.4% to $5.30 billion at December 31, 2003 from $4.94 billion at December 31, 2002 as a result of deposit inflows of $310.8 million combined with interest credited of $53.2 million. For further information regarding the Company’s deposit liabilities see Note 11 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      The following table sets forth the activity in the Company’s deposits during the periods indicated.

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
(In Thousands)	2003	2002	2001

Deposits at beginning of period	$4,940,060	$4,794,775	$4,666,057
Other net increase before interest credited	310,780	63,648	19,293
Interest credited	53,257	81,637	109,425

Net increase in deposits	364,037	145,285	128,718

Deposits at end of period	$5,304,097	$4,940,060	$4,794,775

      The following table sets forth by various interest rate categories the certificates of deposit with the Company at the dates indicated.

	At December 31,

(In Thousands)	2003	2002	2001

0.01% to 1.49%	$784,734	$381,635	$—
1.50% to 1.99%	51,754	612,088	—
2.00% to 2.99%	84,664	71,626	681,896
3.00% to 3.99%	252,363	253,431	643,879
4.00% to 4.99%	78,809	97,350	209,596
5.00% to 5.99%	105,348	144,224	248,040
6.00% to 6.99%	19,281	25,648	66,192
7.00% to 8.99%	1,949	3,250	4,034

	$1,378,902	$1,589,252	$1,853,637

      The following table sets forth the amount and remaining contractual maturities of the Company’s certificates of deposit at December 31, 2003.

		Over Six	Over One	Over Two
	Six	Months	Year	Years	Over
	Months	Through	Through	Through	Three
(In Thousands)	Or Less	One Year	Two Years	Three Years	Years	Total

0.01% to 1.49%	$577,660	$185,321	$21,663	$72	$18	$784,734
1.50% to 1.99%	23,968	8,885	14,400	4,481	20	51,754
2.00% to 2.99%	19,252	18,755	13,062	10,259	23,336	84,664
3.00% to 3.99%	119,236	75,717	3,944	3,128	50,338	252,363
4.00% to 4.99%	12,392	24,277	1,125	12,821	28,194	78,809
5.00% to 5.99%	14,948	9,265	8,684	20,139	52,312	105,348
6.00% to 6.99%	223	1,193	12,587	5,254	24	19,281
7.00% to 8.99%	1,284	456	209	—	—	1,949

Total	$768,963	$323,869	$75,674	$56,154	$154,242	$1,378,902

      As of December 31, 2003, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $281.4 million. The following table presents the maturity of these certificates of deposit at such date.

(In Thousands)	Amount

3 months or less	$66,848
Over 3 months through 6 months	64,487
Over 6 months through 12 months	60,498
Over 12 months	89,517

$281,350

      Borrowings. The Company may obtain advances from the FHLB of New York based upon the security of the common stock it owns in that bank and certain of its residential mortgage loans, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Such advances are generally available to meet seasonal and other withdrawals of deposit accounts, to fund increased lending or for investment purchases. The Company had $1.05 billion of FHLB advances outstanding at December 31, 2003 with maturities of nine years or less with the majority having a maturity of less than five years. At December 31, 2003 the Company had the ability to borrow, from the FHLB, an additional $266.1 million on a secured basis, utilizing mortgage-related loans and securities as collateral. Another funding source available to the Company is repurchase agreements with the FHLB and other counterparties. These repurchase agreements are generally collateralized by CMOs or U.S. Government and agency securities held by the Company. At December 31, 2003, the Company had $1.87 billion of repurchase agreements outstanding with approximately 46.9% maturing within 90 days and the remainder maturing between four and nine years.

      During 2003, the Company borrowed $1.08 billion of short-term low costing floating-rate FHLB borrowings, investing the funds primarily in mortgage-backed securities with characteristics designed to minimize both interest rate risk and extension risk while maximizing yield. These short-term borrowings, which generally mature within 30 days, included $200.0 million of FHLB advances at a weighted average interest rate of 1.14% and $875.0 million of repurchase agreements at a weighted average interest rate of 1.15% at December 31, 2003. The maximum amount of short-term borrowings outstanding at any month end during the year ended December 31, 2003 was $200.0 million of FHLB advances and $875.0 million of repurchase agreements. The Company also replaced $200.0 million of borrowings at a weighted average interest rate of 5.77% with $200.0 million of fixed-rate five-year borrowings with a weighted average interest rate of 3.89% and borrowed $200.0 million of five-year borrowings with a weighted average interest rate of 2.41%. The Company paid-off $290.3 million of borrowings that matured during 2003 at a weighted average interest rate of 5.31%. For further discussion see “Management’s Discussion and Analysis of Financial Condition and Results of Operation-Business Strategy-Controlled Growth” set forth in Item 7 hereof and Note 12 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

Employees

      The Company had 1,368 full-time employees and 283 part-time employees at December 31, 2003. None of these employees are represented by a collective bargaining agreement or agent and the Company considers its relationship with its employees to be good.

Subsidiaries

      At December 31, 2003, the Holding Company’s two active subsidiaries were the Bank and Mitchamm Corp. (“Mitchamm”).

      Mitchamm Corp. Mitchamm was established in September 1997 primarily to operate Mail Boxes Etc. (“MBE”) franchises, which provide mail services, packaging and shipping services primarily to individuals and small businesses. Mitchamm had the area franchise for MBE in Brooklyn, Queens and Staten Island. During 2003, Mitchamm sold the MBE franchise for a gain of $0.3 million. Mitchamm currently operates one facility.

      BNB Capital Trust. BNB Capital Trust (the “Issuer Trust”) (assumed by the Holding Company as part of the acquisition of Broad) is a statutory business trust formed under Delaware law in June 1997. As a result of the Broad acquisition, the Issuer Trust is wholly owned by the Holding Company. In accordance with the terms of the trust indenture, the Trust redeemed all of its outstanding 9.5% Cumulative Trust Preferred Securities (the “Trust Preferred Securities”) totaling $11.5 million, at $10.00 per share, effective June 30, 2002. Accordingly, the Issuer Trust is now considered to be an inactive subsidiary. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in Item 7 hereof and “Financial Statements and Supplementary Data” set forth in Item 8 hereof for additional information.

      The following are the subsidiaries of the Bank:

      Independence Community Investment Corp. (“ICIC”). ICIC was established in December 1998, and is the Delaware-chartered holding company for Independence Community Realty Corp. (“ICRC”) and the Renaissance Asset Corporation (“RAC”). On December 18, 1998 the Bank transferred 1,000 shares of ICRC’s common stock, par value $.01 per share, and 9,889 shares of junior preferred stock, stated value $1,000 per share, to ICIC in return for all 1,000 shares of ICIC’s common stock, par value $.01 per share. At December 31, 2003, ICIC held $119.6 million of securities available-for-sale and $230.6 million of cash and cash equivalents.

      Independence Community Realty Corp. ICRC was established in September 1996 as a real estate investment trust. On October 1, 1996, the Bank transferred to ICRC real estate loans with a fair market value of approximately $834.0 million in return for all 1,000 shares of ICRC’s common stock and all 10,000 shares of ICRC’s 8% junior preferred stock. In January 1997, 111 officers and employees of the Bank each received one share of 8% junior preferred stock with a stated value of $1,000 per share of ICRC. At December 31, 2003, ICRC held $1.22 billion of loans and $808.9 million of short-term investments.

      Renaissance Asset Corporation. RAC, which was acquired from Broad, was established by Broad National Bank (“Broad National”) in November 1997 as a New Jersey real estate investment trust. At December 31, 2003, RAC held $890.0 million of loans and $279.3 million of short-term investments. Effective January 1, 2003, RAC was merged into a newly formed Delaware corporation, also called Renaissance Asset Corporation, with the Delaware company being the surviving entity. Pursuant to the terms of the merger, each share of common and preferred stock of the New Jersey corporation was converted into an identical share of the Delaware corporation.

      Independence Community Insurance Agency, Inc. (“ICIA”). ICIA was established in 1984. ICIA was formed as a licensed life insurance agency to sell the products of the new mutual insurance company formed by the Savings Bank Life Insurance Department of New York.

      Wiljo Development Corp. (“Wiljo”). The assets of Wiljo consist primarily of the office space in the building in which the Company’s executive office is located and its limited partnership interest in the partnership which owns the remaining portion of the building. At December 31, 2003, Wiljo had total assets of $8.5 million and the Company’s equity investment in Wiljo amounted to $7.7 million.

      Broad National Realty Corp. (“BNRC”). BNRC was established by Broad National in July 1987. The assets of BNRC consist primarily of an office building located at 909 Broad Street, Newark, New Jersey. BNRC is also the holding company for BNB Horizons Inc. (“Horizon”). BNRC had total assets of $2.9 million at December 31, 2003.

      Broad Horizons Inc. Horizon was established by Broad National in May 1998 to manage vacant land located at 901 Broad Street, Newark, New Jersey. Horizon’s assets totaled $217,000 at December 31, 2003.

      BNB Investment Corp. (“Investment Corp”). Investment Corp. was established by Broad National in February 1987 to hold various investment securities. Investment Corp. had total assets of $62.0 million at December 31, 2003.

      Bronatoreo, Inc. (“Bronatoreo”). Bronatoreo was established by Broad National in August 1992 to maintain parking lots located behind 905 Broad Street, Newark, New Jersey. Bronatoreo had total assets of $1.9 million at December 31, 2003.

      Statewide Financial Services (“SFS”). SFS was established by Statewide Savings Bank, S.L.A. in July 1985 to sell annuity products. SFS is currently inactive with no assets.

      ICM Capital L.L.C. (“ICMC”). ICMC was established in July 2003 to act as a mortgage lender and to participate in the Fannie Mae DUS program. ICMC is 66.67% owned by the Bank and 33.33% owned by Meridian Company. At December 31,

2003, ICMC assets totaled $8.2 million. See “Business-Lending Activities-Loan Originations, Purchases, Sales and Servicing”.

      Independence Community Commercial Reinvestment Corp. (“ICCRC”). ICCRC was established in July 2003 to function as a qualified community development entity by serving or providing investment capital for low-income communities or low-income persons. ICCRC had no assets at December 31, 2003.

Regulation

      Set forth below is a brief description of certain laws and regulations which are applicable to the Company and the Bank. The description of the laws and regulations hereunder, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

The Holding Company

      General. Upon consummation of the Conversion, the Holding Company became subject to regulation as a savings and loan holding company under the Home Owners’ Loan Act, as amended (“HOLA”), instead of being subject to regulation as a bank holding company under the Bank Holding Company Act of 1956 because the Bank made an election under Section 10(l) of HOLA to be treated as a “savings association” for purposes of Section 10(e) of HOLA. As a result, the Holding Company registered with the Office of Thrift Supervision (“OTS”) and is subject to OTS regulations, examinations, supervision and reporting requirements relating to savings and loan holding companies. The Holding Company is also required to file certain reports with, and otherwise comply with the rules and regulations of, the Department and the SEC. As a subsidiary of a savings and loan holding company, the Bank is subject to certain restrictions in its dealings with the Holding Company and affiliates thereof.

      Activities Restrictions. The Holding Company operates as a unitary savings and loan holding company. Generally, there are only limited restrictions on the activities of a unitary savings and loan holding company which applied to become or was a unitary savings and loan holding company prior to May 4, 1999 and its non-savings institution subsidiaries. Under the Gramm-Leach-Bliley Act of 1999 (the “GLBA”), companies which applied to the OTS to become unitary savings and loan holding companies after May 4, 1999 will be restricted to engaging in those activities traditionally permitted to multiple savings and loan holding companies. If the Director of the OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary savings institution, the Director may impose such restrictions as deemed necessary to address such risk, including limiting (i) payment of dividends by the savings institution; (ii) transactions between the savings institution and its affiliates; and (iii) any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution. Notwithstanding the above rules as to permissible business activities of grandfathered unitary savings and loan holding companies under the GLBA, if the savings institution subsidiary of such a holding company fails to meet the Qualified Thrift Lender (“QTL”) test, as discussed under ‘-Qualified Thrift Lender Test,” then such unitary holding company also shall become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the savings institution requalifies as a QTL within one year thereafter, shall register as, and become subject to the restrictions applicable to, a bank holding company. See “— Qualified Thrift Lender Test.”

      The GLBA also imposed new financial privacy obligations and reporting requirements on all financial institutions. The privacy regulations require, among other things, that financial institutions establish privacy policies and disclose such policies to its customers at the commencement of a customer relationship and annually thereafter. In addition, financial institutions are required to permit customers to opt out of the financial institution’s disclosure of the customer’s financial information to non-affiliated third parties. Such regulations became mandatory as of July 1, 2001.

      If the Holding Company were to acquire control of another savings institution, other than through merger or other business combination with the Bank, the Holding Company would thereupon become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisitions and where each subsidiary savings institution meets the QTL test, as set forth below, the activities of the Holding Company and any of its subsidiaries (other than the Bank or other subsidiary savings institutions) would thereafter be subject to further restrictions. Among other things, no multiple savings and loan holding company or subsidiary thereof which is not a savings institution shall commence or continue for a limited period of time after becoming a multiple savings and loan holding company or subsidiary thereof any business activity other than: (i) furnishing or performing management services for a subsidiary savings institution; (ii) conducting an insurance agency or escrow business; (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings institution; (iv) holding or managing properties used or occupied by a subsidiary savings institution; (v) acting as trustee under deeds of trust; (vi) those activities authorized by regulation as of March 5, 1987 to be engaged in by multiple savings and loan holding companies; or (vii) unless the Director of the OTS by regulation prohibits or limits such activities for savings and loan holding companies, those activities authorized by the Federal Reserve Board as permissible for bank holding companies. Those activities described in clause (vii) above also must be approved by the Director of the OTS prior to being engaged in by a multiple savings and loan holding company.

      Qualified Thrift Lender Test. Under Section 2303 of the Economic Growth and Regulatory Paperwork Reduction Act of 1996, a savings association can comply with the QTL test by either meeting the QTL test set forth in the HOLA and implementing regulations or qualifying as a domestic building and loan association as defined in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended (the “Code”). A savings bank subsidiary of a savings and loan holding company that does not comply with the QTL test must comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank; and (iii) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the institution ceases to meet the QTL test, it must cease any activity and not retain any investment not permissible for a national bank (subject to safety and soundness considerations).

      The QTL test set forth in the HOLA requires that qualified thrift investments (“QTIs”) represent 65% of portfolio assets of the savings institution and its consolidated subsidiaries. Portfolio assets are defined as total assets less intangibles, property used by a savings association in its business and liquidity investments in an amount not exceeding 20% of assets. Generally, QTIs are residential housing related assets. The 1996 amendments allow small business loans, credit card loans, student loans and loans for personal, family and household purpose to be included without limitation as qualified investments. At December 31, 2003, approximately 89.1% of the Bank’s assets were invested in QTIs, which was in excess of the percentage required to qualify the Bank under the QTL test in effect at that time.

      Limitations on Transactions with Affiliates. Transactions between savings institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings institution is any company or entity which controls, is controlled by or is under common control with the savings institution. In a holding company context, the parent holding company of a savings institution (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the savings institution. Generally, Sections 23A and 23B (i) limit the extent to which the savings institution or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such institution’s capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and other similar transactions.

      In addition, Sections 22(g) and (h) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% stockholder of a savings institution, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the savings institution’s loans to one borrower limit (generally equal to 15% of the institution’s unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the institution and (ii) does not give preference to any director, executive officer or principal stockholder, or certain affiliated interests of either, over other employees of the savings institution. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a savings institution to all insiders cannot exceed the institution’s unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. At December 31, 2003, the Bank was in compliance with the above restrictions.

      Restrictions on Acquisitions. Except under limited circumstances, savings and loan holding companies are prohibited from acquiring, without prior approval of the Director of the OTS, (i) control of any other savings institution or savings and loan holding company or substantially all the assets thereof or (ii) more than 5% of the voting shares of a savings institution or holding company thereof which is not a subsidiary. Except with the prior approval of the Director, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company’s stock, may acquire control of any savings institution, other than a subsidiary savings institution, or of any other savings and loan holding company.

      The Director of the OTS may only approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings institutions in more than one state if (i) the multiple savings and loan holding company involved controls a savings institution which operated a home or branch office located in the state of the institution to be acquired as of March 5, 1987; (ii) the acquiror is authorized to acquire control of the savings institution pursuant to the emergency acquisition provisions of the Federal Deposit Insurance Act (“FDIA”); or (iii) the statutes of the state in which the institution to be acquired is located specifically permit institutions to be acquired by the state-chartered institutions or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions).

      Federal Securities Laws. The Holding Company’s common stock is registered with the SEC under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Holding Company is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Exchange Act.

The Bank

      General. The Bank is subject to extensive regulation and examination by the Department, as its chartering authority, and by the FDIC, as the insurer of its deposits, and is subject to certain requirements established by the OTS as a result of the Holding Company’s savings and loan holding company status. The federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. The Bank must file reports with the Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as establishing branches and mergers with, or acquisitions of, other depository institutions. There are periodic examinations by the Department and the FDIC to test the Bank’s compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Department, the FDIC or as a result of the enactment of legislation, could have a material adverse impact on the Company, the Bank and their operations.

      Capital Requirements. The FDIC has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-

chartered banks which, like the Bank, are not members of the Federal Reserve System.

      The FDIC’s capital regulations establish a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively increases the minimum Tier I leverage ratio for such other banks to 4.0% to 5.0% or more. Under the FDIC’s regulation, the highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization and are rated composite 1 under the Uniform Financial Institutions Rating System. Leverage or core capital is defined as the sum of common stockholders’ equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill and certain mortgage servicing rights.

      The FDIC also requires that savings banks meet a risk-based capital standard. The risk-based capital standard for savings banks requires the maintenance of total capital (which is defined as Tier I capital and supplementary (Tier II) capital) to risk-weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item. The components of Tier I capital are equivalent to those discussed above under the 3% leverage capital standard. The components of supplementary capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. At December 31, 2003, the Bank exceeded each of its capital requirements. See Note 23 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      Activities and Investments of New York-Chartered Savings Banks. The Bank derives its lending, investment and other authority primarily from the applicable provisions of New York Banking Law and the regulations of the Department, as limited by FDIC regulations and other federal laws and regulations. See “—Activities and Investments of FDIC Insured State—Chartered Banks.” These New York laws and regulations authorize savings banks, including the Bank, to invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies, certain types of corporate equity securities and certain other assets. Under the statutory authority for investing in equity securities, a savings bank may directly invest up to 7.5% of its assets in certain corporate stock and may also invest up to 7.5% of its assets in certain mutual fund securities. Investment in stock of a single corporation is limited to the lesser of 2% of the outstanding stock of such corporation or 1% of the savings bank’s assets, except as set forth below. Such equity securities must meet certain tests of financial performance. A savings bank’s lending powers are not subject to percentage of asset limitations, although there are limits applicable to single borrowers. A savings bank may also, pursuant to the “leeway” authority, make investments not otherwise permitted under the New York Banking Law. This authority permits investments in otherwise impermissible investments of up to 1% of the savings bank’s assets in any single investment, subject to certain restrictions and to an aggregate limit for all such investments of up to 5% of assets. Additionally, in lieu of investing in such securities in accordance with the reliance upon the specific investment authority set forth in the New York Banking Law, savings banks are authorized to elect to invest under a “prudent person” standard in a wider range of debt and equity securities as compared to the types of investments permissible under such specific investment authority. However, in the event a savings bank elects to utilize the “prudent person” standard, it will be unable to avail itself of the other provisions of the New York Banking Law and regulations which set forth specific investment authority. A New York-chartered stock savings bank may also exercise trust powers upon approval of the Department.

      Under New York Banking Law, the Department has the authority to maintain the power of state-chartered banks reciprocal with those of a national bank.

      New York-chartered savings banks may also invest in subsidiaries under their service corporation investment power. A savings bank may use this power to invest in corporations that engage in various activities authorized for savings banks, plus any additional activities which may be authorized by the Department. Investment by a savings bank in the stock, capital notes and debentures of its service corporations is limited to 3% of the savings bank’s assets, and such investments, together with the savings bank’s loans to its service corporations, may not exceed 10% of the savings bank’s assets.

      With certain limited exceptions, a New York-chartered savings bank may not make loans or extend credit for commercial, corporate or business purposes (including lease financing) to a single borrower, the aggregate amount of which would be in excess of 15% of the bank’s net worth. The Bank currently complies with all applicable loans-to-one-borrower limitations.

      Activities and Investments of FDIC-Insured State-Chartered Banks. The activities and equity investments of FDIC-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary,(ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets, (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions, and (iv) acquiring or retaining the voting shares of a depository institution if certain requirements are met. In addition, an FDIC-insured state-chartered bank may not directly, or indirectly through a subsidiary, engage as “principal” in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements.

      Also excluded from the foregoing proscription is the investment by a state-chartered, FDIC-insured bank in common and preferred stock listed on a national securities exchange and in shares of an investment company registered under the Investment Company Act of 1940. In order to qualify for the exception, a state-chartered FDIC-insured bank must (i) have held such types of investments during the 14-month period from September 30, 1990 through November 26, 1991, (ii) be chartered in a state that authorized such investments as of September 30, 1991 and (iii) file a one-time notice with the FDIC in the required form and receive FDIC approval of such notice. In addition, the total investment permitted under the exception may not exceed 100% of the bank’s tier one capital as calculated under FDIC regulations. The Bank received FDIC approval of its notice to engage in this investment activity on February 26, 1993. As of December 31, 2003, the book value of the Bank’s investments under this exception was $87.8 million, which equaled 12.16% of its Tier I capital. Such grandfathering authority is subject to termination upon the FDIC’s determination that such investments pose a safety and soundness risk to the Bank or in the event the Bank converts its charter or undergoes a change in control.

      Regulatory Enforcement Authority. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

      Under the New York Banking Law, the Department may issue an order to a New York-chartered banking institution to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices and to keep prescribed books and accounts. Upon a finding by the Department that any director, trustee or officer of any banking organization has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Department to discontinue such practices, such director, trustee or officer may be removed from office by the Department after notice and an opportunity to be heard. The Bank does not know of any past or current practice, condition or violation that might lead to any proceeding by the Department against the Bank or any of its directors or officers. The Department also may take possession of a banking organization under specified statutory criteria.

      Prompt Corrective Action. Section 38 of the FDIA provides the federal banking regulators with broad power to take “prompt corrective action” to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Under regulations adopted by the federal banking regulators, an institution shall be deemed to be (i) “well capitalized” if it has total risk-based capital ratio of 10.0% or more, has a Tier I risk-based capital ratio of 6.0% or more, has a Tier I leverage capital ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure, (ii) “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a Tier I leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well capitalized,” (iii) “undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a Tier I leverage capital ratio that is less than 4.0% (3.0% under certain circumstances), (iv) “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a Tier I leverage capital ratio that is less than 3.0% and (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. The regulations also provide that a federal banking regulator may, after notice and an opportunity for a hearing, reclassify a “well capitalized” institution as “adequately capitalized” and may require an “adequately capitalized” institution or an “undercapitalized” institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. The federal banking regulator may not, however, reclassify a “significantly undercapitalized” institution as “critically undercapitalized.”

      An institution generally must file a written capital restoration plan which meets specified requirements, as well as a performance guaranty by each company that controls the institution, with an appropriate federal banking regulator within 45 days of the date that the institution receives notice or is deemed to have notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Immediately upon becoming undercapitalized, an institution becomes subject to statutory provisions which, among other things, set forth various mandatory and discretionary restrictions on the operations of such an institution.

      As December 31, 2003, the Bank had capital levels which qualified it as a “well-capitalized” institution. See Note 23 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      FDIC Insurance Premiums. The Bank is a member of the Bank Insurance Fund (“BIF”) administered by the FDIC but has deposit accounts insured by both the BIF and the Savings Association Insurance Fund (“SAIF”). The SAIF-insured accounts are held by the Bank as a result of certain acquisitions and branch purchases involving SAIF-insured deposits. Such SAIF-insured deposits amounted to $2.56 billion as of December 31, 2003. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity that the FDIC determines by regulation or order poses a serious threat to the FDIC.

      The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of the Bank’s deposit insurance.

      Beginning October 1, 1996, effective SAIF rates ranged from zero basis points to 27 basis points which was the same range of premiums as the BIF rates. From 1997 through 1999, almost all FDIC-insured institutions paid 6.4 basis points of their SAIF-assessable deposits and approximately 1.3 basis points of their BIF-assessable deposits to fund the Financing Corporation. Since January 1, 2000, all FDIC insured institutions are assessed the same rate for their BIF and SAIF assessable deposits to fund the Financing Corporation. Based upon the $3.29 billion of BIF-assessable deposits and $2.56 billion of SAIF-assessable deposits at December 31, 2003, the Bank expects to pay approximately $225,000 in insurance premiums per quarter during calendar 2004.

      Brokered Deposits. The FDIA restricts the use of brokered deposits by certain depository institutions. Under the FDIA and applicable regulations, (i) a “well capitalized insured depository institution” may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an “adequately capitalized insured depository institution” may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an “undercapitalized insured depository institution” may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. The Company had no brokered deposits outstanding at December 31, 2003.

      Community Investment and Consumer Protection Laws. In connection with its lending activities, the Bank is subject to a variety of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. Included among these are the federal Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act and the CRA.

      The CRA requires insured institutions to define the communities that they serve, identify the credit needs of those communities and adopt and implement a “Community Reinvestment Act Statement” pursuant to which they offer credit products and take other actions that respond to the credit needs of the community. The responsible federal banking regulator (in the case of the Bank, the FDIC) must conduct regular CRA examinations of insured financial institutions and assign to them a CRA rating of “outstanding,” “satisfactory,” “needs improvement” or “unsatisfactory.” The Bank’s latest federal CRA rating based upon its last examination is “satisfactory.”

      The Company is also subject to provisions of the New York Banking Law which impose continuing and affirmative obligations upon banking institutions organized in New York State to serve the credit needs of its local community (“NYCRA”), which are similar to those imposed by the CRA. The NYCRA requires the Department to make an annual written assessment of a bank’s compliance with the NYCRA, utilizing a four-tiered rating system, and make such assessment available to the public. The NYCRA also requires the Department to consider a bank’s NYCRA rating when reviewing a bank’s application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of any such application. The Bank’s latest NYCRA rating received from the Department based upon its last examination is “satisfactory.”

      Limitations on Dividends. The Holding Company is a legal entity separate and distinct from the Bank. The Holding Company’s principal source of revenue consists of dividends from the Bank. The payment of dividends by the Bank is subject to various regulatory requirements including a requirement, as a result of the Holding Company’s savings and loan holding company status, that the Bank notify the Director of the OTS not less than 30 days in advance of any proposed declaration by its directors of a dividend.

      Under New York Banking Law, a New York-chartered stock savings bank may declare and pay dividends out of its net profits, unless there is an impairment of capital, but approval of the Department is required if the total of all dividends declared in a calendar year would exceed the total of its net profits for that year combined with its retained net profits of the preceding two years, subject to certain adjustments.

      During 2003, the Bank requested and received approval of the distribution to the Company of an aggregate of $100.0 million. The Bank declared $75.0 million and funded $50.0 million during 2003 with the remaining $25.0 million to be funded in 2004. The Bank expects the remaining approved but undeclared $25.0 million dividend to be declared and funded during 2004. During 2002, the Bank requested and received approval of the distribution to the Company of an aggregate of $100.0 million, of which $75.0 million was declared by the Bank and was funded during 2002 with the remaining $25.0 million declared and funded in 2003. In December 2000, the Bank requested and received approval of the distribution to the Company of an aggregate of $25.0 million, of which $6.0 million had been distributed as of December 31, 2001, with the remainder distributed in 2002. The distributions were primarily used by the Company to fund the Company’s open market stock repurchase programs, dividend payments and consideration paid in October 2002 to increase the Company’s minority investment in Meridian Capital. See “Business–Lending Activities–Multi-Family Residential Lending”.

      Miscellaneous. The Bank is subject to certain restrictions on loans to the Holding Company or its non-bank subsidiaries, on investments in the stock or securities thereof, on the taking of such stock or securities as collateral for loans to any borrower, and on the issuance of a guarantee or letter of credit on behalf of the Company or its non-bank subsidiaries. The Bank also is subject to certain restrictions on most types of transactions with the Holding Company or its non-bank subsidiaries, requiring that the terms of such transactions be substantially equivalent to terms of similar transactions with non-affiliated firms.

      Federal Home Loan Bank System. The Bank is a member of the FHLB of New York, which is one of 12 regional FHLBs that administers the home financing credit function of savings institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB. The Bank had $2.72 billion of FHLB borrowings outstanding at December 31, 2003.

      As an FHLB member, the Bank is required to purchase and maintain stock in the FHLB of New York in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of its advances from the FHLB of New York, whichever is greater. At December 31, 2003, the Bank had approximately $135.8 million in FHLB stock, which resulted in its compliance with this requirement.

      The FHLBs are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low-and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid in the past and could continue to do so in the future. These contributions also could have an adverse effect on the value of FHLB stock in the future.

      Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts and personal and business demand deposits) and non-personal time deposits. As of December 31, 2003, the Bank was in compliance with applicable requirements. However, because required reserves must be maintained in the form of vault cash or a non-interest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce an institution’s earning assets.

Sarbanes-Oxley Act of 2002

      On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 implementing legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board which will enforce auditing, quality control and independence standards and will be funded by fees from all publicly traded companies, the bill has designated consulting services as permitted or prohibited by accounting firms. To ensure auditor independence, any non-audit services being provided to an audit client will require preapproval by the Company’s audit committee members. In addition, the audit partners must be rotated. The bill requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement. In addition, under the Act, counsel will be required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself.

      Longer prison terms will also be applied to corporate executives who violate federal securities laws, the period during which certain types of suits can be brought against a company or its officers has been extended, and bonuses issued to top executives prior to restatement of a company’s financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from insider trading during retirement plan “blackout” periods, and loans to company executives are restricted. In addition, a provision directs that civil penalties levied by the SEC as a result of any judicial or administrative action under the Act be deposited to a fund for the benefit of harmed investors. The Federal Accounts for Investor Restitution (“FAIR”) provision also requires the SEC to develop methods of improving collection rates. The legislation accelerates the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations. Directors and executive officers must also provide information for most changes in ownership in a company’s securities within two business days of the change.

      The Act also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the Company’s “registered public accounting firm” (“RPAF”). Audit Committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is a “financial expert” (as such term is defined by the SEC) and if not, why not. Under the Act, a RPAF is prohibited from performing statutorily mandated audit services for a company if such company’s chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions has been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. The Act also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the audit of the company’s financial statements for the purpose of rendering the financial statement’s materially misleading. The Act also requires the SEC to prescribe rules requiring inclusion of an internal control report and assessment by management in the annual report to shareholders. The Act requires the RPAF that issues the audit report to attest to and report on management’s assessment of the company’s internal controls. In addition, the Act requires that each financial report required to be prepared in accordance with (or reconciled to) generally accepted accounting principles and filed with the SEC reflect all material correcting adjustments that are identified by a RPAF in accordance with generally accepted accounting principles and the rules and regulations of the SEC.

      As a result of the Act, the SEC has promulgated numerous regulations implementing various provisions of the Act.

Taxation

     Federal Taxation

      General. The Company is subject to federal income taxation in the same general manner as other corporations with some exceptions discussed below.

      The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to the Company. The Company’s federal income tax returns have been audited or closed without audit by the Internal Revenue Service through 1999.

      Taxable Distributions and Recapture. Prior to the Small Business Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income should the Bank fail to meet certain thrift asset and definitional tests. New federal legislation eliminated those thrift related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should the Bank make certain non-dividend distributions or cease to maintain a bank charter.

      At December 31, 2003, the Bank’s total federal pre-1988 reserve was approximately $30.0 million. This reserve reflects the cumulative effects of federal tax deductions by the Company for which no Federal income tax provision has been made.

      Corporate Dividends-Received Deduction. The Holding Company may exclude from its income 100% of dividends received from the Bank as a member of the same affiliated group of corporations. The corporate dividends-received deduction is 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, and corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received or accrued on their behalf.

     State and Local Taxation

      New York State and New York City Taxation. The Company and certain eligible and qualified subsidiaries report income on a combined calendar year basis to both New York State and New York City. New York State Franchise Tax on corporations is imposed in an amount equal to the greater of (a) 7.5% of “entire net income” allocable to New York State (b) 3% of “alternative entire net income” allocable to New York State (c) 0.01% of the average value of assets allocable to New York State or (d) nominal minimum tax. Entire net income is based on federal taxable income, subject to certain modifications. Alternative entire net income is equal to entire net income without certain modifications. The New York City Corporation Tax is imposed in an amount equal to the greater of 9% of “entire net income” allocable to New York City or similar alternative taxable methods and rates as New York State.

      A Metropolitan Transportation Business Tax Surcharge on Corporations doing business in the Metropolitan District has been applied since 1982. The Company transacts a significant portion of its business within this District and is subject to this surcharge. For the tax year ended December 31, 2003, the surcharge rate is 20.4% of New York State franchise tax liability.

      New York State enacted legislation in 1996, which among other things, decoupled the Federal and New York State tax laws regarding thrift bad debt deductions and permits the continued use of the bad debt reserve method under Section 593 of the Code. Thus, provided the Bank continues to satisfy certain definitional tests and other conditions, for New York State and City income tax purposes, the Bank is permitted to continue to use the special reserve method for bad debt deductions. The deductible annual addition to the state reserve may be computed using a specific formula based on the Bank’s loss history (“Experience Method”) or a statutory percentage equal to 32% of the Bank’s New York State or City taxable income (“Percentage Method”).

      If the Bank fails to meet certain thrift assets and definitional tests for New York State and New York City tax purposes, it would have to recapture into taxable income approximately $133.0 million of previously recognized bad debt deductions. As of December 31, 2003 no related deferred taxes have been recognized.

      New Jersey State Taxation. The Company and certain eligible and qualified subsidiaries report income on a separate company basis, as New Jersey Law does not permit consolidated return filing. The state of New Jersey imposes a tax on entire net income at a rate of 9% of allocated income on corporations.

      Delaware State Taxation. As a Delaware holding company not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware. The tax is imposed as a percentage of the capital base of the Company with an annual maximum of $165,000. The Holding Company pays the maximum franchise tax.

ITEM 2.      Properties

     Offices and Properties

      At December 31, 2003, the Company conducted its business from its executive offices in Brooklyn and 84 branch offices:

		Lease
	Owned or	Expiration
Location(1)	Leased	Date

Executive and Administrative Offices:
195 Montague Street, Brooklyn, New York 11201(2)	Owned
551 5th Avenue, New York, New York 10176	Leased	2015
One Pierrepont Plaza, Brooklyn, New York 11201	Leased	2006
330 South Service Road, Melville, New York 11747	Leased	2013
25 Main Street, Hackensack, New Jersey 07602	Leased	2007
One Gateway Center, 7-45 Raymond Plaza West, Newark, New Jersey 07102	Leased	2007
10440 Little Patuxent Parkway, Columbia, Maryland 21044 (3)	Leased	2008
5355 Town Center Road, Boca Raton, Florida 33486	Leased	2007
Branch Offices:
130 Court Street Brooklyn, New York 11201(4)	Owned
6424-18th Avenue, Brooklyn, New York 11204	Owned
23 Newkirk Plaza, Brooklyn, New York 11226	Owned
443 Hillside Avenue, Williston Park, New York 11596	Owned
23-56 Bell Boulevard Bayside, New York 11360	Leased	2008
250 Lexington Avenue, New York, New York 10016	Leased	2030
1416 East Avenue, Bronx, New York 10462	Leased	2012
1420 Northern Boulevard, Manhasset, New York 11030	Leased	2017
1769-86th Street, Brooklyn, New York 11214	Owned
Pratt Institute Campus, 200 Willoughby Avenue, Brooklyn, New York 11205	Leased	(5)
2357-59 86th Street, Brooklyn, New York 11214	Owned
4514 16th Avenue, Brooklyn, New York 11204	Owned
37-10 Broadway, Long Island City, New York 11103	Owned
22-59 31st Street, Long Island City, New York 11105	Owned
24-28 34th Avenue, Long Island City, New York 11106	Leased	2007
51-12 31st Avenue, Woodside, New York 11377	Leased	2007
83-20 Roosevelt Avenue, Jackson Heights, New York 11372	Leased	2005
75-15 31st Avenue, Jackson Heights, New York 11370	Leased	2004
89-01 Northern Boulevard, Jackson Heights, New York 11372	Leased	2004
498 Columbia Street, Brooklyn, New York 11231	Leased	2007
150-28 Union Turnpike, Flushing, New York 11367	Leased	2012
234 Prospect Park West, Brooklyn, New York 11215	Owned
7500 Fifth Avenue, Brooklyn, New York 11209	Owned
440 Avenue P, Brooklyn, New York 11223	Owned
301 Avenue U, Brooklyn, New York 11223	Owned
8808 Fifth Avenue, Brooklyn, New York 11209	Owned

(continued)

		Lease
	Owned or	Expiration
Location(1)	Leased	Date

1310 Kings Highway, Brooklyn, New York 11229	Owned
4823 13th Avenue, Brooklyn, New York 11219	Owned
1302 Avenue J, Brooklyn, New York 11230	Owned
1550 Richmond Road, Staten Island, New York 10304	Owned
1460 Forest Avenue, Staten Island, New York 10302	Leased	2011
2655 Richmond Avenue, Staten Island, New York 10314	Leased	2010
6509 Bay Parkway, Brooklyn, New York 11204	Owned
131 Jericho Turnpike, Mineola, New York 11501	Leased	2010
1112 South Avenue, Staten Island, New York 10314	Leased	2016
100 Clearbrook Road, Elmsford, New York 10523	Leased	2007
105 Maxess Road, Melville, New York 11747	Leased	2006
40 Washington Street, Brooklyn, New York 11201	Leased	2012
43 East 8th Street, New York, New York 10003	Leased	2012
169 Seventh Avenue, New York, New York 10011	Leased	2012
550 Fifth Avenue, New York, New York 10036	Leased	2018
864 8th Avenue, New York, New York 10019	Leased	2012
162-38 Crossbay Boulevard, Howard Beach, New York 11414	Leased	2012
7244 Austin Street, Forest Hills, New York 11375	Leased	2013
336 Broadway, New York, New York, 10013	Leased	2018
110 Hudson Street, New York, New York 10013	Leased	2018
905 Broad Street, Newark, New Jersey 07102	Owned
745 Broad Street, Newark, New Jersey 07102	Leased	2008
243 Chestnut Street, Newark, New Jersey 07105	Leased	2007
236 West St. George Avenue, Linden, New Jersey 07036	Leased	2014
1-7 Wheeler Point Road, Newark, New Jersey 07105	Leased	2009
133 Jackson Street, Newark, New Jersey 07105	Owned
225 Milburn Avenue, Milburn, New Jersey 07041	Leased	2006
65 River Road, North Arlington, New Jersey 07031	Leased	2008
1000 South Elmora Avenue, Elizabeth, New Jersey 07202	Leased	2006
30 W. Mt. Pleasant Avenue, Livingston, New Jersey 07039	Leased	2006
Convery Plaza, Route 35, Perth Amboy, New Jersey 08861	Leased	2007
466 Bloomfield Avenue, Newark, New Jersey 07107	Leased	2007
826 Elizabeth Avenue, Elizabeth, New Jersey 07201	Owned
554 Central Avenue, East Orange, New Jersey 07018	Owned
255 Prospect Avenue, West Orange, New Jersey 07052	Leased	2004
348 Central Avenue, Jersey City, New Jersey 07307	Leased	2006
290 Ferry Street, Newark, New Jersey 07105	Leased	2005
9 Path Plaza, Jersey City, New Jersey 07306	Leased	2011
241 Central Avenue, Jersey City, New Jersey 07307	Owned
214 Newark Avenue, Jersey City, New Jersey 07302	Owned
12 Chapel Avenue, Jersey City, New Jersey 07305	Leased	2004

(continued)

		Lease
	Owned or	Expiration
Location(1)	Leased	Date

400 Marin Boulevard, Jersey City, New Jersey 07302	Leased	2010
86 River Street, Hoboken, New Jersey 07030	Leased	2007
416 Anderson Avenue, Cliffside Park, New Jersey 07010	Owned
35 South Main Street, Lodi, New Jersey 07644
Building	Owned
Adjacent parcel of land	Leased	2005
19 Schuyler Avenue, North Arlington, New Jersey 07031	Leased	2008
1322A Patterson Plank Road, Secaucus, New Jersey 07094	Owned
456 North Broad Street, Elizabeth, New Jersey 07208	Owned
314 Elizabeth Avenue, Elizabeth, New Jersey 07206	Leased	2098
358 South Avenue, Garwood, New Jersey 07027	Owned
246 South Avenue, Fanwood, New Jersey 07023	Owned
1886 Springfield Avenue, Maplewood, New Jersey 07040	Leased	2009
1126 Route 9, Old Bridge, New Jersey 08857	Leased	2006
900 Springfield Road, Union, New Jersey 07083	Leased	2006
80 Main Street, West Orange, New Jersey 07052	Leased	2008
1462 Stuyvesant Avenue, Union, New Jersey 07083	Owned

(1)	Branch office located at 51 Avenue A, New York, NY 10009 opened for business during the first quarter of 2004.

(2)	The Bank operates a full-service branch on the ground floor of the building.

(3)	The Bank also operates a full-service branch at this location.

(4)	Designated as the Bank’s main office.

(5)	The Bank executed a “Memorandum of Understanding” with the Pratt Institute to occupy the space; no expiration date was stated in the Memorandum.

ITEM 3.      Legal Proceedings

Legal Proceedings

      The Company is involved in routine legal proceedings occurring in the ordinary course of business which in the opinion of management, in the aggregate, will not have a material adverse effect on the consolidated financial condition and results of operations of the Company.

      On December 1, 1995, Statewide Savings Bank (“Statewide”), which was acquired by the Company in January 2000, initiated a suit against the U.S. Government alleging, among other things, breach of contract and seeking damages for harm caused to Statewide through changes in Federal banking regulations regarding the treatment of supervisory goodwill in calculating the capital of thrift institutions. The supervisory goodwill was created as a result of Statewide’s 1982 acquisition of Arch Federal Savings and Loan Association (“Arch”). The enactment of the Financial Institutions Reform, Recovery and Enforcement Act (“FIRREA”) in 1989 resulted in the amendment of Federal regulations requiring a phase-out of supervisory goodwill from the calculation of a thrift institution’s capital ratios and requiring that by January 1, 1995, no supervisory goodwill be counted as capital. As of the effective date of the regulations, Statewide had $18.7 million in goodwill from the Arch acquisition on its balance sheet. Statewide filed its claim on December 1, 1995. After litigating the matter for approximately seven years, the parties agreed to a stipulation of dismissal which was signed on February 14, 2003. The order of the court dismissing the case was signed on February 19, 2003.

ITEM 4.	Submission of Matters to a Vote of Security Holders

       None.

PART II

ITEM 5.	Market for the Registrant’s Common Equity, Related Stockholders’ Matters and Issuer Purchases of Equity Securities

       On March 13, 1998 the conversion and reorganization of the Bank and its mutual holding company parent was completed. The common stock began trading on the Nasdaq National Market System on March 17, 1998. In connection with the consummation of the Conversion, the Holding Company issued 76,043,750 shares of common stock, including 5,632,870 shares which were contributed to the Independence Community Foundation (the “Foundation”). As of December 31, 2003, there were 54,475,715 shares of common stock outstanding. As of February 29, 2004 the Holding Company had 11,009 stockholders of record not including the number of persons or entities holding stock in nominee or street name through various brokers and banks.

      The following table sets forth the high and low closing stock prices of the Holding Company’s common stock as reported by the Nasdaq National Market System under the symbol “ICBC” during the periods presented. Price information appears in major newspapers under the symbols “IndepCmntyBk” or “IndpCm”.

	Year Ended		Year Ended
	December 31, 2003		December 31, 2002

	High	Low	High	Low

First Quarter	$27.04	$25.14	$28.85	$22.50
Second Quarter	28.90	25.31	34.74	26.35
Third Quarter	36.03	28.47	32.28	23.28
Fourth Quarter	38.74	34.50	26.64	21.27

      The following table sets forth the high and low bid information of the Holding Company’s common stock as reported by the Nasdaq National Market System under the symbol “ICBC” during the periods presented. Such bid information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	Year Ended		Year Ended
	December 31, 2003		December 31, 2002

Bid	High	Low	High	Low

First Quarter	$29.89	$24.68	$28.76	$22.50
Second Quarter	28.88	24.95	34.72	26.35
Third Quarter	36.03	27.70	32.26	23.28
Fourth Quarter	39.02	34.30	26.62	21.26

      The following schedule summarizes the cash dividends per share of common stock paid by the Holding Company during the periods indicated.

	Year Ended	Year Ended
	December 31, 2003	December 31, 2002

First Quarter	$0.15	$0.11
Second Quarter	0.16	0.12
Third Quarter	0.17	0.13
Fourth Quarter	0.20	0.14

      The following schedule summarizes the total cash dividends paid by the Holding Company on its common stock during the periods indicated.

	Year Ended	Year Ended
(In Thousands)	December 31, 2003	December 31, 2002

First Quarter	$7,798	$5,919
Second Quarter	8,118	6,388
Third Quarter	8,585	6,850
Fourth Quarter	10,043	7,392

      On January 30, 2004, the Board of Directors declared a quarterly cash dividend of $0.22 per share of Common Stock, payable on February 25, 2004, to stockholders of record at the close of business on February 11, 2004.

      See “Liquidity and Commitments” set forth in Item 7 hereof and Notes 1 and  25 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof for discussions of the restrictions on the Holding Company’s ability to pay dividends.

      Information with respect to the Company’s repurchases of its equity securities is not applicable.

      See Item 12 hereto for information regarding the Company’s equity plans required by Item 201(d) of Regulation S-K.

ITEM 6.	Selected Consolidated Financial and Other Data

	At December 31,			At March 31,

(In Thousands)	2003	2002	2001	2001	2000

Selected Financial Condition Data:
Total assets	$9,546,607	$8,023,643	$7,624,798	$7,010,867	$6,604,150
Cash and cash equivalents	172,028	199,057	207,633	277,762	152,167
Investment securities available-for-sale	296,945	224,908	125,803	201,198	212,768
Mortgage-related securities available-for-sale	2,211,755	1,038,742	902,191	720,549	773,031
Loans available-for-sale	5,922	114,379	3,696	—	—
Loans receivable, net	6,092,728	5,736,826	5,796,196	5,189,725	4,880,234
Goodwill(1)	185,161	185,161	185,161	185,161	200,410
Identifiable intangible assets, net	190	2,046	8,981	13,833	20,569
Deposits	5,304,097	4,940,060	4,794,775	4,666,057	4,412,032
Borrowings	2,916,300	1,931,550	1,682,788	1,309,293	1,162,738
Subordinated notes	148,429	—	—	—	—
Trust preferred securities(2)	—	—	11,067	11,067	11,500
Total stockholders’ equity	991,111	920,268	880,533	813,156	834,807

			For the Nine	For the Twelve
	For the Year Ended		Months Ended	Months Ended	For the Year Ended
	December 31,		December 31,	December 31,	March 31,
(Dollars In Thousands,
Except Per Share Data)	2003	2002	2001	2001	2001	2000

				(unaudited)
Selected Operating Data:
Interest income	$440,120	$485,503	$362,206	$482,621	$470,702	$402,486
Interest expense	147,375	175,579	172,626	236,442	247,457	203,660

Net interest income	292,745	309,924	189,580	246,179	223,245	198,826

Provision for loan losses	3,500	8,000	7,875	8,475	1,392	9,817

Net interest income after provision for loan losses	289,245	301,924	181,705	237,704	221,853	189,009
Net gain (loss) on sales of loans and securities	765	557	2,850	3,145	3,398	(1,716)
Other non-interest income	111,974	74,561	41,623	53,924	34,940	18,632
Amortization of goodwill(1)	—	—	—	3,594	14,344	7,780
Amortization of intangible assets	1,855	6,971	5,761	7,481	6,880	6,833
Other non-interest expense	186,948	178,084	109,880	144,854	131,602	105,277

Income before provision for income taxes	213,181	191,987	110,537	138,844	107,365	86,035
Provision for income taxes	76,211	69,585	40,899	52,779	45,329	32,789

Net income	$136,970	$122,402	$69,638	$86,065	$62,036	$53,246

Basic earnings per share	$2.74	$2.37	$1.33	$1.64	$1.11	$0.90

Diluted earnings per share	$2.60	$2.24	$1.27	$1.58	$1.10	$0.90

(footnotes on next page)

			At or For the	At or For the
	At or For the		Nine Months	Twelve
	Year Ended		Ended	Months Ended	At or For the Year
	December 31,		December 31,	December 31,	Ended March 31,

(Dollars In Thousands, Except Per Share Data)	2003	2002	2001(3)	2001	2001	2000

Key Operating Ratios and Other Data:
Performance Ratios:(4)
Return on average assets	1.58%	1.55%	1.27%	1.19%	0.91%	0.88%
Return on average equity	14.60	13.56	11.01	10.32	7.60	6.51
Average interest-earning assets to average interest-bearing liabilities	105.10	106.51	106.55	106.44	107.25	111.29
Interest rate spread(5)	3.58	4.08	3.55	3.47	3.23	3.06
Net interest margin(5)	3.68	4.23	3.77	3.69	3.51	3.47
Non-interest expense to average assets	2.18	2.34	2.10	2.15	2.23	1.98
Efficiency ratio(6)	46.19	46.32	47.53	48.27	50.97	48.41
Cash dividends declared per common share	$0.68	$0.50	$0.27	$0.35	$0.30	$0.21
Asset Quality Ratios:
Non-performing loans as a percent of total loans at end of period	0.59%	0.72%	0.78%	0.78%	0.68%	0.53%
Non-performing assets to total assets at end of period(7)	0.38	0.52	0.61	0.61	0.51	0.40
Allowance for loan losses to non-performing loans at end of period	217.32	193.57	170.01	170.01	201.18	266.74
Allowance for loan losses to total loans at end of period	1.29	1.38	1.33	1.33	1.36	1.42
Capital and Other Information:(4)
Equity to assets at end of period	10.38%	11.47%	11.54%	11.54%	11.60%	12.64%
Leverage capital(8)	8.14	8.73	8.60	8.60	8.20	7.83
Total capital to risk-weighted assets at end of period(8)	12.39	11.40	12.20	12.20	12.95	12.62
Number of full-service offices at end of period	84	73	69	69	67	65

(1)	Represents the excess of cost over fair value of net assets acquired. Effective April 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, which resulted in discontinuing the amortization of goodwill. See Note 9 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

(2)	The Trust Preferred Securities were assumed by the Holding Company as part of the Broad acquisition effective the close of business on July 31, 1999. In accordance with the terms of the trust indenture, the Trust redeemed all of its outstanding Trust Preferred Securities totaling $11.5 million, at $10.00 per share, effective June 30, 2002.

(3)	Where applicable, ratios have been annualized.

(4)	With the exception of end of period ratios and the efficiency ratio, all ratios are based on average daily balances during the respective periods.

(5)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.

(6)	Reflects adjusted operating expense (net of amortization of goodwill and identifiable intangible assets) as a percent of the aggregate of net interest income and adjusted non-interest income (excluding gains and losses on the sales of loans and securities). Amortization of identifiable intangible assets is excluded from the calculation since it is a non-cash expense and gains and losses on the sales of loans and securities are excluded since they are generally considered by the Company’s management to be non-recurring in nature. The operating efficiency ratio is not a financial measurement required by generally accepted accounting principles in the United States of America. However, the Company believes such information is useful to investors in evaluating the Company’s operations. The ratio would have been 46.56% for the year ended December 31, 2003 if the adjustments noted above were not made.

(7)	Non-performing assets consist of non-accrual loans, loans past due 90 days or more as to interest or principal repayment and accruing and real estate acquired through foreclosure or by deed-in-lieu therefore.

(8)	Ratios reflect the capital position of the Bank only.

ITEM 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

      The Company’s results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans, mortgage-related securities and investment securities, and interest expense on interest-bearing liabilities, which consist of deposits and borrowings. Net interest income is determined by the Company’s interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

      The Company’s results of operations also are affected by (a) the provision for loan losses resulting from management’s assessment of the level of the allowance for loan losses, (b) its non-interest income, including service fees and related income, mortgage-banking activities and gains and losses from the sales of loans and securities, (c) its non-interest expense, including compensation and employee benefits, occupancy expense, data processing services, amortization of intangibles and (d) income tax expense.

      The Bank is a community-oriented bank, which emphasizes customer service and convenience. As part of this strategy, the Bank offers products and services designed to meet the needs of its retail and commercial customers. The Company generally has sought to achieve long-term financial strength and stability by increasing the amount and stability of its net interest income and non-interest income and by maintaining a high level of asset quality. In pursuit of these goals, the Company has adopted a business strategy of controlled growth, emphasizing commercial real estate and multi-family residential lending, commercial business lending, mortgage warehouse lines of credit and retail and commercial deposit products, while maintaining asset quality and stable liquidity.

      The Company announced in October 2001 that it had changed its fiscal year end from March 31 to December 31, effective December 31, 2001. This change provided internal efficiencies as well as aligned the Company’s reporting cycle with regulators, taxing authorities and the investor community. Due to the change in the reporting period, the comparison of annual operating performance is based upon the audited 12 month calendar year ended December 31, 2003 compared to the audited 12 month calendar year ended December 31, 2002 compared to the unaudited 12 month calendar year ended December 31, 2001.

Business Strategy

      Controlled growth. In recent years, the Company has sought to increase its assets and expand its operations through internal growth as well as through acquisitions. During the year ended December 31, 2003, the Company opened ten de novo branches while it opened four de novo branches during the year ended December 31, 2002. In addition, during 2003, the Company opened one branch facility in Maryland as a result of the expansion of the Company’s commercial real estate lending activities to the Baltimore-Washington area. In addition to the expansion resulting from the proposed merger of Staten Island Bancorp, Inc. (“SIB”) as discussed below, the Company currently expects to expand its branch network through the opening of approximately seven additional banking locations during the year ended December 31, 2004. During the first quarter of 2004, the Company opened one branch in Manhattan, New York, which brings the total to 85 banking offices.

      The Company’s assets increased by $1.52 billion, or 19.0%, from $8.02 billion at December 31, 2002 to $9.55 billion at December 31, 2003 primarily due to increases of $1.25 billion in the securities available-for-sale portfolio combined with $354.9 million in the loan portfolio partially offset by a decrease of $108.5 million in loans available-for-sale. These increases were funded primarily through the use of borrowings, the growth in deposits and the issuance of $150.0 million of 3.5% Fixed Rate/ Floating Rate Subordinated Notes Due 2013 (“Notes”).

      The Company has selectively used acquisitions in the past as a means to expand its footprint and operations. The Company completed its acquisition of Broad, which had $646.3 million in assets, effective the close of business on July 31, 1999 and its acquisition of Statewide, which had $745.2 million in assets, effective the close of business on January 7, 2000. The Company also completed several other smaller whole bank and branch acquisitions in earlier periods.

      On November 25, 2003, the Company announced that it had signed a definitive agreement to merge with SIB. Pursuant to the agreement, the Company will merge with SIB, in a transaction valued at the time of execution of the definitive agreement at approximately $1.5 billion or $23.88 per SIB share. Upon completion of the merger, SIB’s wholly owned subsidiary, SI Bank and Trust will merge with and into the Bank.

      Under the terms of the SIB agreement, which was approved unanimously by both boards of directors, the aggregate consideration to be paid in the merger will consist of $368.5 million in cash and approximately 28,850,000 shares of the Company’s common stock. Holders of SIB common stock will receive cash or shares of the Company’s common stock pursuant to an election, proration and allocation procedure subject to the total consideration being comprised of approximately 75% paid in the Company’s common stock and 25% paid in cash. The value of the merger consideration per share of SIB common stock will be calculated in accordance with the following formula: the sum of (i) $5.97025 and (ii) 0.4674 times the average of the closing prices of the Company’s common stock for the ten consecutive full trading days ending on the tenth business day before the completion of the merger. Based on the $38.32 closing price of the Company’s common stock on November 21, 2003, the last full trading day prior to the date of the merger agreement, SIB stockholders would receive $23.88 per share in cash or 0.6232 share of the Company’s common stock for each share of SIB common stock. The value of the merger consideration and the actual exchange ratio per share of SIB common stock at the completion of the merger will vary from the initial values if the average of the Company’s common stock price during the ten trading day measurement period is greater or less than the $38.32, which is likely.

      The transaction is expected to close in the second quarter of 2004 and is subject to receipt of various regulatory approvals and certain other conditions. The transaction received approval from both companies’ stockholders at their respective special meetings of stockholders held on March 8, 2004. In addition, on March 1, 2004, SIB and the Company announced the completion of the sale of the majority of the assets and operations of SIB Mortgage Corp., the mortgage banking subsidiary of SI Bank & Trust, to Lehman Brothers. The remaining SIB Mortgage Corp. offices are either under contract for sale and are currently scheduled to be sold or are in the process of being shut down by the end of the first quarter of 2004.

      Additional information concerning the agreement and the proposed merger is contained in the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2003, which report is incorporated by reference. The SIB agreement provides for the payment of a termination fee payable to the Company under certain circumstances.

      This pending merger significantly expands the Company’s presence in the New Jersey, Brooklyn and Staten Island markets. See Note 2 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      Emphasis on Commercial Real Estate, Commercial Business and Multi-family Lending. Since 1999, the Company has focused on expanding its higher yielding loan portfolios as compared to single-family mortgage loans, including fixed and variable-rate portfolios of commercial real estate loans, commercial business loans and mortgage warehouse lines of credit. Given the concentration of multi-family housing units in the New York City metropolitan area, as well as the Company’s commitment to remain a leader in the multi-family loan market, the Company continues to emphasize the origination (both for portfolio and for sale) of loans secured by first liens on multi-family residential properties, which consist primarily of mortgage loans secured by apartment buildings. In addition to continuing to generate mortgage loans secured by multi-family and commercial real estate, the Company also commenced a strategy in the fourth quarter of 2000 to originate and sell multi-family residential mortgage loans in the secondary market to Fannie Mae while retaining servicing in order to further the Company’s ongoing strategic objective of increasing non-interest income related to lending and servicing revenue.

      During the year ended December 31, 2003, the Company originated for sale $1.62 billion and sold $1.73 billion multi-family residential mortgage loans. See “Business — Lending Activities — Loan Originations, Purchases, Sales and Servicing”. In addition, to further expand variable-rate loan portfolios, in November 2003, the Company purchased certain mortgage warehouse lines from The Provident Bank. The acquisition increased the mortgage warehouse line of credit portfolio by approximately $207.0 million in lines with $76.3 million in out-

standing advances at the time of acquisition. Previously, in April 2001, the Company purchased the assets of Summit Bank’s Mortgage Banking Finance Group, a specialized lending group providing mortgage warehouse lines of credit to mortgage bankers in New York, New Jersey and Connecticut. The acquisition increased the mortgage warehouse line of credit portfolio by $130 million in lines with approximately $83.5 million in outstanding advances at the time of acquisition. At December 31, 2003, mortgage warehouse lines of credit totaled $1.48 billion with $527.3 outstanding.

      Commercial real estate, commercial business, multi-family residential loans and mortgage warehouse lines of credit all generally have a higher inherent risk of loss than single-family residential mortgage or cooperative apartment loans because repayment of the loans or lines often depends on the successful operation of a business or the underlying property. Accordingly, repayment of these loans is subject to adverse conditions in the real estate market and the local economy. In addition, the Company’s commercial real estate and multi-family residential loans have significantly larger average loan balances compared to its single-family residential mortgage and cooperative apartment loans.

      The Company’s commercial real estate, commercial business and mortgage warehouse lines of credit portfolios comprised in the aggregate $2.75 billion, or 44.5% of its total loan portfolio at December 31, 2003 compared to $2.60 billion, or 44.8% at December 31, 2002.

      Maintain Asset Quality. Management believes that maintaining high asset quality is key to achieving and sustaining long-term financial success. Accordingly, the Company has sought to maintain a high level of asset quality and moderate credit risk through its underwriting standards and by generally limiting its origination to loans secured by properties or collateral located in its market area. Non-performing assets as a percentage of total assets at December 31, 2003 amounted to 0.38% and the ratio of the allowance for loan losses to non-performing loans amounted to 217.3%, while at December 31, 2002, the percentages were 0.52% and 193.6%, respectively. Non-performing assets decreased $5.0 million or 12.1% to $36.6 million at December 31, 2003 compared to $41.6 million at December 31, 2002. The Company’s non-accrual loans decreased $3.2 million, to $35.8 million at December 31, 2003 with the decrease being primarily related to commercial business loans which was partially offset by an increase in non-accrual commercial real estate loans. Loans 90 days or more past maturity which continued to make payments on a basis consistent with the original repayment schedule decreased by $1.7 million to $0.8 million at December 31, 2003.

      Stable Source of Liquidity. The Company purchases short-to medium-term investment securities and mortgage-related securities combining what management believes to be appropriate liquidity, yield and credit quality in order to achieve a managed and a reasonably predictable source of liquidity to meet loan demand as well as a stable source of interest income. These portfolios, which totaled in the aggregate $2.51 billion at December 31, 2003 compared to $1.26 billion at December 31, 2002, are comprised primarily of mortgage-related securities totaling $2.21 billion (of which $2.05 billion consists of CMOs and $161.2 million of mortgage-backed securities), $119.6 million of corporate bonds, $15.6 million of obligations of the U.S. Government and federal agencies and $155.9 million of preferred securities. In accordance with the Company’s policy, securities purchased by the Company generally must be rated at least “investment grade” upon purchase.

      Emphasis on Retail Deposits and Customer Service. The Company, as a community-based financial institution, is largely dependent upon its growth and retention of competitively priced core deposits (noncertificate of deposit accounts) to provide a stable source of funding. The Company has retained many loyal customers over the years through a combination of quality service, customer convenience, an experienced staff and a commitment to the communities which it serves. The Company has increased the emphasis on expanding commercial and consumer relationships, with the aim of increasing lower costing core deposits, which consist of all deposits other than certificates of deposits. Core deposits increased $574.4 million or 17.1%, to $3.93 billion or 74.0% of the Company’s total deposits at December 31, 2003, as compared to $3.35 billion, or 67.8%, at December 31, 2002. This increase in core deposits reflects both the continued successful implementation of the Company’s business strategy of increasing core deposits, as well as the successful performance of the Company’s de novo branch program. In addition, the Company currently does not accept brokered deposits as a source of funds.

Critical Accounting Estimates

      Note 1 of Notes to Consolidated Financial Statements in Item 8, “Financial Statements and Supplementary Data” contains a summary of the Company’s significant accounting policies. Various elements of the Company’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. The estimates with respect to the methodologies used to determine the allowance for loan losses, and judgments regarding goodwill and deferred tax assets are the Company’s most critical accounting estimates. Critical accounting estimates are significantly affected by management judgment and uncertainties and there is a likelihood that materially different amounts would be reported under different, but reasonably plausible, conditions or assumptions.

      The following is a description of the Company’s critical accounting estimates and an explanation of the methods and assumptions underlying their application. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company’s disclosure relating to it in this Management’s Discussion and Analysis.

      Allowance for Loan Losses. In assessing the level of the allowance for loan losses and the periodic provisions to the allowance charged to income, the Company considers the composition and outstanding balance of its loan portfolio, the growth or decline of loan balances within various segments of the overall portfolio, the state of the local (and to a certain degree, the national) economy as it may impact the performance of loans within different segments of the portfolio, the loss experience related to different segments or classes of loans, the type, size and geographic concentration of loans held by the Company, the level of past due and non-performing loans, the value of collateral securing loans, the level of classified loans and the number of loans requiring heightened management oversight. The continued shifting of the composition of the loan portfolio to be more commercial-bank like by increasing the balance of commercial real estate and business loans and mortgage warehouse lines of credit may increase the level of known and inherent losses in the Company’s loan portfolio.

      The Company has identified the evaluation of the allowance for loan losses as a critical accounting estimate where amounts are sensitive to material variation. The allowance for loan losses is considered a critical accounting estimate because there is a large degree of judgment in (i) assigning individual loans to specific risk levels (pass, special mention, substandard, doubtful and loss), (ii) valuing the underlying collateral securing the loans, (iii) determining the appropriate reserve factor to be applied to specific risk levels for criticized and classified loans (special mention, substandard, doubtful and loss) and (iv) determining reserve factors to be applied to pass loans based upon loan type. To the extent that loans change risk levels, collateral values change or reserve factors change, the Company may need to adjust its provision for loan losses which would impact earnings.

      Management believes the allowance for loan losses at December 31, 2003 was at a level to cover the known and inherent losses in the portfolio that were both probable and reasonable to estimate. In the future, management may adjust the level of its allowance for loan losses as economic and other conditions dictate. Management reviews the allowance for loan losses not less than quarterly.

      Goodwill. Effective April 1, 2001, the Company adopted SFAS No. 142, which resulted in discontinuing the amortization of goodwill. Under SFAS No. 142, goodwill is carried at its book value as of April 1, 2001 and any future impairment of goodwill will be recognized as non-interest expense in the period of impairment.

      The Company performs a goodwill impairment test on an annual basis. The Company did not recognize an impairment loss as a result of its annual impairment test effective October 1, 2003. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired while conversely, if the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired and the Company must measure the amount of impairment loss, if any.

      The fair value of an entity with goodwill may be determined by a combination of quoted market prices, a present value technique or multiples of earnings or revenue. Quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for the measurement, if available. However, the market price of an individ-

ual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit. A present value technique is another method with which to estimate the fair value of a group of net assets. If a present value technique is used to measure fair value, estimates of future cash flows used in that technique shall be consistent with the objective of measuring fair value. Those cash flow estimates shall incorporate assumptions that the marketplace participants would use in their estimates of fair value. If that information is not available without undue cost and effort, an entity may use its own assumptions. A third method of estimating the fair value of a reporting unit, is a valuation technique based on multiples of earnings or revenue.

      The Company currently uses a combination of quoted market prices of its publicly traded stock and multiples of earnings in its goodwill impairment test.

      The Company has identified the goodwill impairment test as a critical accounting estimate due to the various methods (quoted market price, present value technique or multiples of earnings or revenue) and judgment involved in determining the fair value of a reporting unit. A change in judgment could result in goodwill being considered impaired which would result in a charge to non-interest expense in the period of impairment.

      Deferred Tax Assets. The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company must assess the deferred tax assets and establish a valuation allowance where realization of a deferred asset is not considered “more likely than not.” The Company generally uses the expectation of future taxable income in evaluating the need for a valuation allowance. Since the Company has reported taxable income for Federal, state and local income tax purposes in each of the past two years and in management’s opinion, in view of the Company’s previous, current and projected future earnings, such deferred tax assets are expected to be fully realized. See Note 22 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      The Company has identified the valuation of deferred tax assets as a critical accounting estimate due to the judgment involved in projecting future taxable income, determining when differences are expected to be reversed and establishing a valuation allowance. Changes in management’s judgments and estimates may have an impact on the Company’s net income.

Changes in Financial Condition

      Total assets increased by $1.52 billion, or 19.0%, from $8.02 billion at December 31, 2002 to $9.55 billion at December 31, 2003 primarily due to increases of $1.25 billion in the securities available-for-sale portfolio combined with $354.9 million in the loan portfolio partially offset by a $108.5 million decrease in loans available-for-sale. These increases were funded primarily through the use of borrowings, the growth in deposits and the issuance of $150.0 million of Notes.

      Cash and Cash Equivalents. Cash and cash equivalents decreased from $199.1 million at December 31, 2002 to $172.0 million at December 31, 2003. The $27.1 million decrease was principally due to the use of such assets to fund the origination or purchase of higher yielding interest-earning assets.

      Securities Available-for-Sale. The aggregate securities available-for-sale portfolio (which includes investment securities and mortgage-related securities) increased $1.25 billion, or 98.5%, from $1.26 billion at December 31, 2002 to $2.51 billion at December 31, 2003. The increase in securities available-for-sale was funded primarily through the use of borrowings, the growth in deposits and from the reinvestment of funds from accelerated loan repayments into such assets.

      The Company’s mortgage-related securities portfolio increased $1.17 billion to $2.21 billion at December 31, 2003 compared to $1.04 billion at December 31, 2002. The securities were comprised of $1.93 billion of AAA rated CMOs and $117.6 million of CMOs which were issued or guaranteed by Freddie Mac, the Fannie Mae or GNMA and $161.2 million of mortgage-backed pass through certificates which were also issued or guaranteed by Freddie Mac, Fannie Mae or

GNMA. The increase in the portfolio was primarily due to purchases of $2.57 billion of AAA-rated CMOs with an average yield of 4.89% and $251.9 million of Agency CMOs with a weighted average yield of 4.76%. Partially offsetting these increases were proceeds totaling approximately $1.63 billion received from normal and accelerated principal repayments.

      The Company’s investment securities portfolio increased $72.0 million to $296.9 million at December 31, 2003 compared to $224.9 million at December 31, 2002. The increase was primarily due to $225.2 million of purchases, primarily $109.4 million of preferred securities with a weighted average yield of 4.70% and $75.0 million of federal agency securities with a weighted average yield of 4.68%. Partially offsetting the purchases were sales of $48.4 million of securities, primarily corporate bonds, a call of a Federal Agency bond for $75.0 million and $26.5 million of securities that matured in 2003.

      At December 31, 2003, the Company had a $7.0 million net unrealized gain, net of tax, on available-for-sale investment and mortgage-related securities as compared to $7.6 million at December 31, 2002.

      Loans Available-for-Sale. Loans available-for-sale decreased by $108.5 million to $5.9 million at December 31, 2003 from $114.4 million at December 31, 2002. The Company commenced a strategy in the December 2000 quarter to originate and sell multi-family residential mortgage loans in the secondary market to Fannie Mae while retaining servicing. As part of these transactions, the Company retains a portion of the associated credit risk. During the year ended December 31, 2003, the Company originated $1.62 billion and sold $1.73 billion of loans to Fannie Mae under this program and as a result serviced $3.46 billion of loans with a maximum potential loss exposure of $130.9 million. Multi-family loans available for sale at December 31, 2003 totaled $3.2 million compared to $106.8 million at December 31, 2002. The decrease in multi-family loans available-for-sale was a result of significant loan volume which existed at the end of the fourth quarter of 2002 and the time delay between the date of origination and the date of sale to Fannie Mae, which usually occurs within seven days. See “Lending Activities — Loan Originations, Purchases, Sales and Servicing” set forth in Item 1 hereof and Notes 5 and 19 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof for additional information.

      The Company also originates and sells single-family residential mortgage loans under a mortgage origination assistance agreement with Cendant. The Company funds the loans directly and sells the loans and related servicing to Cendant. The Company originated $172.5 million and sold $174.2 million of such loans during the year ended December 31, 2003. Single-family residential mortgage loans available for sale at December 31, 2003 totaled $2.7 million compared to $7.6 million at December 31, 2002.

      Both programs were established in order to further the Company’s ongoing strategic objective of increasing non-interest income related to lending and/or servicing revenue.

      Loans, net. Loans, net, increased by $355.9 million, or 6.2%, to $6.09 billion at December 31, 2003 from $5.74 billion at December 31, 2002. The Company continues to focus on expanding its higher yielding loan portfolios of commercial real estate, commercial business and variable-rate mortgage warehouse lines of credit as part of its business plan. The Company is also committed to remaining a leader in the multi-family residential loan market. The increase in total loans occurred during the fourth quarter of 2003. Although the Company continued to originate for portfolio, total loans decreased during the first three quarters of 2003 due to the combination of the heavy run off in the single-family and cooperative residential portfolio and the accelerated rate of repayments in the multi-family residential portfolio. Additionally, during this period the Company increased origination of assets for sale as opposed to portfolio retention due to the yields available on such assets during that time period. As the yield curve steepened during the fourth quarter of 2003, the Company increased the portion of loans it originated for retention. The Company originated for its own portfolio during the year ended December 31, 2003 approximately $1.80 billion of mortgage loans compared to $843.1 million for the year ended December 31, 2002.

      Multi-family residential loans increased $385.0 million to $2.82 billion at December 31, 2003 compared to $2.44 billion at December 31, 2002. The increase was primarily due to originations for portfolio retention of $1.13 billion which were partially offset by repayments of $744.2 million.

During the first three quarters of 2003, the Company put a greater emphasis on selling the majority of the multi-family residential loans it originated due to the low interest rate environment. During the fourth quarter of 2003, as interest rates began to rise, the Company retained for portfolio 75% of the multi-family residential loans it originated as compared to 44% in the third quarter, 22% during the second quarter and 14% during the first quarter of 2003. Multi-family residential loans comprised 45.7% of the total loan portfolio at December 31, 2003 compared to 41.9% at December 31, 2002.

      Commercial real estate loans increased $300.0 million or 22.8% to $1.61 billion at December 31, 2003 compared to $1.31 billion at December 31, 2002. The increase was primarily due to $651.9 million of originations partially offset by $345.7 million of loan repayments and charge-offs of $6.2 million for the year ended December 31, 2003. As a result of these activities, commercial real estate loans comprised 26.2% of the total loan portfolio at December 31, 2003 compared to 22.6% at December 31, 2002.

      Commercial business loans increased $7.9 million, or 1.3%, from $598.3 million at December 31, 2002 to $606.2 million at December 31, 2003. The increase was due primarily to originations and advances of $289.9 million partially offset by $280.6 million of repayments and $0.8 million of charge-offs during the year ended December 31, 2003. As a result of our customers’ view of the current economic environment, the Company experienced a slowdown in commercial business loan activity during 2003. Commercial business loans comprised 9.8% of the total loan portfolio at December 31, 2003 compared to 10.3% at December 31, 2002.

      Mortgage warehouse lines of credit are secured short-term advances extended to mortgage-banking companies to fund the origination of one-to-four family mortgages. Advances under mortgage warehouse lines of credit decreased $165.1 million, or 23.9%, from $692.4 million at December 31, 2002 to $527.3 million at December 31, 2003. The decrease was due to the decline in the refinance market as a result of the higher interest rate environment. At December 31, 2003, there were $952.6 million of unused lines of credit related to mortgage warehouse lines of credit. In November 2003, the Company purchased certain mortgage warehouse lines from The Provident Bank. The acquisition increased the mortgage warehouse lines of credit portfolio by approximately $207.0 million in lines with $76.3 million in outstanding advances at the time of acquisition. Mortgage warehouse lines of credit comprised 8.5% of the total loan portfolio at December 31, 2003 compared to 11.9% at December 31, 2002.

      Partially offsetting the growth in the multi-family, commercial real estate and business loan portfolios was the run-off of the Company’s single-family and cooperative apartment portfolio. This portfolio decreased $271.9 million from $556.3 million at December 31, 2002 to $284.4 million at December 31, 2003. The decline was due to increased repayments as a result of the interest rate environment combined with the decreased emphasis on originating these loans for portfolio in favor of higher yielding commercial real estate and business loans. The Company originates and sells single-family residential mortgage loans to Cendant as previously discussed.

      Non-Performing Assets. Non-performing assets as a percentage of total assets at December 31, 2003 amounted to 0.38% compared to 0.52% at December 31, 2002. The Company’s non-performing assets, which consist of non-accrual loans, loans past due 90 days or more as to interest or principal and accruing and other real estate owned acquired through foreclosure or deed-in-lieu thereof, decreased by $5.0 million or 12.1% to $36.6 million at December 31, 2003 from $41.6 million at December 31, 2002. The decrease in non-performing assets was primarily due to a $3.2 million decrease in non-accrual loans combined with a $1.7 million decrease in loans contractually past maturity but which are continuing to pay in accordance with their original repayment schedule. Non-accrual loans were $35.8 million at December 31, 2003 and primarily consisted of $20.1 million of commercial real estate loans, $12.2 million of commercial business loans, $1.5 million of single-family residential and cooperative apartment loans and $1.1 million of multi-family residential loans.

      Allowance for Loan Losses. The Company’s allowance for loan losses amounted to $79.5 million at December 31, 2003, as compared to $80.5 million at December 31, 2002. At December 31, 2003, the Company’s allowance amounted to 1.29% of total loans and 217.3% of total non-performing loans compared to 1.38% and 193.6% at December 31, 2002, respectively. The Company’s allowance de-

creased $1.0 million during the year ended December 31, 2003 primarily due to $4.5 million in net charge-offs, or 0.08% of average total loans, partially offset by a $3.5 million provision for loan losses. The provision recorded reflected the Company’s level of non-accrual loans, the level of classified loans, delinquencies and charge-offs, the substantial level of mortgage warehouse advances, the continued emphasis on commercial real estate and business loan originations, which are generally considered to have greater risk of loss, as well as the recognition of the current economic conditions.

      Management believes the allowance for loan losses at December 31, 2003 was at a level to cover the known and inherent losses in the portfolio that were both probable and reasonable to estimate. In the future, management may adjust the level of its allowance for loan losses as economic and other conditions dictate. Management reviews the allowance for loan losses not less than quarterly.

      Goodwill and Intangible Assets. Effective April 1, 2001, the Company adopted SFAS No. 142, which resulted in discontinuing the amortization of goodwill. However, under the terms of SFAS No. 142, identifiable intangibles with identifiable lives continue to be amortized.

      The Company’s goodwill, which aggregated $185.2 million at December 31, 2003, resulted from the acquisitions of Broad and Statewide as well as the acquisition in January 1996 of Bay Ridge Bancorp, Inc. The Company’s $0.2 million of identifiable intangible assets at December 31, 2003 resulted primarily from one branch office purchase transaction effected in fiscal 1996. The Company’s intangible assets decreased by $1.8 million to $0.2 million at December 31, 2003 from $2.0 million at December 31, 2002. The decrease was a result of amortization of the identifiable intangible assets. The amortization of identified intangible assets will continue to reduce net income until such intangible assets are fully amortized. However, the remaining identified intangibles as of December 31, 2003 will be completely amortized by April 2004.

      Bank Owned Life Insurance (“BOLI”). The Company holds BOLI policies to fund certain future employee benefit costs and to provide tax-exempt returns to the Company. The BOLI is recorded at its cash surrender value and changes in value are recorded in non-interest income. BOLI increased $7.4 million to $175.8 million at December 31, 2003 compared to $168.4 million at December 31, 2002.

      Other Assets. Other assets increased $35.4 million from $232.2 million at December 31, 2002 to $267.6 million at December 31, 2003. The increase was primarily due to a $34.2 million increase in FHLB stock, a $3.5 million increase in the Company’s minority equity investment in Meridian Capital partially offset by a decrease in net deferred tax assets of $13.5 million.

      The Company had a net deferred tax asset of $55.7 million at December 31, 2003 compared to $69.2 million at December 31, 2002. The decrease was primarily due to the elimination of an $11.1 million net deferred tax asset associated with the fair market value of Holding Company common stock contributed to the Foundation at its inception in March 1998. The deferred tax asset and the related valuation allowance associated with the non-utilized contribution to the Foundation were eliminated as the remaining carryover expired unused at December 31, 2003.

      Deposits. Deposits increased $364.0 million or 7.4% to $5.30 billion at December 31, 2003 compared to $4.94 billion at December 31, 2002. The increase was due to deposit inflows totaling $310.8 million as well as interest credited of $53.2 million.

      Complementing the increased emphasis on expanding commercial and consumer relationships, lower costing core deposits (consisting of all deposit accounts other than certificates of deposit) grew by $574.4 million, or 17.1%, to $3.93 billion at December 31, 2003 compared to $3.35 billion at December 31, 2002. This increase reflects both the continued successful implementation of the Company’s business strategy of increasing core deposits as well as the current interest rate environment. Execution of this strategy is evidenced by the increase in core deposits to approximately 74.0% of total deposits at December 31, 2003 compared to 67.8% of total deposits at December 31, 2002.

      The Company focuses on the growth of core deposits as a key element of its asset/liability management process to lower interest expense and thus increase net interest margin given that these deposits have a lower cost of funds than certificates of deposit and borrowings. Core deposits also reduce liquidity fluctuations since these accounts generally are considered to be less likely than certificates of deposit to be subject to disintermediation. In addition, these deposits improve non-interest income through increased customer related fees and service charges. The weighted average interest rate paid on core deposits was 0.53% compared to 2.25% for certificates of deposit and 3.98% for borrowings for the year ended December 31, 2003.

      Borrowings. Borrowings increased $984.8 million or 51.0% to $2.92 billion at December 31, 2003 compared to $1.93 billion at December 31, 2002. The increase was principally due to a $1.16 billion increase in repurchase agreements partially offset by a $175.3 million decrease in FHLB advances.

      The Company had $1.05 billion of FHLB advances outstanding at December 31, 2003 with maturities of nine years or less with the majority having a maturity of less than five years. At December 31, 2003 the Company had the ability to borrow, from the FHLB, an additional $266.1 million on a secured basis, utilizing mortgage related loans and securities as collateral. Another funding source available to the Company is repurchase agreements with the FHLB and other counterparties. These repurchase agreements are generally collateralized by CMOs or U.S. Government and agency securities held by the Company. At December 31, 2003, the Company had $1.87 billion of repurchase agreements outstanding with approximately 46.9% maturing within 90 days and the remainder maturing between four and nine years.

      During 2003, the Company borrowed $1.08 billion of short-term low costing floating-rate FHLB borrowings, investing the funds primarily in mortgage-backed securities with characteristics designed to minimize both interest rate risk and extension risk while maximizing yield. These borrowings generally mature within 30 days and have a weighted average interest rate of 1.15%. During 2003, the Company also replaced $200.0 million of borrowings at a weighted average interest rate of 5.77% with fixed-rate five-year borrowings at a weighted average interest rate of 3.89% and borrowed $200.0 million of five-year borrowings at a weighted average interest rate of 2.41%. The Company paid-off $290.3 million of borrowings that matured during 2003 at a weighted average interest rate of 5.31%. For further discussion see Note 12 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      Subordinated Notes. On June 20, 2003, the Bank issued $150.0 million aggregate principal amount of 3.5% Fixed Rate/ Floating Rate Subordinated Notes Due 2013 (“Notes”). The Notes bear interest at a fixed rate of 3.5% per annum for the first five years, and convert to a floating rate thereafter until maturity based on the US Dollar three-month LIBOR plus 2.06%. Beginning on June 20, 2008 the Bank has the right to redeem the Notes at par plus accrued interest. The net proceeds of $148.2 million were used for general corporate purposes. The Notes qualify as Tier 2 capital of the Bank under the capital guidelines of the FDIC.

      Stockholders’ Equity. The Holding Company’s stockholders’ equity totaled $991.1 million at December 31, 2003 compared to $920.3 million at December 31, 2002. The $70.8 million increase was primarily due to net income of $137.0 million, amortization of the earned portion of restricted stock grants of $8.8 million, $8.6 million related to the Employee Stock Ownership Plan (“ESOP”) shares committed to be released for the year ended 2003 and $0.2 million related to accelerated vesting of stock options. In addition, increases were also attributable to $30.5 million related to the exercise of stock options and related tax benefit and the issuance of shares in payment of directors’ fees, $0.1 million of stock compensation costs and a $4.1 million increase in the fair value of interest rate swaps, net of tax as a result of the cancellation of the swaps. These increases were partially offset by a $3.1 million decrease in the valuation adjustment of the deferred tax asset, a $2.8 million decrease in the net unrealized gain on securities available-for-sale, a $78.1 million reduction in capital resulting from the purchase during the year ended December 31, 2003 of 2,765,900 shares of common stock in connection with the Holding Company’s open market repurchase programs and a $34.5 million decrease due to dividends declared.

Contractual Obligations, Commitments, Contingent Liabilities and Off-balance Sheet Arrangements

      The following table presents, as of December 31, 2003, the Company’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient, including interest payments, and do not include any unamortized premiums, or discounts, or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced notes to the Consolidated Financial Statements set forth in Item 8 hereof.

		Payments Due In

			Over one	Over three
	Note	One year or	year through	years through	Over five
(In Thousands)	Reference	less	three years	five years	years	Total

Core deposits	11	$3,925,195	$—	$—	$—	$3,925,195
Certificates of deposit	11	1,111,479	148,324	158,345	7	1,418,155
FHLB advances	12	255,251	444,471	86,929	421,485	1,208,136
Repurchase agreements	12	921,152	90,283	531,829	591,249	2,134,513
Subordinated notes	13	5,250	10,500	10,500	173,850	200,100
Operating leases	20	10,090	19,805	16,375	54,608	100,878
Purchase obligations	20	2,238	—	—	—	2,238

      A schedule of significant commitments at December 31, 2003 and 2002 follows:

	Contract or Amount

(In Thousands)	December 31, 2003	December 31, 2002

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit — mortgage loans	$563,049	$446,759
Commitments to extend credit — commercial business loans	426,883	295,417
Commitments to extend credit — mortgage warehouse lines of credit	952,615	219,125
Commitments to extend credit — other loans	111,736	81,909
Standby letters of credit	28,049	2,692
Commercial letters of credit	363	318

Total	$2,082,695	$1,046,220

      The Company originates and sells multi-family residential mortgage loans in the secondary market to Fannie Mae while retaining servicing. Under the terms of the sales program, the Company retains a portion of the associated credit risk. The Company has a 100% first loss position on each multi-family residential loan sold to Fannie Mae under such program until the earlier of (i) the losses on the multi-family residential loans sold to Fannie Mae reaching the maximum loss exposure for the portfolio as a whole or (ii) until all of the loans sold to Fannie Mae under this program are fully paid off. The maximum loss exposure is available to satisfy any losses on loans sold in the program subject to the foregoing limitations. At December 31, 2003, the Company serviced $3.46 billion of loans for Fannie Mae under this program with a maximum potential loss exposure of $130.9 million.

      For further discussion of these commitments as well as the Company’s commitments and obligations under pension and other postretirement benefit plans, see Notes 16 and 20 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      The Company has not had, and has no intention to have, any significant transactions, arrangements or other relationships with any unconsolidated, limited purpose entities that could materially affect its liquidity or capital resources. The Company has not, and does not intend to trade in commodity contracts.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

      The table on the following page sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin. Information is based on average daily balances during the indicated periods.

	YEAR ENDED DECEMBER 31,				Year Ended December 31,				Twelve Months Ended December 31,

	2003				2002				2001

			AVERAGE				Average				Average
	AVERAGE		YIELD/		Average		Yield/		Average		Yield/
(DOLLARS IN THOUSANDS)	BALANCE	INTEREST	COST		Balance	Interest	Cost		Balance	Interest	Cost

Interest-earning assets:
Loans receivable(1):
Mortgage loans	$4,162,397	$276,579	6.64%		$4,565,567	$334,154	7.32%		$4,552,375	$344,085	7.56%
Commercial business loans	564,851	37,281	6.60		714,990	47,282	6.61		494,603	39,954	8.08
Mortgage warehouse lines of credit	639,052	28,652	4.48		402,258	18,670	4.64		267,412	16,784	6.28
Other loans(2)	268,886	15,741	5.85		205,950	13,848	6.72		163,891	13,138	8.02

Total loans	5,635,186	358,253	6.36		5,888,765	413,954	7.03		5,478,281	413,961	7.56
Investment securities	296,705	13,296	4.48		172,081	8,157	4.74		189,985	10,750	5.66
Mortgage-related securities	1,765,662	62,918	3.56		1,034,239	57,151	5.53		765,145	48,075	6.28
Other interest-earning assets(3)	263,116	5,653	2.15		225,416	6,241	2.77		233,858	9,835	4.21

Total interest-earning assets	7,960,669	440,120	5.53		7,320,501	485,503	6.63		6,667,269	482,621	7.24

Non-interest-earning assets	712,017				590,312				583,078

Total assets	$8,672,686				$7,910,813				$7,250,347

Interest-bearing liabilities:
Deposits:
Savings deposits	$1,595,084	$7,886	0.49%		$1,573,841	$19,460	1.24%		$1,260,998	$24,264	1.92%
Money market deposits	251,447	2,303	0.92		181,574	1,726	0.95		175,530	3,099	1.77
Active management accounts (“AMA”)	498,229	4,762	0.96		448,342	6,804	1.52		359,945	12,092	3.36
Interest-bearing demand deposits(4)	700,739	4,826	0.69		530,011	5,010	0.95		428,502	6,094	1.42
Certificates of deposit	1,486,302	33,480	2.25		1,705,461	48,637	2.85		2,129,443	107,002	5.02

Total interest-bearing deposits	4,531,801	53,257	1.18		4,439,229	81,637	1.84		4,354,418	152,551	3.50
Non-interest bearing deposits	672,952	—	—		523,927	—	—		391,572	—	—

Total deposits	5,204,753	53,257	1.02		4,963,156	81,637	1.64		4,745,990	152,551	3.21

Borrowings	2,290,401	91,089	3.98		1,904,734	93,418	4.90		1,507,041	82,843	5.50
Subordinated notes	79,253	3,029	3.82		—	—	—		—	—	—
Cumulative trust preferred securities(5)	—	—	—		5,426	524	9.65		11,067	1,048	9.47

Total interest-bearing liabilities	7,574,407	147,375	1.95		6,873,316	175,579	2.55		6,264,098	236,442	3.77

Non-interest-bearing liabilities	159,913				134,627				152,433

Total liabilities	7,734,320				7,007,943				6,416,531
Total stockholders’ equity	938,366				902,870				833,816

Total liabilities and stockholders’ equity	$8,672,686				$7,910,813				$7,250,347

Net interest-earning assets	$386,262				$447,185				$403,171

Net interest income/interest rate spread		$292,745	3.58%			$309,924	4.08%			$246,179	3.47%

Net interest margin			3.68%				4.23%				3.69%

Ratio of average interest-earning assets to average interest-bearing liabilities			1.05	x			1.07	x			1.06	x

(1)	The average balance of loans receivable includes loans available-for-sale and non-performing loans, interest on which is recognized on a cash basis.

(2)	Includes home equity loans and lines of credit, FHA and conventional home improvement loans, student loans, automobile loans, passbook loans and secured and unsecured personal loans.

(3)	Includes federal funds sold, interest-earning bank deposits and FHLB stock.

(4)	Includes NOW and checking accounts.

(5)	Trust Preferred Securities redeemed effective June 30, 2002.

Rate/ Volume Analysis

      The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income and expense attributable to changes in volume (changes in volume multiplied by prior rate) and (ii) effects on interest income and expense attributable to changes in rate (changes in rate multiplied by prior volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended			Twelve Months Ended
	December 31, 2003 to Year Ended			December 31, 2002 to Twelve Months
	December 31, 2002			Ended December 31, 2001

	Increase			Increase
	(Decrease) due to		Total Net	(Decrease) due to		Total Net
			Increase			Increase
(In Thousands)	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)

Interest-earning assets:
Loans receivable:
Mortgage loans(1)	$(31,955)	$(25,620)	$(57,575)	$(13,137)	$3,206	$(9,931)
Commercial business loans	(72)	(9,929)	(10,001)	(8,160)	15,488	7,328
Mortgage warehouse lines of credit	(681)	10,663	9,982	(5,193)	7,079	1,886
Other loans(2)	(1,954)	3,847	1,893	(2,327)	3,037	710

Total loans receivable	(34,662)	(21,039)	(55,701)	(28,817)	28,810	(7)
Investment securities	(470)	5,609	5,139	(1,641)	(952)	(2,593)
Mortgage-related securities	(25,074)	30,841	5,767	(6,331)	15,407	9,076
Other interest-earning assets	(1,532)	944	(588)	(3,251)	(343)	(3,594)

Total net change in income on interest-earning assets	(61,738)	16,355	(45,383)	(40,040)	42,922	2,882
Interest-bearing liabilities:
Deposits:
Savings deposits	(11,833)	259	(11,574)	(9,956)	5,152	(4,804)
Money market deposits	(57)	634	577	(1,476)	103	(1,373)
AMA deposits	(2,733)	691	(2,042)	(7,751)	2,464	(5,287)
Interest-bearing demand deposits	(1,571)	1,387	(184)	(2,327)	1,242	(1,085)
Certificates of deposit	(9,410)	(5,747)	(15,157)	(39,947)	(18,418)	(58,365)

Total deposits	(25,604)	(2,776)	(28,380)	(61,457)	(9,457)	(70,914)
Borrowings	(19,421)	17,092	(2,329)	(9,584)	20,159	10,575
Subordinated notes	—	3,029	3,029	—	—	—
Trust preferred securities	—	(524)	(524)	10	(534)	(524)

Total net change in expense on interest-bearing liabilities	(45,025)	16,821	(28,204)	(71,031)	10,168	(60,863)

Net change in net interest income	$(16,713)	$(466)	$(17,179)	$30,991	$32,754	$63,745

(1)	Includes loans available-for-sale.

(2)	Includes home equity loans and lines of credit, FHA and conventional home improvement loans, student loans, automobile loans, passbook loans and secured and unsecured personal loans.

Comparison of Results of Operations for the Year Ended December 31, 2003 and the Year Ended December 31, 2002

      General. For the year ended December 31, 2003, the Company reported a 16.1% increase in diluted earnings per share to $2.60 compared to $2.24 for the year ended December 31, 2002. Net income for the year ended December 31, 2003 increased 11.9% to $137.0 million compared to $122.4 million for the year ended December 31, 2002.

      Net Interest Income. Net interest income decreased by $17.2 million, or 5.5%, to $292.7 million for the year ended December 31, 2003 as compared to $309.9 million for the year ended December 31, 2002. The decline was due to a $45.4 million decrease in interest income partially offset by a $28.2 million decrease in interest expense. The decline in net interest income primarily reflected a 55 basis point decrease in net interest margin partially offset by a $640.2 million increase in average interest-earning assets during the year ended December 31, 2003 compared to the year ended December 31, 2002. The increase in average interest-earning assets was primarily attributable to a growth in mortgage-related securities, commercial real estate loans, and mortgage warehouse lines of credit. These increases were partially offset by a decrease in the average balance in multi-family and commercial business loans.

      Net interest margin decreased 55 basis points to 3.68% for the year ended December 31, 2003 compared to 4.23% for the year ended December 31, 2002. The decline in net interest margin was primarily attributable to the 110 basis points decline in the average yield on interest-earning assets. This decrease was partially offset by a decline in the average rate paid on its interest-bearing liabilities of 60 basis points.

      The Company’s interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) decreased by 50 basis points to 3.58% for the year ended December 31, 2003 compared to 4.08% for the year ended December 31, 2002.

      The compression in net interest margin was primarily attributable to accelerated loan repayments combined with the accelerated premium amortization of mortgage-related securities. During the first three quarters of 2003, the Company experienced accelerated repayments in its multi-family residential mortgage loans and single-family and cooperative loan portfolios, while new assets for portfolio retention were being originated at lower yields. The Company also experienced accelerated rates of repayment in its mortgage-related securities portfolio, a significant portion of which was purchased at a premium, resulting in accelerated premium amortization. During the fourth quarter of 2003, as a result of the steepening yield curve, the repayment rate of the mortgage-related portfolio and the associated premium amortization slowed considerably and returned to more normalized levels.

      The Company continues to rely on all of the components of its business model to offset or substantially lessen the reduction in net interest income as it continues to implement the shift in its deposits to lower costing core deposits while continuing to build non-interest rate sensitive revenue channels, including in particular the expansion of its mortgage-banking activities.

      Interest income decreased by $45.4 million, or 9.3%, to $440.1 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. This decrease was primarily due to a 110 basis point decrease in the weighted average yield, from 6.63% for the year ended December 31, 2002 to 5.53% for the year ended December 31, 2003 partially offset by a $640.1 million increase in the average balance of the Company’s interest-earning assets for the same period.

      Interest income on mortgage loans decreased $60.5 million due to a 68 basis point decrease in the yield earned on loans from 7.32% for the year ended December 31, 2002 to 6.64% for the year ended December 31, 2003 as well as a $403.2 million decrease in the average balance of mortgage loans. The decrease in the average balance was due in large part to the $292.7 million decrease in the aggregate average balance of the Company’s single-family and cooperative apartment loan portfolios due to both increased prepayments as a result of the interest rate environment as well as decreased emphasis on originations. The Company primarily originates single-family loans for sale through its previously discussed private label program with Cendant. Also contributing to the decline in average loans was a $387.8 million decrease in the average balance of multi-family loans for the same period.

During the first three quarters of 2003, the Company experienced accelerated repayments in this portfolio and had put a greater emphasis on selling the majority of the multi-family residential loans it originated due to the low interest rate environment. As interest rates began to rise during the fourth quarter of 2003, the Company increased the percent of loans it originated for the portfolio.

      Partially offsetting the decrease in the single-family, cooperative apartment and multi-family loan portfolios was a $277.4 million increase in the average balance of commercial real estate loans for the year ended December 31, 2003 compared to the year ended December 31, 2002. The increase in this portfolio was due to management’s strategy of shifting to higher yielding loan products. The Company originated $1.80 billion of mortgage loans for portfolio retention in the year ended December 31, 2003 partially offset by loan repayments of $1.38 billion. The decrease in yield was primarily due to the current interest rate yield curve.

      Interest income on other loans increased $1.9 million, or 2.3%, due primarily to a $236.8 million increase in the average balance of mortgage warehouse lines of credit, offset, in part, by a decrease in the average balance of commercial business loans of $150.1 million. The increase in the average balance of mortgage warehouse lines of credit was, in part, due to the additional demand in the refinance market which increased utilization of the lines of credit. The increase in this floating rate portfolio has been funded in part with the liquidity resulting from the accelerated prepayment of loans and investment securities. However, towards the end of the third quarter, as the yield curve steepened and the refinance market slowed, the demand for warehouse funding softened. Partially offsetting the increase in average balance was a 16 basis point decrease in the yield earned on mortgage warehouse lines of credit loans, from 4.64%, for the year ended December 31, 2002 to 4.48% for the year ended December 31, 2003. The decrease in yield was primarily due to the interest rate yield curve as these loans are primarily floating rate and thus are repricing downward in the current interest rate environment.

      Income on investment securities increased $5.1 million for the year ended December 31, 2003 compared to the year ended December 31, 2002 due to a $124.6 million increase in the average balance of investment securities partially offset by a 26 basis point decrease in the yield earned on such securities from 4.74% for the year ended December 31, 2002 to 4.48% for the year ended December 31, 2003.

      Interest income on mortgage-related securities increased $5.8 million for the year ended December 31, 2003 compared to the year ended December 31, 2002 due primarily to the $731.4 million increase in the average balance of mortgage-related securities. The increase in the average balance was funded by the use of borrowings, the growth in deposits and from the reinvestment of funds from accelerated loan payments. This increase was partially offset by a 197 basis point decrease in the yield earned to 3.56% for the year ended December 31, 2003 from 5.53% for the year ended December 31, 2002, reflecting, in part, an accelerated rate of premium amortization.

      The decline in yield earned on the mortgage-related securities portfolio was a combination of the low interest rate environment along with accelerated premium amortization. During the first three quarters of 2003, the Company experienced accelerated rates of repayment in its mortgage-related securities portfolio, a significant portion of which was purchased at a premium, resulting in accelerated premium amortization. This premium amortization, which correlates with the principal repayments of the mortgage-related securities portfolio, reduced net interest income by $26.2 million for the year ended December 31, 2003 compared to $5.6 million for the year ended December 31, 2002. The Company had $21.0 million of premium remaining relating to this portfolio at December 31, 2003.

      Income on other interest-earning assets (consisting primarily of interest on federal funds and dividends on FHLB stock) decreased $0.6 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. This decrease primarily reflected the suspension by the Board of Directors of the FHLB of New York of the dividend to its stockholders in the fourth quarter of 2003.

      Interest expense on deposits decreased $28.4 million or 34.8% to $53.3 million for the year ended December 31, 2003 compared to $81.6 million for the year ended December 31, 2002. The decrease was primarily the result of a 62 basis point decrease in the average rate paid on deposits to 1.02% for the year ended December 31, 2003 compared to 1.64% for the year ended December 31, 2002. The decrease in rates was attributable to maintaining a disciplined pricing strategy which was effective in addressing the current interest rate yield curve as well as increased non-interest-bearing deposits. This decrease was partially offset by a $241.6 million increase in the average balance of deposits. The average balance of lower costing core deposits increased $460.8 million while the average balance of higher costing certificates of deposit decreased $219.2 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. Core deposits are defined as all deposits other than certificates of deposit. Lower costing core deposits represented approximately 74.0% of total deposits at December 31, 2003 compared to 67.8% at December 31, 2002. This increase reflects the success of the Company’s strategy of lowering its overall cost of funds while emphasizing the expansion of its commercial and consumer relationships.

      Interest expense on borrowings decreased $2.3 million or 2.5% to $91.1 million for the year ended December 31, 2003 compared to $93.4 million for the year ended December 31, 2002. The decline was primarily due to a 92 basis point decline in the average rate paid on such borrowings to 3.98% from 4.90% for the respective periods. This decrease was partially offset by a $385.7 million increase in the average balance of borrowings for the year ended December 31, 2003 compared to the year ended December 31, 2002. The increase in average balances was the result of the Company borrowing $1.08 billion of short-term low costing floating-rate FHLB borrowings which was partially offset by the repayment of $290.3 million of borrowings that matured in 2003. During 2003, the Company also replaced $200.0 million in borrowings at a weighted average interest rate of 5.77% with $200.0 million at a weighted average interest rate of 3.89%. The funds were invested primarily in mortgage-backed securities. The Company anticipates replacing a portion of these short-term borrowings with lower costing core deposits.

      At the end of the second quarter of 2003, the Company issued $150.0 million of Notes. Interest expense on these notes was $3.0 million during the year ended December 31, 2003.

      Interest expense on Trust Preferred Securities decreased in its entirety by $0.5 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. The Trust Preferred Securities were assumed as part of the Broad acquisition effective the close of business on July 31, 1999. In accordance with the terms of the trust indenture, all of the outstanding trust preferred securities totaling $11.5 million, were redeemed at $10.00 per share, effective June 30, 2002. The redemption was effected due to the high interest rate paid on the Trust Preferred Securities in relation to the then current interest rate environment.

      Provision for Loan Losses. The Company’s provision for loan losses decreased by $4.5 million from $8.0 million for the year ended December 31, 2002 to $3.5 million for the year ended December 31, 2003. In assessing the level of the allowance for loan losses and the periodic provision charged to income, the Company considers the composition of its loan portfolio, the growth of loan balances within various segments of the overall portfolio, the state of the local (and to a certain degree, the national) economy as it may impact the performance of loans within different segments of the portfolio, the loss experience related to different segments or classes of loans, the type, size and geographic concentration of loans held by the Company, the level of past due and non-performing loans, the value of collateral securing the loan, the level of classified loans and the number of loans requiring heightened management oversight.

      Non-performing assets as a percentage of total assets decreased to 38 basis points at December 31, 2003, compared to 52 basis points at December 31, 2002. Non-performing assets decreased 12.1% to $36.6 million at December 31, 2003 compared to $41.6 million at December 31, 2002. The decrease of $5.0 million was primarily due to a decrease of $3.2 million in non-accrual loans combined with a $1.7 million decrease on loans that are contractually past due 90 days or more as to maturity, although current as to monthly principal and interest payments. Included in the $36.6 million of non-performing loans at December 31, 2003 were $35.8 million of non-accrual loans and $0.7 million of loans contractually past maturity but which are continuing to pay in accordance with their original repayment schedule. At December 31, 2003 and 2002, the allowance for loan losses as a percentage of total non-performing loans was 217.3% and 193.6%, respectively.

      Non-Interest Income. The Company continues to stress and emphasize the development of fee-based income throughout its operations. As a result of a variety of initiatives, the Company experienced a $37.6 million, or 50.1%, increase in non-interest income to $112.7 million for the year ended December 31, 2003 compared to $75.1 million for the year ended December 31, 2002.

      During 2003, the Company recognized net gains of $0.8 million on the sales of loans and securities compared with net gains on sales of $0.6 million in 2002.

      A primary driver of non-interest income is earnings from the Company’s mortgage-banking activities. Income from mortgage-banking activities increased $11.6 million to $25.4 million for the year ended December 31, 2003 compared to $13.8 million for the year ended December 31, 2002. The Company originates for sale multi-family residential loans in the secondary market to Fannie Mae, with the Company retaining servicing on all loans sold. Under the terms of the sales program, the Company also retains a portion of the associated credit risk. At December 31, 2003, the Company’s maximum potential exposure related to secondary market sales to Fannie Mae under this program was $130.9 million. The Company also has a program with Cendant to originate and sell single-family residential mortgage loans and servicing in the secondary market. See “Business — Lending Activities — Loan Originations, Purchases, Sales and Servicing”.

      As a result of the interest rate environment during the first three quarters of 2003 and as part of the Company’s business model, the majority of multi-family residential loans the Company originated during this period were sold in the secondary market. During the fourth quarter of 2003, as interest rates began to rise, the Company retained the majority of such loans it originated for portfolio retention. During the year ended December 31, 2003, the Company originated $1.62 billion and sold $1.73 billion of multi-family loans under the program with Fannie Mae and originated $172.5 million and sold $174.2 million of single-family residential loans. By comparison, during 2002, the Company originated $1.17 billion and sold $1.07 billion of multi-family loans and originated $140.2 million and sold $133.5 million of single-family residential mortgages.

      Mortgage-banking activities for the year ended December 31, 2003 reflected $18.4 million in gains, $9.0 million of origination fees and $3.6 million in servicing fees partially offset by $5.6 million of amortization of servicing assets. Included in the $18.4 million of gains were $3.0 million of provisions recorded related to the retained credit exposure on multi-family residential loans sold. This category also included a $3.3 million increase in the fair value of loan commitments for loans originated for sale and a $3.3 million decrease in the fair value of forward loan sale agreements which were entered into with respect to the sale of such loans as a result of a decrease in interest rates after the Company entered into the interest rate lock loan commitment and the forward loan sale agreements. The $11.6 million increase in mortgage-banking activities for the year ended December 31, 2003 compared to the year ended December 31, 2002 was primarily due to a $10.9 million increase in gains on sales and $3.0 million of higher origination and servicing fees partially offset by $2.3 million of additional amortization of capitalized servicing rights.

      Service fees increased 37.2% to $69.3 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. Included in service fee income are prepayment and modification fees on loans. These fees are effectively a partial offset to decreases in net interest margin. The $18.8 million increase was principally due to an increase of $12.8 million in mortgage prepayment fees to $23.9 million and a $3.3 million increase in modification and extension fees to $6.6 million. These increases were due to the interest rate environment and resulting refinance market.

      Another component of service fees are revenues generated from the branch system which fees grew by $2.4 million, or 7.7% to $33.5 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. The increase was primarily due to the increased service fees on deposit accounts resulting from the growth in core deposits together with fees from expanded products and services.

      Income on BOLI increased $2.5 million or 40.3% to $8.8 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. During the later part of the fourth quarter of 2002, the Company increased its holdings in BOLI by $50.0 million. The Company’s holdings in BOLI at December 31, 2003 was $175.8 million.

      Other non-interest income increased by $4.5 million to $8.5 million for the year ended December 31, 2003, compared to $4.0 million for the year ended December 31, 2002. The increase was primarily due to an additional $4.1 million from the Company’s minority equity investment in Meridian Capital and a gain of $0.3 million on the sale of the Mail Boxes Etc. franchise license. The increase was partially offset by a non-recurring gain of $1.3 million on the sale of two surplus bank facilities sold in 2002.

      Non-Interest Expense. Non-interest expense increased by $3.8 million, or 2.0%, for the year ended December 31, 2003 as compared to the year ended December 31, 2002. This increase primarily reflects increases of $4.0 million in compensation and employee benefit expense, $3.7 million in occupancy costs, $1.6 million in advertising expenses and $1.1 million in data processing fees. Partially offsetting these increases were decreases of $5.1 million in amortization of intangible assets and $1.5 million in other non-interest expenses.

      Total compensation and benefits increased by $4.0 million to $100.3 million for the year ended December 31, 2003. The increase was comprised of increases in salaries of $8.3 million, deferred compensation of $1.9 million, postretirement health care benefits expense of $0.7 million, ESOP costs of $0.5 million and $0.2 million of increased health insurance costs. These increases were partially offset by a $7.5 million reduction in management incentive expenses and a $0.9 million reduction in the recognition and retention plan costs. The increase in compensation and benefit expense for the comparable periods was primarily attributable to expansion of the Company’s commercial and retail lending operations during the past year. The Company opened ten new branches and expanded the commercial real estate lending activities to the Baltimore-Washington and Florida markets during 2003 through the establishment of loan production offices in these areas.

      Occupancy costs increased by $3.7 million to $26.5 million for the year ended December 31, 2003 compared to $22.8 million for the year ended December 31, 2002. The increase in occupancy costs was primarily due to the increased number of branch facilities resulting from the continuation of the de novo branch expansion program as well as the expansion of the commercial real estate lending activities to the Baltimore-Washington and Florida markets. The Company plans on opening approximately an additional seven branches in 2004.

      The Company’s advertising expenses increased $1.6 million to $7.8 million from $6.2 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. The cost reflects the Company’s continued focus on brand awareness through, in part, increased advertising in print media, radio and direct marketing programs and support of the de novo branches opened during 2003.

      Amortization of identifiable intangible assets decreased $5.1 million during the year ended December 31, 2003 as compared to the year ended December 31, 2002. The decrease was due to intangible assets from a branch purchase transaction effected in fiscal 1996 being fully amortized during 2003.

      Other non-interest expenses decreased $1.5 million, or 3.5%, to $42.3 million for the year ended December 31, 2003, compared to $43.8 million for the year ended December 31, 2002. The decrease was primarily due to the absence of a $3.8 million provision for probable losses from transactions in a commercial business deposit account in the fourth quarter of 2002. This decrease was partially offset by an increase in other non-interest expenses and was primarily attributable to the corporate expansion associated with a broader banking footprint, de novo banking activities, the expanded retail sales force and the introduction of new products and services. These expenses include items such as professional services, business development expenses, legal fees, equipment expenses, recruitment costs, office supplies, commercial bank fees, postage, insurance, telephone expenses and maintenance and security.

      Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and recently adopted revisions to the listing requirements of The Nasdaq Stock Market, are creating uncertainty for companies such as ours. The Company is committed to maintaining high standards of corporate governance and public disclosure. Compliance with the various new requirements is expected to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

      Income Taxes. Income tax expense increased $6.6 million to $76.2 million for the year ended December 31, 2003 compared to $69.6 million for the year ended December 31, 2002. This increase was primarily due to a $21.2 million increase in pre-

tax income to $213.2 million for the year ended December 31, 2003 compared to $192.0 million for the year ended December 31, 2002. However, offsetting the effect of such increased taxable income was a decline in the Company’s effective tax rate for the year ended December 31, 2003 to 35.75%, compared to 36.24% for the year ended December 31, 2002.

Comparison of Results of Operations for the Twelve Months Ended December 31, 2002 and the Twelve Months Ended December 31, 2001

      General. For the year ended December 31, 2002, the Company reported a 41.8% increase in diluted earnings per share to $2.24 compared to $1.58 for the year ended December 31, 2001. Net income for the year ended December 31, 2002 increased 42.2% to $122.4 million compared to $86.1 million for the year ended December 31, 2001.

      Net Interest Income. Net interest income increased by $63.7 million or 25.9% to $309.9 million for the year ended December 31, 2002 as compared to $246.2 million for the year ended December 31, 2001. The increase was primarily due to a $60.8 million decrease in interest expense combined with a $2.9 million increase in interest income. The growth in net interest income primarily reflected the $653.2 million increase in average interest-earning assets as well as a 54 basis point increase in the net interest margin during the year ended December 31, 2002 compared to the year ended December 31, 2001. The increase in average interest-earning assets was primarily attributable to growth in mortgage-related securities, commercial real estate and business loans, and mortgage warehouse lines of credit.

      For the year ended December 31, 2002, the Company’s net interest margin increased 54 basis points to 4.23% from 3.69% for the year ended December 31, 2001. The improvement in net interest margin was directly attributable to the Company’s strategy to reduce the average cost of interest-bearing liabilities in order to offset the decline in the average yield earned on interest-earning assets resulting from the interest rate environment existing in 2002. For the year ended December 31, 2002 as compared to the year ended December 31, 2001, the average rate paid on average interest-bearing liabilities decreased 122 basis points, more than offsetting the 61 basis point decline in the average yield earned on interest-earning assets. This decline mirrored the movement in the yield curve with short-term interest rates declining more rapidly than longer term rates. Complementing the movement in the yield curve, the Company contributed to the improvement in net interest margin by originating higher yielding commercial loan products through its expanded presence in the New York metropolitan market and the continuing evolution of a retail banking sales culture focused on expanding the Company’s level of core deposits. In addition, the Company continued a disciplined pricing strategy for deposits, which was effective in addressing the then current interest rate yield curve.

      The Company’s interest rate spread increased to 4.08% for the year ended December 31, 2002 compared to 3.47% for the year ended December 31, 2001. The net interest rate spread increased by 61 basis points reflecting the Company’s strategy to reduce the cost of interest-bearing liabilities in order to offset the decline in the yield earned on interest-earning assets resulting from the interest rate environment existing in 2002.

      Interest income increased by $2.9 million, or 0.6%, to $485.5 million for the year ended December 31, 2002 compared to the year ended December 31, 2001. This increase was primarily due to the $653.2 million increase in the average balance of the Company’s interest-earning assets partially offset by a 61 basis point decrease in the weighted average yield, from 7.24% for the year ended December 31, 2001 to 6.63% for the year ended December 31, 2002.

      Interest income on mortgage loans decreased $9.9 million due to a 24 basis point decrease in the yield earned on loans from 7.56% for the year ended December 31, 2001 to 7.32% for the year ended December 31, 2002, offset in part by a $13.2 million increase in the average balance of mortgage loans. The increase in average balance was due, in large part, to a $214.4 million and $69.8 million increase in the average balance of commercial real estate and multi-family residential loans, respectively, for the year ended December 31, 2002 compared to the year ended December 31, 2001. The increase in these portfolios was due to the Company’s continuing effort of originating higher yielding commercial loan products as well as the Company’s commitment to maintaining its leadership position in the multi-family residential loan market. The Company originated $843.1 million of mortgage loans for portfolio retention in the year ended December 31, 2002. Partially offsetting the increase in the commercial real estate and multi-family residential loans portfolio was the $271.0 million decrease in the aggregate average balance of the Company’s single-family and cooperative apartment loans portfolio due to both increased prepayments as a result of the interest rate environment as well as decreased emphasis on originations. The Company primarily originates single-family loans through its previously discussed private label program with Cendant. The increase in average balance was partially offset by loan repayments of $1.11 billion and sales of $257.6 million from portfolio at the end of the fourth quarter of 2002. The decrease in yield was primarily due to the interest rate yield curve.

      Interest income on other loans increased $9.9 million, or 14.2%, due primarily to a $220.4 million and $134.8 million increase in the average balance of commercial business and mortgage warehouse lines of credit, respectively. Partially offsetting the increase was a 147 basis point and 164 basis point decrease in the yield earned on commercial business loans and mortgage warehouse lines of credit loans, respectively, from 8.08% and 6.28%, respectively, for the year ended December 31, 2001 to 6.61% and 4.64%, respectively, for the year ended December 31, 2002. The decrease in yields was primarily due to the interest rate yield curve in 2002 since these loans are primarily variable rate and thus are repricing downward in the interest rate environment.

      Income on investment securities decreased $2.6 million for the year ended December 31, 2002 due to a $17.9 million decrease in the average balance of investment securities along with a decrease in the yield earned on such securities from 5.66% for the year ended December 31, 2001 to 4.74% for the year ended December 31, 2002. The decline in average balance was due to the Company’s reinvestment into other higher yielding assets.

      Interest income on mortgage-related securities increased $9.1 million for the year ended December 31, 2002 due primarily to the $269.1 million increase in the average balance of mortgage-related securities. The increase in the average balance was primarily due to an increase in borrowings which were invested in mortgage-related securities. This increase was partially offset by a 75 basis point decrease in the yield earned to 5.53% for the year ended December 31, 2002 from 6.28% for the year ended December 31, 2001, reflecting the decrease in market rates of interest experienced during the 2002 calendar year.

      Income on other interest-earning assets (consisting primarily of interest on federal funds and dividends on FHLB stock) decreased $3.6 million for the year ended December 31, 2002 compared to the year ended December 31, 2001. This decrease primarily reflects the $2.7 million decline in interest on federal funds, FHLB overnight deposits and other short-term investments as well as a $0.9 million decrease in dividends on FHLB stock.

      Interest expense on deposits decreased $71.0 million or 46.5% to $81.6 million for the year ended December 31, 2002 compared to $152.6 million for the year ended December 31, 2001. The decrease was primarily the result of a 157 basis point decrease in the average rate paid on deposits to 1.64% for the year ended December 31, 2002 compared to 3.21% for the year ended December 31, 2001. The decrease in rates was attributable to the continued maintenance of the disciplined pricing strategy which was effective in addressing the current interest rate yield curve. This decrease was partially offset by a $217.2 million increase in the average balance of deposits as a result of the Company’s continuing evolution of a retail banking sales culture focused on increasing the amount of lower costing core deposits. The average balance of lower costing core deposits increased $641.1 million while the average balance of higher costing certificates of deposit decreased $424.0 million for the year ended December 31, 2002 compared to the year ended December 31, 2001.

      Interest expense on borrowings increased $10.6 million or 12.8% to $93.4 million for the year ended December 31, 2002 compared to $82.8 million for the year ended December 31, 2001. The increase was primarily due to a $397.7 million increase in the average balance of borrowings for the year ended December 31, 2002 compared to the year ended December 31, 2001. The increase in average borrowings was primarily the result of the Company taking advantage of the steepness in the yield curve by securing $350.0 million of adjustable-rate three and four year borrowings from the FHLB. The borrowings have interest rate caps that prevent the rates from exceeding 5.25% to 5.70%. The Company also replaced $100.0 million of borrowings that matured in 2002 with fixed-rate ten-year borrowings, callable in five years, at a weighted average interest rate of 4.12% and paid off $50.0 million of borrowings that matured with a weighted average interest rate of 5.21%. The borrowings were primarily used to fund the purchase of mortgage-related securities and commercial real estate and business loan originations.

      Interest expense on Trust Preferred Securities decreased $0.5 million or 50.0% to $0.5 million for the year ended December 31, 2002 compared to $1.0 million for the year ended December 31, 2001. The Trust Preferred Securities were assumed as part of the Broad acquisition effective the close of business on July 31, 1999. In accordance with the terms of the trust indenture, the Trust redeemed all of its outstanding Trust Preferred Securities of $11.5 million, at $10.00 per share, effective June 30, 2002. The redemption was effected due to the high interest rate paid on the Trust Preferred Securities in relation to the then current interest rate environment.

      Provision for Loan Losses. The Company’s provision for loan losses decreased by $0.5 million from $8.5 million for the year ended December 31, 2001, to $8.0 million for the year ended December 31, 2002. The provision recorded reflected the Company’s increase in non-accrual loans, the increase in classified and impaired loans, the increase in delinquencies and charge-offs, the increase in mortgage warehouse advances, the continued emphasis on commercial and business loan originations which are deemed to have higher levels of known and inherent loss, as well as the recognition of current economic conditions.

      Non-performing assets as a percentage of total assets decreased to 52 basis points at December 31, 2002, compared to 61 basis points at December 31, 2001. Non-performing assets decreased 9.8% to $41.6 million at December 31, 2002 compared to $46.2 million at December 31, 2001. The decrease of $4.6 million was primarily due to a $15.6 million decrease on loans that are contractually past due 90 days or more as to maturity, although current as to monthly principal and interest payments partially offset by an increase of $11.2 million in non-accrual loans, primarily commercial real estate and business loans. Included in the $41.6 million of non-performing loans at December 31, 2002 were $39.0 million of non-accrual loans and $2.5 million of loans contractually past maturity but which are continuing to pay in accordance with their original repayment schedule. At December 31, 2002 and 2001, the allowance for loan losses as a percentage of total non-performing loans was 193.6% and 170.0%, respectively.

      Non-Interest Income. Emphasis on fee-based income continued to gain momentum throughout the Company in 2002. Increasing non-interest income has been an on-going strategic objective. As a result of the implementation of a variety of initiatives, the Company experienced an $18.0 million, or 31.6%, increase in non-interest income to $75.1 million for the year ended December 31, 2002, compared to $57.1 million for the year ended December 31, 2001.

      During 2002, the Company recognized net gains of $0.6 million on the sales of loans and securities, substantially all of which relates to the gain on the sale of equity securities. During calendar 2001, the Company recognized net gains on sales of $3.1 million primarily from sales of $90.0 million of securities.

      Income from mortgage-banking activities increased $0.9 million to $13.8 million for the year ended December 31, 2002 compared to $12.9 million for the year ended December 31, 2001. During the quarter ended December 31, 2000, the Company initiated a program with Fannie Mae to originate for sale multi-family residential loans in the secondary market, with the Company retaining servicing. See “Business-Lending Activities-Loan Originations, Purchases, Sales and Servicing”. During the quarter ended December 31, 2001 the Company also entered into a program with Cendant to originate and sell single-family residential mortgage loans and servicing in the secondary market.

      Mortgage-banking activities for the year ended December 31, 2002 reflected $7.5 million in gains, $8.1 million of origination fees and $1.5 million in servicing fees partially offset by $3.4 million of amortization of servicing assets. Included in the $7.5 million of gains were $3.9 million of provisions recorded related to the retained credit exposure on multi-family residential loans sold to Fannie Mae. This category also included a $1.1 million increase in the fair value of loan commitments for loans originated for sale and a $1.1 million decrease in the fair value of forward loan sale agreements which were entered into with respect to the sale of such loans. The $0.9 million increase in mortgage-banking activities for the year ended December 31, 2002 compared to the year ended December 31, 2001 was primarily due to a $4.2 million of higher origination and servicing fees partially offset by $2.6 million of additional amortization of capitalized servicing rights and $0.7 million of lower gains on sales.

      During the year ended December 31, 2002, the Company originated $1.17 billion and sold $1.07 billion of multi-family loans under the program with Fannie Mae and originated $140.2 million and sold $133.5 million of single-family residential loans. By comparison, during 2001, the Company originated $441.9 million and sold $419.3 million of multi-family loans and originated $4.1 million and sold $0.4 million of single-family residential mortgages.

      Service fees increased 56.0% to $50.5 million for the year ended December 31, 2002 compared to the year ended December 31, 2001. The $18.1 million increase was principally due to approximately $9.3 million in mortgage prepayment fees combined with a $2.8 million increase in the Company’s modification and extension fees on mortgage loans due to the interest rate environment and resulting refinance market. In addition, other loan fees increased $1.6 million and banking fees increased $2.9 million related primarily to increased service fees on deposit accounts resulting from the growth in core deposits, particularly commercial demand deposits, an increase in per unit charges and the debit card program. The increase in fee income was also due to increased fees of $1.2 million on the sales of mutual funds and annuity products as investors sought higher yielding investment opportunities.

      Income on BOLI increased $0.7 million or 13.1% to $6.3 million for the year ended December 31, 2002 compared to the year ended December 31, 2001 due to an increase in the cash surrender value of BOLI. During the later part of the fourth quarter of 2002, the Company also increased its holdings in BOLI by $50.0 million to $168.4 million at December 31, 2002.

      Other non-interest income increased by $0.9 million to $4.0 million for the year ended December 31, 2002, compared to $3.1 million for the year ended December 31, 2001. The increase was primarily due to an additional $1.1 million from the Company’s minority equity investment in Meridian Capital.

      Non-Interest Expense. Non-interest expense increased by $29.1 million, or 18.7%, for the year ended December 31, 2002, as compared to the year ended December 31, 2001. This increase primarily reflects increases of $22.2 million in compensation and employee benefit expense, $10.2 million in other non-interest expense, $0.7 million in data processing fees and $0.4 million in advertising costs. Partially offsetting these increases were decreases of $3.6 million in amortization of goodwill, $0.5 million in amortization of intangibles and $0.3 million in occupancy costs. Effective April 1, 2001, the Company adopted SFAS No. 142 which resulted in discontinuing the amortization of goodwill resulting in a $3.6 million decline in goodwill amortization for the year ended December 31, 2002 compared to the year ended December 31, 2001.

      Total compensation and benefits increased by $22.2 million for the year ended December 31, 2002 to $96.3 million. The increase was comprised of increases in compensation of $10.3 million, incentive pay of $5.9 million, stock-related benefit plan costs of $2.7 million, pension expense costs of $3.2 million and $1.5 million of increased health insurance costs. These increases were partially offset by a $0.4 million reduction to the value of deferred compensation liability and $1.9 million reduction in postretirement health care benefits. The additional compensation and incentive pay was primarily the result of the continued building and expansion of the Company’s infrastructure. During calendar 2001 and 2002, the Company recruited several senior executives, including a Chief Credit Officer and a Chief Information Officer, to add to senior management. In addition, the Company increased the number of highly experienced senior lenders in the Company’s Business Banking area to serve its pre-existing markets and to expand into neighboring geographical areas. The Company also realized increases as a result of the expansion of retail banking initiatives, such as the addition of a private banking/wealth management group in 2002 to broaden and diversify its customer base and continued its de novo branch expansion strategy through the opening of four facilities during 2002.

      Occupancy costs decreased slightly by $0.3 million to $22.8 million for the year ended December 31, 2002.

      The Company’s advertising expenses amounted to $6.2 million and $5.8 million for the years ended December 31, 2002 and December 31, 2001, respectively. The cost reflected the Company’s continued focus on brand awareness through, in part, increased advertising in print media, radio and direct marketing programs.

      Amortization of goodwill decreased $3.6 million for the year ended December 31, 2002 as compared to the year ended December 31, 2001. Effective April 1, 2001, the Company adopted SFAS No. 142, which resulted in the discontinuation of the amortization of goodwill.

      Amortization of identifiable intangible assets decreased $0.5 million during the year ended December 31, 2002 as compared to the year ended December 31, 2001. The decrease was due to the completion in April 2002 of the amortization of the premium incurred in the acquisition in April 2001 of Summit Bank’s Mortgage-Banking Finance Group. See “Business — Lending Activities — Loan Originations, Purchases, Sales and Servicing”.

      Other non-interest expense increased $10.2 million, or 30.2%, to $43.8 million for the year ended December 31, 2002, compared to $33.6 million for the year ended December 31, 2001. The increase was primarily due to a $3.8 million provision for probable losses from transactions in a commercial business deposit account in the fourth quarter of 2002. The remaining increase in other non-interest expense was due to the corporate expansion associated with a broader banking footprint, de novo banking activities, the expanded retail sales force and the introduction of new products and services. These expenses include items such as professional services, business development expenses, equipment expenses, recruitment costs, office supplies, commercial bank fees, postage, insurance, telephone expenses and maintenance and security.

      Income Taxes. Income tax expense increased $16.8 million to $69.6 million for the year ended December 31, 2002 compared to $52.8 million for the year ended December 31, 2001. This increase was primarily due to a $53.2 million increase in pre-tax income to $192.0 million for the year ended December 31, 2002 compared to $138.8 million for the year ended December 31, 2001. However, offsetting the effect of such increased taxable income was a decline in the Company’s effective tax rate for the year ended December 31, 2002 to 36.25%, compared to 38.0% for the year ended December 31, 2001.

Regulatory Capital Requirements

      The Bank is subject to minimum regulatory capital requirements imposed by the FDIC which vary according to an institution’s capital level and the composition of its assets. An insured institution is required to maintain core capital of not less than 3.0% of total assets plus an additional amount of at least 100 to 200 basis points (“leverage capital ratio”). An insured institution must also maintain a ratio of total capital to risk-based assets of 8.0%. Although the minimum leverage capital ratio is 3.0%, the Federal Deposit Insurance Corporation Improvement Act of 1991 stipulates that an institution with less than a 4.0% leverage capital ratio is deemed to be an “undercapitalized” institution which results in the imposition of certain regulatory restrictions. See “Business — Regulation — Capital Requirements” and Note 23 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof for a discussion of the Bank’s regulatory capital requirements and compliance therewith at December 31, 2003 and December 31, 2002.

Liquidity

      The Company’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company’s primary sources of funds are deposits, the amortization, prepayment and maturity of outstanding loans, mortgage-related securities, the maturity of debt securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans, mortgage-related securities and maturing debt securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in federal funds sold and other short-term interest-earning assets that provide liquidity to meet lending requirements. Prior to fiscal 1999, the Company generated sufficient cash through its deposits to fund its asset generation, using borrowings from the FHLB only to a limited degree as a source of funds. However, due to the Company’s continued focus on expanding its commercial real estate and business loan portfolios, the Company increased its total borrowings to $2.92 billion at December 31, 2003 from $1.93 billion at December 31, 2002. At December 31, 2003, the Company had the ability to borrow from the FHLB an additional $266.1 million on a secured basis, utilizing mortgage-related loans and securities as collateral. See Note 12 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as federal funds sold, U.S. Treasury securities or preferred securities. On a longer term basis, the Company maintains a strategy of investing in its various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-related securities and investment securities. Certificates of deposit scheduled to mature in one year or less at December 31, 2003 totaled $1.09 billion or 79.3% of total certificates of deposit. Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that it will continue to have sufficient funds, together with borrowings, to meet its current commitments.

      Following the completion of the Conversion, the Holding Company’s principal business was that of its subsidiary, the Bank. The Holding Company invested 50% of the net proceeds from the Conversion in the Bank and initially invested the remaining proceeds in short-term securities and money market investments. The Bank can pay dividends to the Holding Company to the extent such payments are permitted by law or regulation, which serves as an additional source of liquidity.

      The Holding Company’s liquidity is available to, among other things, fund acquisitions, support future expansion of operations or diversification into other banking related businesses, pay dividends or repurchase its common stock.

      Restrictions on the amount of dividends the Holding Company and the Bank may declare can affect the Company’s liquidity and cash flow needs. Under Delaware law, the Holding Company is generally limited to paying dividends to the extent of the excess of net assets of the Holding Company (the amount by which total assets exceed total liabilities) over its statutory capital or, if no such excess exists, from its net profits for the current and/or immediately preceding year.

      The Bank’s ability to pay dividends to the Holding Company is also subject to certain restrictions. Under the New York Banking Law, dividends may be declared and paid only out of the net profits of the Bank. The approval of the Superintendent of Banks of the State of New York is required if the total of all dividends declared in any calendar year will exceed the net profits for that year plus the retained net profits of the preceding two years, less any required transfers. In addition, the OTS regulations govern capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions. The Bank elected to be deemed a savings association for certain purposes. As a result, the OTS capital distribution regulations may be deemed to be applicable to it. A savings institution must file an application for OTS approval of the capital distribution if any of the following occur or would occur as a result of the capital distribution (1) the total capital distributions for the applicable calendar year exceed the sum of the institution’s net income for that year-to-date plus the institution’s retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the OTS at least 30 days before the Board of Directors declares a dividend or approves a capital distribution. In addition, no dividends may be declared, credited or paid if the effect thereof would cause the Bank’s capital to be reduced below the amount required by the Superintendent or the FDIC.

      During 2003, the Bank requested and received approval of the distribution to the Company of an aggregate of $100.0 million. The Bank declared $75.0 million and funded $50.0 million during 2003 with the remaining $25.0 million to be funded in 2004. The Bank expects the remaining approved but undeclared $25.0 million dividend to be declared and funded during 2004. During 2002, the Bank requested and received approval of the distribution to the Company of an aggregate of $100.0 million, of which $75.0 million was declared by the Bank and was funded during 2002 with the remaining $25.0 million declared and funded in 2003. In December 2000, the Bank requested and received approval of the distribution to the Company of an aggregate of $25.0 million, of which $6.0 million had been distributed as of December 31, 2001, with the remainder distributed in 2002. The distributions were primarily used by the Company to fund the Company’s open market stock repurchase programs, dividend payments and consideration paid in October 2002 to increase the Company’s minority investment in Meridian Capital.

Impact of Inflation and Changing Prices

      The consolidated financial statements and related financial data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than does the effect of inflation.

Impact of New Accounting Pronouncements

      For a discussion of the Impact of New Accounting Pronouncements on the Company’s financial condition or results of operations, see Note 3 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

ITEM 7a.	Quantitative and Qualitative Disclosures about Market Risk

       General. Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments. As a financial institution, the Company’s primary component of market risk is interest rate risk. Interest rate risk is defined as the sensitivity of the Company’s current and future earnings to changes in the level of market rates of interest. Market risk arises in the ordinary course of the Company’s business, as the repricing characteristics of its assets do not match those of its liabilities. Based upon the Company’s nature of operations, the Company is not subject to foreign currency exchange or commodity price risk. The Company’s various loan portfolios, concentrated primarily within the greater New York City metropolitan area (which includes parts of northern New Jersey and southern Connecticut), are subject to risks associated with the local economy. The Company does not own any trading assets.

      Net interest margin represents net interest income as a percentage of average interest-earning assets. Net interest margin is directly affected by changes in the level of interest rates, the relationship between rates, the impact of interest rate fluctuations on asset prepayments, the level and composition of assets and liabilities and the credit quality of the loan portfolio. Management’s asset/liability objectives are to maintain a strong, stable net interest margin, to utilize its capital effectively without taking undue risks and to maintain adequate liquidity.

      Management responsibility for interest rate risk resides with the Asset and Liability Management Committee (“ALCO”). The committee is chaired by the Chief Financial Officer, and includes the Chief Executive Officer, Chief Credit Officer and the Company’s senior business-unit and financial executives. Interest rate risk management strategies are formulated and monitored by ALCO within policies and limits approved by the Board of Directors. These policies and limits set forth the maximum risk which the Board of Directors deems prudent, govern permissible investment securities and off-balance sheet instruments, and identify acceptable counterparties to securities and off-balance sheet transactions.

      ALCO risk management strategies allow for the assumption of interest rate risk within the Board approved limits. The strategies are formulated based upon ALCO’s assessments of likely market developments and trends in the Company’s lending and consumer banking businesses. Strategies are developed with the aim of enhancing the Company’s net income and capital, while ensuring the risks to income and capital from adverse movements in interest rates are acceptable.

      The Company’s strategies to manage interest rate risk include (i) increasing the interest sensitivity of its mortgage loan portfolio through the use of adjustable-rate loans or relatively short-term (primarily five years) balloon loans, (ii) originating relatively short-term or variable-rate consumer and commercial business loans as well as mortgage warehouse lines of credit, (iii) investing in securities available-for-sale, primarily mortgage-related instruments with maturities or estimated average lives of less than five years, (iv) promoting stable savings, demand and other transaction accounts, (v) utilizing variable-rate borrowings which have imbedded derivatives to cap the cost of borrowings, (vi) using interest rate swaps to modify the repricing characteristics of certain variable rate borrowings, (vii) entering into forward loan sale agreements to offset rate risk on rate-locked loan commitments originated for sale, (viii) maintaining a strong capital position and (ix) maintaining a relatively high level of liquidity and/or borrowing capacity.

      As part of the overall interest rate risk management strategy, management has entered into derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The interest rate risk management strategy at times involves modifying the repricing characteristics of certain borrowings and entering into forward loan sale agreements to offset rate risk on rate-locked loan commitments originated for sale so that changes in interest rates do not have a significant adverse effect on net interest income, net interest margin and cash flows. Derivative instruments that management periodically uses as part of its interest rate risk management strategy include interest rate swaps and forward loan sale agreements.

      At December 31, 2003, the Company had $99.5 million of loan commitments outstanding related to loans being originated for sale. Of such amount, $21.2 million related to loan commitments for which the borrowers had not entered into interest rate locks and $78.2 million which were subject to interest rate locks. At December 31, 2003, the Company had $78.2 million of forward loan sale agreements. The fair market value of the loan commitments with interest rate lock was a gain of $4.4 million and the fair market value of the related forward loan sale agreements was a loss of $4.4 million at December 31, 2003.

      During 2002, the Company, entered into $200.0 million of forward starting interest rate swap agreements as part of its interest rate risk management process to change the repricing characteristics of certain variable-rate borrowings. These agreements qualified as cash flow hedges of anticipated interest payments relating to $200.0 million of variable-rate FHLB borrowings that the Company expected to draw down during 2003 to replace existing FHLB borrowings that were maturing during 2003.

      During the third quarter of 2003, the $200.0 million of interest rate swap agreements were cancelled as the Company drew down $200.0 million of fixed-rate FHLB borrowings resulting in a loss of $3.5 million. The $3.5 million was paid to the counterparty and is being amortized into interest expense as a yield adjustment over five years, which is the period in which the related interest on the variable-rate borrowings effects earnings. The amount of the yield adjustment was $0.3 million during the year ended December 31, 2003. There were no interest rate swap agreements outstanding as of December 31, 2003. See Note 19 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof.

      Management uses a variety of analyses to monitor the sensitivity of net interest income, primarily a dynamic simulation model complemented by a traditional gap analysis and, to a lesser degree, a net portfolio value analysis.

      Net Interest Income Simulation Model. The simulation model measures the sensitivity of net interest income to changes in market interest rates. The simulation involves a degree of estimation based on certain assumptions that management believes to be reasonable. Factors considered include contractual maturities, prepayments, repricing characteristics, deposit retention and the relative sensitivity of assets and liabilities to changes in market interest rates.

      The Board has established certain limits for the potential volatility of net interest income as projected by the simulation model. Volatility is measured from a base case where rates are assumed to be flat. Volatility is expressed as the percentage change, from the base case, in net interest income over a 12-month period.

      The model is kept static with respect to the composition of the balance sheet and, therefore does not reflect management’s ability to proactively manage asset composition in changing market conditions. Management may choose to extend or shorten the maturities of the Company’s funding sources and redirect cash flows into assets with shorter or longer durations.

      Based on the information and assumptions in effect at December 31, 2003, the model shows that a 200 basis point gradual increase in interest rates over the next twelve months would decrease net interest income by $21.6 million or 6.5%, while a 100 basis point gradual decrease in interest rates would increase net interest income by $1.0 million or 0.3%.

      Gap Analysis. Gap analysis complements the income simulation model, primarily focusing on the longer term structure of the balance sheet. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s “interest rate sensitivity gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. At December 31, 2003, the Company’s one-year cumulative gap position was a negative 2.24% compared to a positive 3.68% at December 31, 2002. A positive gap will generally result in the net interest margin increasing in a rising rate environment and decreasing in a falling rate environment. A negative gap will generally have the opposite results on the net interest margin.

      The following gap analysis table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003, that are anticipated by the Company, using certain assumptions based on historical experience and other market-based data, to reprice or mature in each of the future time periods shown. The amount of assets and liabilities shown which reprice or mature during a particular period was determined in accordance with the earlier of the term to reprice or the contractual maturity of the asset or liability.

      The gap analysis is an incomplete representation of interest rate risk. The gap analysis sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2003 on the basis of contractual maturities, anticipated prepayments, callable features and scheduled rate adjustments for selected time periods. The actual duration of mortgage loans and mortgage-backed securities can be significantly affected by changes in mortgage prepayment activity. The major factors affecting mortgage prepayment rates are prevailing interest rates and related mortgage refinancing opportunities. Prepayment rates will also vary due to a number of other factors, including the regional economy in the area where underlying collateral is located, seasonal factors and demographic variables.

      In addition, the gap analysis does not account for the effect of general interest rate movements on the Company’s net interest income because the actual repricing dates of various assets and liabilities will differ from the Company’s estimates and it does not give consideration to the yields and costs of the assets and liabilities or the projected yields and costs to replace or retain those assets and liabilities. Callable features of certain assets and liabilities, in addition to the foregoing, may also cause actual experience to vary from that indicated. The uncertainty and volatility of interest rates, economic conditions and other markets which affect the value of these call options, as well as the financial condition and strategies of the holders of the options, increase the difficulty and uncertainty in predicting when they may be exercised.

      Among the factors considered in our estimates are current trends and historical repricing experience with respect to similar products. As a result, different assumptions may be used at different points in time. Within the one year time period, money market accounts were assumed to decay at 55%, savings accounts were assumed to decay at 30% and NOW accounts were assumed to decay at 40%. Deposit decay rates (estimated deposit withdrawal activity) can have a significant effect on the Company’s estimated gap. While the Company believes such assumptions are reasonable, there can be no assurance that these assumed decay rates will approximate actual future deposit withdrawal activity.

      The following table reflects the repricing of the balance sheet, or “gap” position at December 31, 2003.

(In Thousands)	0 - 90 Days	91 - 180 Days	181 - 365 Days	1 - 5 Years	Over 5 Years	Total	Fair Value

Interest-earning assets:
Mortgage loans(1)	$499,072	$291,237	$529,592	$2,551,885	$848,524	$4,720,310	$4,625,732
Commercial business and other loans	873,585	60,838	127,519	368,921	26,980	1,457,843	1,461,978
Securities available-for-sale(2)	340,485	277,206	455,618	1,304,989	120,029	2,498,327	2,508,700
Other interest-earning assets(3)	49,266	—	—	—	135,815	185,081	185,081

Total interest-earning assets	1,762,408	629,281	1,112,729	4,225,795	1,131,348	8,861,561	8,781,491
Interest-bearing liabilities:
Savings, NOW and money market deposits	291,777	291,777	583,555	620,604	1,472,481	3,260,194	3,260,194
Certificates of deposit	442,851	362,036	295,611	278,404	—	1,378,902	1,394,972
Borrowings	1,450,000	1,300	—	575,000	890,000	2,916,300	3,021,087
Subordinated notes	(84)	(84)	(168)	148,765	—	148,429	154,875

Total interest-bearing liabilities	2,184,544	655,029	878,998	1,622,773	2,362,481	7,703,825	7,600,451
Interest sensitivity gap	(422,136)	(25,748)	233,731	2,603,022	(1,231,133)

Cumulative interest sensitivity gap	$(422,136)	$(447,884)	$(214,153)	$2,388,869	$1,157,736

Cumulative interest sensitivity gap as a percentage of total assets	(4.42)%	(4.69)%	(2.24)%	25.02%	12.13%

(1)	Based upon contractual maturity, repricing date, if applicable, and management’s estimate of principal prepayments. Includes loans available-for-sale.

(2)	Based upon contractual maturity, repricing date, if applicable, and projected repayments of principal based upon experience. Amounts exclude the unrealized gains/(losses) on securities available-for-sale.

(3)	Includes interest-earning cash and due from banks, overnight deposits and FHLB stock.

     NPV Analysis. To a lesser degree, the Company also utilizes net portfolio value (“NPV”) analysis to monitor interest rate risk over a range of interest rate scenarios.

      NPV is defined as the net present value of the expected future cash flows of an entity’s assets and liabilities and, therefore, theoretically represents the market value of the Company’s net worth. Increases in the value of assets will increase the NPV whereas decreases in value of assets will decrease the NPV. Conversely, increases in the value of liabilities will decrease NPV whereas decreases in the value of liabilities will increase the NPV. The changes in value of assets and liabilities due to changes in interest rates reflect the interest rate sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e. fixed rate, adjustable rate, caps, floors) relative to the interest rate environment. For example, in a rising interest rate environment, the fair value of a fixed-rate asset will decline whereas the fair value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. In a declining interest rate environment, the converse may be true.

      The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The model assumes estimated loan prepayment rates and reinvestment rates similar to the Company’s historical experience. The following sets forth the Company’s NPV as of December 31, 2003.

				NPV as % of Portfolio
	Net Portfolio Value			Value of Assets

Change (in Basis points) in Interest Rates	Amount	$ Change	NPV % Change	Ratio	Change in NPV Ratio

	(Dollars In Thousands)
+200	$836,968	$(329,312)	28.24%	9.30%	(2.87)%
+100	1,002,826	(163,454)	14.01	10.79	(1.38)
0	1,166,280	—	—	12.17	—
-100	1,368,005	201,725	17.30	13.93	1.76

      As of December 31, 2003, the Company’s NPV was $1.17 billion, or 12.17% of the market value of assets. Following a 200 basis point assumed increase in interest rates, the Company’s “post shock” NPV was estimated to be $837.0 million, or 9.30% of the market value of assets reflecting an decrease of 2.87% in the NPV ratio.

      As of December 31, 2002, the Company’s NPV was $1.05 billion, or 12.80% of the market value of assets. Following a 200 basis point assumed increase in interest rates, the Company’s “post shock” NPV was estimated to be $1.03 billion, or 13.15% of the market value of assets reflecting an increase of 0.35% in the NPV ratio.

      Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of the Company’s interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of the Company’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company’s net interest income and will differ from actual results.

ITEM 8.	Financial Statements and Supplementary Data

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders

Independence Community Bank Corp.

      We have audited the accompanying consolidated statements of financial condition of Independence Community Bank Corp. (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2003 and 2002, and the nine months ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Independence Community Bank Corp. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years ended December 31, 2003 and 2002, and the nine months ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

      As discussed in Notes 3 and 17 to the consolidated financial statements, in 2003 the Company changed its method of accounting for stock-based compensation prospectively. As discussed in Notes 3 and 9 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 during the nine months ended December 31, 2001.

/s/ ERNST & YOUNG, LLP

Ernst & Young, LLP

New York, New York

February 6, 2004

INDEPENDENCE COMMUNITY BANK CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	December 31,
(In Thousands, Except Share Data)	2003	2002

ASSETS:
Cash and due from banks — interest-bearing	$43,950	$49,587
Cash and due from banks — non-interest-bearing	128,078	149,470

Total cash and cash equivalents	172,028	199,057

Securities available-for-sale:
Investment securities ($14,593 and $13,593 pledged to creditors, respectively)	296,945	224,908
Mortgage-related securities ($1,872,549 and $599,041 pledged to creditors, respectively)	2,211,755	1,038,742

Total securities available-for-sale	2,508,700	1,263,650

Loans available-for-sale	5,922	114,379

Mortgage loans on real estate	4,714,388	4,298,040
Other loans	1,457,843	1,519,333

Total loans	6,172,231	5,817,373
Less: allowance for loan losses	(79,503)	(80,547)

Total loans, net	6,092,728	5,736,826

Premises, furniture and equipment, net	101,383	85,395
Accrued interest receivable	37,046	36,530
Goodwill	185,161	185,161
Identifiable intangible assets, net	190	2,046
Bank owned life insurance (“BOLI”)	175,800	168,357
Other assets	267,649	232,242

Total assets	$9,546,607	$8,023,643

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Deposits:
Savings deposits	$1,613,161	$1,574,531
Money market deposits	401,024	192,647
Active management accounts (“AMA”) deposits	475,647	495,849
Interest-bearing demand deposits	694,102	493,997
Non-interest-bearing demand deposits	741,261	593,784
Certificates of deposit	1,378,902	1,589,252

Total deposits	5,304,097	4,940,060

Borrowings	2,916,300	1,931,550
Subordinated notes	148,429	—
Escrow and other deposits	76,260	34,574
Accrued expenses and other liabilities	110,410	197,191

Total liabilities	8,555,496	7,103,375

Stockholders’ equity:
Common stock, $.01 par value: 125,000,000 shares authorized, 76,043,750 shares issued; 54,475,715 and 56,248,898 shares outstanding at December 31, 2003 and December 31, 2002, respectively	760	760
Additional paid-in-capital	761,880	742,006
Treasury stock at cost: 21,568,035 and 19,794,852 shares at December 31, 2003 and December 31, 2002, respectively	(380,088)	(318,182)
Unallocated common stock held by ESOP	(69,211)	(74,154)
Unvested awards under Recognition Plan	(7,598)	(11,782)
Retained earnings, partially restricted	678,353	575,927
Accumulated other comprehensive income:
Net unrealized gain on securities available-for-sale, net of tax	7,015	7,564
Net unrealized losses on cash flow hedges, net of tax	—	(1,871)

Total stockholders’ equity	991,111	920,268

Total liabilities and stockholders’ equity	$9,546,607	$8,023,643

See accompanying notes to consolidated financial statements.

INDEPENDENCE COMMUNITY BANK CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

			For the	For the
	For the Year	For the Year	Nine Months	Twelve Months
	Ended	Ended	Ended	Ended

	December 31,	December 31,	December 31,	December 31,
(In Thousands, Except Per Share Amounts)	2003	2002	2001	2001

	(audited)	(audited)	(audited)	(unaudited)
Interest income:
Mortgage loans on real estate	$271,805	$332,332	$255,734	$344,084
Other loans	81,674	79,800	55,196	69,876
Loans available-for-sale	4,774	1,822	1	1
Investment securities	13,296	8,157	7,794	10,750
Mortgage-related securities	62,918	57,151	36,306	48,075
Other	5,653	6,241	7,175	9,835

Total interest income	440,120	485,503	362,206	482,621

Interest expense:
Deposits	53,257	81,637	109,425	152,551
Borrowings	91,089	93,418	62,415	82,843
Subordinated notes	3,029	—	—	—
Trust preferred securities	—	524	786	1,048

Total interest expense	147,375	175,579	172,626	236,442

Net interest income	292,745	309,924	189,580	246,179

Provision for loan losses	3,500	8,000	7,875	8,475

Net interest income after provision for loan losses	289,245	301,924	181,705	237,704

Non-interest income:
Net gain on sales of loans and securities	765	557	2,850	3,145
Mortgage-banking activities	25,407	13,759	8,863	12,934
Service fees	69,270	50,476	25,995	32,355
BOLI	8,833	6,294	4,531	5,567
Other	8,464	4,032	2,234	3,068

Total non-interest income	112,739	75,118	44,473	57,069

Non-interest expense:
Compensation and employee benefits	100,262	96,298	57,759	74,047
Occupancy costs	26,547	22,839	17,095	23,113
Data processing fees	10,029	8,951	6,700	8,273
Advertising	7,845	6,194	4,211	5,777
Amortization of goodwill	—	—	—	3,594
Amortization of identifiable intangible assets	1,855	6,971	5,761	7,481
Other	42,265	43,802	24,115	33,644

Total non-interest expense	188,803	185,055	115,641	155,929

Income before provision for income taxes	213,181	191,987	110,537	138,844
Provision for income taxes	76,211	69,585	40,899	52,779

Net income	$136,970	$122,402	$69,638	$86,065

Basic earnings per share	$2.74	$2.37	$1.33	$1.64

Diluted earnings per share	$2.60	$2.24	$1.27	$1.58

See accompanying notes to consolidated financial statements.

INDEPENDENCE COMMUNITY BANK CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Years Ended December 31, 2003 and 2002 and Nine Months Ended December 31, 2001

				Unallocated	Unearned
				Common	Common		Accumulated
		Additional		Stock	Stock Held		Other
	Common	Paid-in-	Treasury	Held by	by Recognition	Retained	Comprehensive
(In Thousands, Except Share Data)	Stock	Capital	Stock	ESOP	Plan	Earnings	Income/(Loss)	Total

Balance — March 31, 2001	$760	$723,418	$(230,012)	$(82,805)	$(22,744)	$425,016	$(477)	$813,156
Comprehensive income:
Net income for the nine months ended December 31, 2001	—	—	—	—	—	69,638	—	69,638
Other comprehensive income, net of tax of $5.1 million
Change in net unrealized losses on securities available-for-sale, net of tax	—	—	—	—	—	—	10,542	10,542
Less: reclassification adjustment of net losses realized in net income, net of tax	—	—	—	—	—	—	(1,216)	(1,216)

Comprehensive income	—	—	—	—	—	69,638	9,326	78,964
Repurchase of common stock (845,000 shares)	—	—	(18,352)	—	—	—	—	(18,352)
Valuation adjustment for deferred income tax benefit	—	7,883	—	—	—	—	—	7,883
Treasury stock issued for options exercised and director fees (33,187 shares)	—	210	1,180	—	—	—	—	1,390
Dividends declared	—	—	—	—	—	(14,580)	—	(14,580)
Accelerated vesting of options	—	603	—	—	—	—	—	603
ESOP shares committed to be released	—	719	—	3,707	—	—	—	4,426
Amortization of earned portion of Recognition Plan	—	1,940	—	—	5,103	—	—	7,043

Balance — December 31, 2001	760	734,773	(247,184)	(79,098)	(17,641)	480,074	8,849	880,533

Comprehensive income:
Net income for the year ended December 31, 2002	—	—	—	—	—	122,402	—	122,402
Other comprehensive income, net of tax of $5.4 million
Change in net unrealized losses on cash flow hedges, net of tax of $1.1 million	—	—	—	—	—	—	(1,871)	(1,871)
Change in net unrealized gains on securities available-for-sale, net of tax of $0.7 million	—	—	—	—	—	—	(1,212)	(1,212)
Less: reclassification adjustment of net gains realized in net income, net of tax of $0.1 million	—	—	—	—	—	—	(73)	(73)

Comprehensive income	—	—	—	—	—	122,402	(3,156)	119,246
Repurchase of common stock (3,538,650 shares)	—	—	(92,147)	—	—	—	—	(92,147)
Valuation adjustment for deferred income tax benefit	—	(1,038)	—	—	—	—	—	(1,038)
Treasury stock issued for options exercised, director fees and Meridian Capital (1,414,988 shares)	—	1,488	21,149	—	—	—	—	22,637
Dividends declared	—	—	—	—	—	(26,549)	—	(26,549)
Accelerated vesting of options	—	115	—	—	—	—	—	115
ESOP shares committed to be released	—	2,840	—	4,944	—	—	—	7,784
Amortization of earned portion of Recognition Plan	—	3,828	—	—	5,859	—	—	9,687

Balance — December 31, 2002	$760	$742,006	$(318,182)	$(74,154)	$(11,782)	$575,927	$5,693	$920,268

Comprehensive income:
Net income for the year ended December 31, 2003	—	—	—	—	—	136,970	—	136,970
Other comprehensive income, net of tax of $3.9 million
Change in net unrealized losses on cash flow hedges, net of tax of $1.1 million	—	—	—	—	—	—	4,094	4,094
Less: reclassification adjustment of net loss realized on cash flow hedges, net of tax of $1.2 million	—	—	—	—	—	—	(2,223)	(2,223)
Change in net unrealized gains on securities available-for-sale, net of tax of $0.3 million	—	—	—	—	—	—	(549)	(549)

Comprehensive income	—	—	—	—	—	136,970	1,322	138,292
Repurchase of common stock (2,765,900 shares)	—	—	(78,068)	—	—	—	—	(78,068)
Valuation adjustment for deferred income tax benefit	—	(3,070)	—	—	—	—	—	(3,070)
Treasury stock issued for options exercised (and related tax benefit) and for director fees (992,717 shares)	—	14,360	16,162	—	—	—	—	30,522
Dividends declared	—	—	—	—	—	(34,544)	—	(34,544)
Accelerated vesting of options	—	185	—	—	—	—	—	185
Stock compensation expense	—	153	—	—	—	—	—	153
ESOP shares committed to be released	—	3,674	—	4,943	—	—	—	8,617
Amortization of earned portion of Recognition Plan	—	4,572	—	—	4,184	—	—	8,756

Balance — December 31, 2003	$760	$761,880	$(380,088)	$(69,211)	$(7,598)	$678,353	$7,015	$991,111

See accompanying notes to consolidated financial statements.

INDEPENDENCE COMMUNITY BANK CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Nine Months	Twelve Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,

(In Thousands)	2003	2002	2001	2001
				(unaudited)

Cash Flows from Operating Activities:
Net income	$136,970	$122,402	$69,638	$86,065
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	3,500	8,000	7,875	8,475
Net gain on sale of loans and securities	(765)	(557)	(2,850)	(3,145)
Originations of loans available-for-sale	(1,798,108)	(1,306,929)	(445,991)	(601,226)
Proceeds on sales of loans available-for-sale	1,919,941	1,211,761	423,923	837,254
Amortization of deferred income and premiums	19,107	(1,444)	(4,252)	(6,498)
Amortization of goodwill	—	—	—	3,594
Amortization of identifiable intangibles	1,855	6,971	5,761	7,481
Amortization of unearned compensation of ESOP and Recognition Plan	16,603	17,011	11,280	14,306
Depreciation and amortization	11,561	11,458	9,029	12,124
Deferred income tax provision (benefit)	10,678	(24,443)	27,753	26,790
(Increase) decrease in accrued interest receivable	(516)	906	(317)	156
(Increase) decrease in accounts receivable-securities transactions	(4,318)	(1,943)	2,027	(78)
Decrease in other accounts receivable	2	7,394	862	18,960
(Decrease) increase in accrued expenses and other liabilities	(73,249)	(27,472)	78,132	88,207
Other, net	(18,885)	(19,266)	2,683	2,478

Net cash provided by operating activities	224,376	3,849	185,553	494,943

Cash Flow from Investing Activities:
Loan originations and purchases	(2,402,462)	(1,402,892)	(1,113,081)	(1,379,169)
Principal payments on loans	1,802,535	1,429,732	674,143	874,410
Proceeds from sale of loans from portfolio	—	257,559	—	—
Advances on mortgage warehouse lines of credit	(10,291,152)	(7,016,355)	(3,883,054)	(4,498,286)
Repayments on mortgage warehouse lines of credit	10,532,666	6,770,463	3,726,532	4,265,834
Proceeds from sale of securities available-for-sale	48,886	105,493	362,266	386,707
Proceeds from maturities of securities available-for-sale	101,457	37,717	3,025	5,050
Principal collected on securities available-for-sale	1,627,618	940,633	269,720	302,327
Purchases of securities available-for-sale	(3,048,363)	(1,325,231)	(723,299)	(790,838)
Purchase of BOLI	—	(50,000)	—	—
Purchase of Federal Home Loan Bank stock	(34,237)	(16,143)	(3,112)	(3,112)
Proceeds from sale of other real estate	—	166	200	201
Net additions to premises, furniture and equipment	(27,548)	(15,564)	(5,590)	(6,900)

Net cash used in investing activities	(1,690,600)	(284,422)	(692,250)	(843,776)

Cash Flows from Financing Activities:
Net increase in demand and savings deposits	574,387	409,670	551,357	643,459
Net decrease in time deposits	(210,350)	(264,385)	(422,639)	(329,362)
Net increase in borrowings	984,750	248,762	373,495	101,213
Net increase in subordinated notes	148,429	—	—	—
Net increase (decrease) in escrow and other deposits	41,686	(3,787)	(33,791)	(20,396)
Decrease in cumulative trust preferred securities	—	(11,067)	—	—
Proceeds on exercise of stock options	12,905	11,500	1,078	1,078
Repurchase of common stock	(78,068)	(92,147)	(18,352)	(36,976)
Dividends paid	(34,544)	(26,549)	(14,580)	(18,950)

Net cash provided by financing activities	1,439,195	271,997	436,568	340,066

Net decrease in cash and cash equivalents	(27,029)	(8,576)	(70,129)	(8,767)
Cash and cash equivalents at beginning of period	199,057	207,633	277,762	216,400

Cash and cash equivalents at end of period	$172,028	$199,057	$207,633	$207,633

Income taxes paid	$53,875	$99,181	$25,738	$26,255

Interest paid	$150,923	$175,057	$168,832	$236,356

Income tax benefit realized from exercise of stock options	$6,076	$4,652	$277	$283

See accompanying notes to consolidated financial statements.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, December 31, 2002 and December 31, 2001

1.	Organization/ Form of Ownership

      Independence Community Bank was originally founded as a New York-chartered mutual savings bank in 1850. In April 1992, the Bank reorganized into the mutual holding company form of organization pursuant to which the Bank became a wholly owned stock savings bank subsidiary of a newly formed mutual holding company (the “Mutual Holding Company”).

      On April 18, 1997, the Board of Directors of the Bank and the Board of Trustees of the Mutual Holding Company adopted a Plan of Conversion to convert the Mutual Holding Company to the stock form of organization and simultaneously merge it with and into the Bank and all of the outstanding shares of Bank common stock held by the Mutual Holding Company would be cancelled (the “Conversion”).

      As part of the conversion and reorganization, Independence Community Bank Corp. (the “Company”) was incorporated under Delaware law in June 1997. The Company is regulated by the Office of Thrift Supervision (“OTS”) as a registered savings and loan holding company. The Company completed its initial public offering on March 13, 1998, issuing 70,410,880 shares of common stock resulting in proceeds of $685.7 million, net of $18.4 million of expenses. The Company used $343.0 million, or approximately 50% of the net proceeds, to purchase all of the outstanding stock of the Bank. The Company also loaned $98.9 million to the Company’s Employee Stock Ownership Plan (the “ESOP”) which used such funds to purchase 5,632,870 shares of the Company’s common stock in the open market subsequent to completion of the initial public offering. As part of the Plan of Conversion, the Company formed the Independence Community Foundation (the “Foundation”) and concurrently with the completion of the initial public offering donated 5,632,870 shares of common stock of the Company valued at the time of their contribution at $56.3 million. The Foundation was established in order to further the Company’s and the Bank’s commitment to the communities they serve.

      Additionally, the Bank established, in accordance with the requirements of the New York State Banking Department (the “Department”), a liquidation account for the benefit of depositors of the Bank as of March 31, 1996 and September 30, 1997 in the amount of $319.7 million, which was equal to the Bank’s total equity as of the date of the latest consolidated statement of financial condition (August 31, 1997) appearing in the final prospectus used in connection with the Conversion. The liquidation account is reduced as, and to the extent that, eligible and supplemental eligible account holders (as defined in the Bank’s plan of conversion) have reduced their qualifying deposits as of each March 31st. Subsequent increases in deposits do not restore an eligible supplemental account holder’s interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder or supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying balances for accounts then held.

      In addition to the restriction described above, the Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause the Bank’s stockholder’s equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

      The Bank provides financial services primarily to individuals and small to medium-sized businesses within the New York City metropolitan area. The Bank is subject to regulation by the Federal Deposit Insurance Corporation (“FDIC”) and the Department.

2.	Acquisitions

      On November 25, 2003, the Company announced that it had signed a definitive agreement to merge with Staten Island Bancorp, Inc. (“SIB”). Pursuant to the agreement, the Company will merge with SIB, in a transaction valued at the time of execution of the definitive agreement at approximately $1.5 billion or $23.88

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

per SIB share. Upon completion of the merger, SIB’s wholly owned subsidiary, SI Bank and Trust, will merge with and into the Bank.

      Under the terms of the SIB agreement, which was approved unanimously by both boards of directors, the aggregate consideration to be paid in the merger will consist of $368.5 million in cash and approximately 28,850,000 shares of the Company’s common stock. Holders of SIB common stock will receive cash or shares of the Company’s common stock pursuant to an election, proration and allocation procedure subject to the total consideration being comprised of approximately 75% paid in the Company’s common stock and 25% paid in cash. The value of the merger consideration per share of SIB common stock will be calculated in accordance with the following formula: the sum of (i) $5.97025 and (ii) 0.4674 times the average of the closing prices of the Company’s common stock for the ten consecutive full trading days ending on the tenth business day before the completion of the merger. Based on the $38.32 closing price of the Company’s common stock on November 21, 2003, the last full trading day prior to the date of the merger agreement, SIB stockholders would receive $23.88 per share in cash or 0.6232 share of the Company’s common stock for each share of SIB common stock. The value of the merger consideration and the actual exchange ratio per share of SIB common stock at the completion of the merger will vary from the initial values if the average Independence common stock price during the ten trading day measurement period is greater or less than $38.32, which is likely.

      The transaction is expected to close in the second quarter of 2004 and is subject to receipt of various regulatory approvals and certain other conditions. The transaction received approval from both companies’ stockholders at their respective special meetings of stockholders held on March 8, 2004. In addition on March 1, 2004, SIB and the Company announced the completion of the sale of the majority of the assets and operations of SIB Mortgage Corp., the mortgage banking subsidiary of SI Bank & Trust, to Lehman Brothers. The remaining SIB Mortgage Corp. offices are either under contract for sale and are currently scheduled to be sold or are in the process of being shut down by the end of the first quarter of 2004.

      The SIB agreement provides for the payment of a termination fee payable to the Company under certain circumstances.

3.	Summary of Significant Accounting Policies

      The following is a description of the significant accounting policies of the Company and its subsidiaries. These policies conform with accounting principles generally accepted in the United States of America.

Principles of Consolidation and Basis of Presentation

      The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years’ financial statements to conform to current year’s presentation. The Company uses the equity method of accounting for investments in less than majority-owned entities.

      The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securities Available-for-Sale

      Securities available-for-sale are carried at fair value. Unrealized gains or losses on securities available-for-sale are included in other comprehensive income (“OCI”) within stockholders’ equity, net of tax. Gains or losses on the sale of such securities are recognized using the specific identification method and are recorded in gain on sales of loans and securities on the Statement of Operations.

Loans and Loans Available-for-Sale

      Loans are stated at unpaid principal balances, net of deferred loan fees. Loans available-for-sale are stated at the aggregate of lower of cost or fair value.

      Interest income on loans is recognized on an accrual basis. Loan origination and commitment fees and certain direct costs incurred in connection with loan originations are deferred and amortized to interest income, using a method which approximates the interest method, over the life of the related loans as an adjustment to yield.

      The Company generally places loans on non-accrual status when principal or interest payments become 90 days past due, except those loans reported as 90 days past maturity within the overall total of non-performing loans. However, FHA or VA loans continue to accrue interest because their interest payments are guaranteed by various government programs and agencies. Loans may be placed on non-accrual status earlier if management believes that collection of interest or principal is doubtful or when such loans have such well defined weaknesses that collection in full of principal or interest may not be probable. When a loan is placed on non-accrual status, accrual of interest income is discontinued and uncollected interest is reversed against current interest income. Interest income on non-accrual loans is recorded only when received in cash. A loan is returned to accrual status when the principal and interest are no longer past due and the borrower’s ability to make periodic principal and interest payments is reasonably assured.

      The Company considers a loan impaired when, based upon current information and events, it is probable that it will be unable to collect all amounts due for both principal and interest, according to the contractual terms of the loan agreement. The Company identifies and measures impaired loans in conjunction with its assessment of the allowance for loan losses. An allowance for impaired loans is a component of the allowance for loan losses when it is probable all amounts due will not be collected pursuant to the contractual terms of the loan and the recorded investment in the loan exceeds its fair value. The Company’s evaluation of impaired loans includes a review of non-accrual commercial business, commercial real estate and multi-family residential loans as well as a review of other performing loans that may meet the definition of loan impairment. Smaller balance homogenous loans, such as consumer and residential mortgage loans, are specifically excluded from individual review for impairment. Fair value is measured using either the present value of expected future cash flows discounted at the loan’s effective interest rate, the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. The Company’s impaired loan portfolio is primarily collateral dependent. Impaired loans are individually assessed to determine that each loan’s carrying value is not in excess of the fair value of the underlying collateral or the present value of the expected future cash flows. All loans subject to evaluation and considered impaired are included in non-performing assets. Interest income on impaired loans is recognized on a cash basis.

      Commercial real estate loans and commercial business loans are generally charged-off to the extent principal and interest due exceed the net realizable value of the collateral, with the charge-off occurring when the loss is reasonably quantifiable. Loans secured by residential real estate are generally charged-off to the extent principal and interest due exceed the current appraised value of the collateral.

      Consumer loans are subject to charge-off at a specified delinquency date. Closed end consumer loans, which include installment and automobile loans, are generally charged-off in full when the loan becomes 120 days past due. Open-end, unsecured consumer loans are generally charged-off in full when the loan

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

becomes 180 days past due. Home equity loans and lines of credit are written down to the appraised value of the underlying property when the loan becomes 120 days and 180 days past due, respectively.

Allowance for Loan Losses

      The determination of the level of the allowance for loan losses and the periodic provisions to the allowance charged to income is the responsibility of management. The formalized process for assessing the level of the allowance for loan losses is performed no less than quarterly. Individual loans are specifically identified by loan officers as meeting the criteria of criticized or classified loans. Such criteria include, but are not limited to, non-accrual loans, past maturity loans, impaired loans, chronic delinquencies and loans requiring heightened management oversight. Each loan is assigned to a risk level of special mention, substandard, doubtful and loss. Loans that do not meet the criteria to be characterized as criticized or classified are categorized as pass loans. Each risk level, including pass loans, has an associated reserve factor that increases as the risk level category increases. The reserve factor for criticized and classified loans becomes larger as the risk level increases but is the same regardless of the loan type. The reserve factor for pass loans differs based upon the loan and collateral type. The reserve factor is applied to the aggregate balance of loans designated to each risk level to compute the reserve requirement. This method of analysis is performed on the entire loan portfolio. Other considerations used to support the balance of the allowance for loan losses and its components include regulatory examinations and national and local economic data associated with the real estate market in the Company’s market area. The Company has identified the evaluation of the allowance for loan losses as a critical accounting estimate.

Loan Servicing Assets and Retained Recourse

      The cost of mortgage loans sold, with servicing rights and recourse retained, is allocated between the loans, the servicing rights and the retained recourse based on their estimated fair values at the time of loan sale. Servicing assets are carried at the lower of cost or fair value and are amortized in proportion to, and over the period of, net servicing income. The estimated fair value of loan servicing assets is determined by calculating the present value of estimated future net servicing cash flows, using assumptions of prepayments, defaults, servicing costs and discount rates that the Company believes market participants would use for similar assets. Capitalized loan servicing assets are stratified based on predominant risk characteristics of underlying loans for the purpose of evaluating impairment. The Company increases the amortization of the loan servicing asset in the event the recorded value of an individual stratum exceeds fair value.

      Under the terms of the sales agreements with Fannie Mae, the Company retains a portion of the associated credit risk. The Company has a 100% first loss position on each multi-family residential loan sold to Fannie Mae under such program until the earlier of (i) the losses on the multi-family residential loans sold to Fannie Mae reaching the maximum loss exposure for the portfolio as a whole or (ii) until all of the loans sold to Fannie Mae under this program are fully paid off. The maximum loss exposure is available to satisfy any losses on loans sold in the program subject to the foregoing limitations. The Company has established a liability of $7.2 million which represents the amount that the Company would have to pay a third party to assume the liability of the retained recourse. The valuation calculates the present value of the estimated losses that the portfolio is projected to incur based upon an industry based default curve.

Premises, Furniture and Equipment

      Land is carried at cost. Buildings and improvements, leasehold improvements, furniture, automobiles and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed on a

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

straight-line basis over the estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Buildings	10 to 30 years
Furniture and equipment	3 to 10 years
Automobiles	3 years

      Leasehold improvements are amortized on a straight-line basis over the lives of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Goodwill and Identifiable Intangible Assets

      Effective April 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which resulted in discontinuing the amortization of goodwill.

      Under the SFAS No. 142, goodwill is carried at its book value as of April 1, 2001 and any future impairment of goodwill will be recognized as non-interest expense in the period of impairment. However, under the terms of SFAS No. 142, identifiable intangible assets (such as core deposit premiums) with identifiable lives continue to be amortized. Core deposit intangibles are amortized on a straight-line basis over seven years.

      The Company’s goodwill was $185.2 million at December 31, 2003 and December 31, 2002. The Company did not recognize an impairment loss as a result of its annual impairment test effective October 1, 2003. The Company tests the value of its goodwill at least annually. The Company has identified the goodwill impairment test as a critical accounting estimate.

Bank Owned Life Insurance

      The Bank has purchased Bank Owned Life Insurance (“BOLI”) policies to fund certain future employee benefit costs. The BOLI is recorded at its cash surrender value and changes in the cash surrender value of the insurance are recorded in other non-interest income.

Derivative Financial Instruments

      The Company enters into derivative transactions to protect against the risk of adverse interest rate movements on the value of certain borrowings and on future cash flows.

      All derivative financial instruments are recorded at fair value in the consolidated Statement of Financial Condition. Derivative transactions qualifying as hedges are subject to special accounting treatment, depending on the relationship between the derivative instrument and the hedged item. Hedges of the changes in the fair value of a recognized asset, liability, or firm commitment are classified as fair value hedges. Hedges of the exposure to variable cash flows of forecasted transactions are classified as cash flow hedges.

      Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the consolidated Statement of Financial Condition as either a freestanding asset or liability, with a corresponding offset recorded in OCI within stockholders’ equity, net of tax. Amounts are reclassified from OCI to the Statement of Operations in the period or periods the hedged forecasted transaction affects earnings. No adjustment is made to the carrying amount of the hedged item.

      Under the cash flow hedge method, derivative gains and losses not effective in hedging the expected cash flows of the hedged item are recognized immediately in the Statement of Operations. At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the cash flows of the derivative instruments have been highly effective in offsetting changes in the cash flows of the

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued prospectively.

      In the event of early termination of a derivative financial instrument contract, any resulting gain or loss is deferred as an adjustment of the carrying value of the designated assets or liabilities, with a corresponding offset to OCI, and such amounts are recognized in earnings over the remaining life of the designated assets or liabilities or the derivative financial instrument contract, whichever period is shorter.

Income Taxes

      The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse. A valuation allowance is provided for deferred tax assets where realization is not considered “more likely than not.” The Company has identified the evaluation of deferred tax assets as a critical accounting estimate.

Earnings Per Share

      Basic earnings per share (“EPS”) is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS is computed using the same method as basic EPS, but reflects the potential dilution of common stock equivalents. Shares of common stock held by the ESOP that have not been allocated to participants’ accounts or are not committed to be released for allocation and unvested 1998 Recognition and Retention Plan and Trust Agreement (the “Recognition Plan”) shares are not considered to be outstanding for the calculation of basic EPS. However, a portion of such shares is considered in the calculation of diluted EPS as common stock equivalents of basic EPS. Diluted EPS also reflects the potential dilution that would occur if stock options were exercised and converted into common stock. The dilutive effect of unexercised stock options is calculated using the treasury stock method.

Employee Benefits

      Compensation expense related to the ESOP is recognized in an amount equal to the shares committed to be released by the ESOP multiplied by the average fair value of the common stock during the period in which they were released. The difference between the average fair value and the weighted average per share cost of shares committed to be released by the ESOP is recorded as an adjustment to additional paid-in-capital.

      Compensation expense related to the Recognition Plan is recognized over the vesting period at the fair market value of the common stock on the date of grant for share awards that are not subject to performance criteria. The expense related to performance share awards is recognized over the vesting period based at the fair market value on the measurement date.

      For stock options, granted prior to January 1, 2003, the Company uses the intrinsic value based methodology which measures compensation cost for such stock options as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee or non-employee director must pay to acquire the stock. To date, no compensation expense has been recorded at the time of grant for stock options granted prior to January 1, 2003, since, for all granted options, the market price on the date of grant equaled the amount employees or non-employee directors must pay to acquire stock. However, compensation expense has been recognized as a result of the accelerated vesting of options occurring upon the retirement of senior officers. Under the terms of the Company’s option plans, unvested options held by retiring senior officers and non-employee directors of the Company only vest upon retirement if the Board of Directors or the Committee administering the option plan allow the acceleration of the vesting of such unvested options.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Effective January 1, 2003, the Company recognizes stock-based compensation expense on options granted subsequent to January 1, 2003 in accordance with the fair value-based method of accounting described in SFAS No. 123, “Accounting for Stock-Based Compensation, as amended.”

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and is based on certain assumptions including dividend yield, stock volatility, the risk free rate of return, expected term and turnover rate. The fair value of each option is expensed over its vesting period. Because the Company recognized the fair value provisions prospectively, compensation expense related to employee stock options granted did not have a full impact during 2003. The adoption of SFAS No. 123, as amended, did not have a material effect on the Company’s financial condition or results of operations. See “Impact of New Accounting Pronouncements” below.

Comprehensive Income

      Comprehensive income includes net income and all other changes in equity during a period, except those resulting from investments by owners and distribution to owners. OCI includes revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income, but excluded from net income. Comprehensive income and accumulated OCI are reported net of related income taxes. Accumulated OCI consists of unrealized gains and losses on available-for-sale securities, net of related income taxes and the change in fair value of interest rate swap agreements, net of related income taxes, designated as cash flow hedges.

Segment Reporting

      SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”), requires disclosures for each segment including quarterly disclosure requirements and a partitioning of geographic disclosures, including geographic information by country. As a community-oriented financial institution, substantially all of the Company’s operations (which comprise substantially all of the consolidated group’s activities) involve the delivery of loan and deposit products to customers located primarily in its market area. The Bank’s three key business divisions (the Commercial Real Estate Division, the Consumer Business Banking Division and the Business Banking Division) are codependent upon each other for both their source of funds as well as the utilization of such funds. Currently, business divisions are judged and analyzed using traditional criteria including loan origination levels, deposit origination levels, credit quality, adherence to expense budgets and other similar criteria, which data exists in a form deemed accurate and reliable by management. The President and Chief Executive Officer, the Company’s chief decision maker, has and continues to use these traditional criteria to make decisions regarding an individual division’s operations as well as the Company’s operations as a whole.

Treasury Stock

      Repurchases of common stock are recorded as treasury stock at cost.

Consolidated Statements of Cash Flows

      For purposes of the consolidated statements of cash flows, the Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

Impact of New Accounting Pronouncements

      The following is a description of new accounting pronouncements and their effect on the Company’s financial condition and results of operations.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Obligations Associated with Disposal Activities

      In July 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The standard requires costs associated with exit or disposal activities to be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application permitted. The adoption of SFAS No. 146 effective January 1, 2003 did not have a material impact on the Company’s financial condition or results of operations.

Accounting for Stock-Based Compensation

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 amends FASB Statement No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation when a company changes from the intrinsic value method to the fair value method of accounting for employee stock-based compensation cost. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28 “Interim Financial Reporting” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in both annual as well as interim financial statements. The provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002 and for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002. In January 2003, the Company announced that beginning in 2003 it will recognize compensation expense on options granted in 2003 and in subsequent years in accordance with the fair value-based method of accounting described in SFAS No. 123, as amended by SFAS No. 148. The implementation of SFAS No. 123, as amended, did not have a material effect on the Company’s financial condition or results of operations at or for the year ended December 31, 2003 (see Note 17). Furthermore, based upon the number of options granted during the year ended December 31, 2003, the Company does not expect a material effect to its financial condition or results of operations over the vesting period of the options granted during 2003.

Guarantor’s Accounting

      In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations undertaken by the guarantor. Additional disclosures also are prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are effective for these guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for the Company as of December 31, 2002. The adoption of the requirements of FIN 45 did not have a material effect on the Company’s financial condition or results of operations.

Consolidation of Variable Interest Entities

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, addresses consolidation by business enterprises of variable interest entities with certain

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

characteristics. In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46, as revised, applies to variable interest entities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003 and for all other types of variable interest entities for periods ending after March 15, 2004. The adoption of FIN 46, as revised, did not have a material impact on the Company’s financial condition or results of operations.

Derivatives Instruments and Hedging Activities

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In addition, the statement clarifies when a contract is a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective prospectively for contracts entered into or modified, and hedging relationships designated, after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company’s financial condition or results of operations.

Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial condition or results of operations.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Securities Available-for-Sale

      The amortized cost and estimated fair value of securities available-for-sale are as follows:

	December 31, 2003

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In Thousands)	Cost	Gains	Losses	Value

Investment securities:
Debt securities:
U.S. Government and agencies	$15,549	$37	$(1)	$15,585
Corporate	119,013	1,399	(837)	119,575
Municipal	4,282	308	—	4,590

Total debt securities	138,844	1,744	(838)	139,750

Equity securities:
Preferred	158,462	3,352	(5,945)	155,869
Common	386	940	—	1,326

Total equity securities	158,848	4,292	(5,945)	157,195

Total investment securities	297,692	6,036	(6,783)	296,945

Mortgage-related securities:
Fannie Mae pass through certificates	142,956	3,221	—	146,177
GNMA pass through certificates	8,981	675	(1)	9,655
Freddie Mac pass through certificates	5,140	273	(2)	5,411
Collateralized mortgage obligation bonds	2,043,558	15,498	(8,544)	2,050,512

Total mortgage-related securities	2,200,635	19,667	(8,547)	2,211,755

Total securities available-for-sale	$2,498,327	$25,703	$(15,330)	$2,508,700

	December 31, 2002

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(In Thousands)	Cost	Gains	Losses	Value

Investment securities:
Debt securities:
U.S. Government and agencies	$14,578	$59	$(3)	$14,634
Corporate	154,680	1,219	(607)	155,292
Municipal	5,413	322	—	5,735

Total debt securities	174,671	1,600	(610)	175,661

Equity securities:
Preferred	47,435	649	—	48,084
Common	386	777	—	1,163

Total equity securities	47,821	1,426	—	49,247

Total investment securities	222,492	3,026	(610)	224,908

Mortgage-related securities:
Fannie Mae pass through certificates	274,911	3,605	—	278,516
GNMA pass through certificates	14,807	1,124	—	15,931
Freddie Mac pass through certificates	8,422	483	(6)	8,899
Collateralized mortgage obligation bonds	731,126	5,069	(799)	735,396

Total mortgage-related securities	1,029,266	10,281	(805)	1,038,742

Total securities available-for-sale	$1,251,758	$13,307	$(1,415)	$1,263,650

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Provided below is a summary of securities available-for-sale which were in an unrealized loss position at December 31, 2003. Approximately $121,000, or 0.8%, of the unrealized loss was comprised of securities in a continuous loss position for twelve months or more which consisted primarily of corporate bonds and mortgage-related securities. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

	At December 31, 2003

	Under One Year		One Year or More

	Gross	Estimated	Gross	Estimated
	Unrealized	Fair	Unrealized	Fair
(In Thousands)	Losses	Value	Losses	Value

Investment securities:
Debt securities:
U.S. Government and agencies	$1	$1,510	$—	$—
Corporate	750	24,250	87	913

Total debt securities	751	25,760	87	913

Equity securities:
Preferred	5,945	54,055	—	—

Total equity securities	5,945	54,055	—	—

Total investment securities	6,696	79,815	87	913

Mortgage-related securities:
GNMA pass through certificates	1	48	—	7
Freddie Mac pass through certificates	—	—	2	193
Collateralized mortgage obligation bonds	8,512	733,275	32	7,270

Total mortgage-related securities	8,513	733,323	34	7,470

Total securities available-for-sale	$15,209	$813,138	$121	$8,383

      The strategy for the securities portfolio is to maintain a short duration, minimizing exposure to sustained increases in interest rates. This is achieved through investments in securities with predictable cash flows and short average lives, and the purchase of certain adjustable-rate instruments.

      Mortgage-backed securities (“MBS”) are primarily securities with planned amortization class structures. These instruments provide a relatively stable source of cash flows, although they may be impacted by changes in interest rates. Such MBS securities are either guaranteed by Freddie Mac, GNMA or Fannie Mae, or represent collateralized mortgage-backed obligations (“CMOs”) backed by government agency securities or private issuances securities. These CMOs, by virtue of the underlying collateral or structure, are principally AAA rated and are current pay sequentials or planned amortization class structures.

      Equity securities were comprised principally of common and preferred stock of certain publicly traded companies. Other securities maintained in the portfolio consist of corporate bonds and U.S. Government and agencies.

      At December 31, 2003, securities with a fair value of $1.89 billion were pledged to secure securities sold under agreements to repurchase, other borrowings and for other purposes required by law.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Sales of available-for-sale securities are summarized as follows:

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,

(In Thousands)	2003	2002	2001

Proceeds from sales	$48,886	$105,493	$362,266
Gross gains	476	656	2,852
Gross losses	—	(243)	(34)

      The amortized cost and estimated fair value of debt securities by contractual maturity are as follows:

	December 31, 2003

	Amortized	Estimated
(In Thousands)	Cost	Fair Value

One year or less	$25,248	$25,481
One year through five years	14,613	15,254
Five years through ten years	14,193	15,062
Over ten years	84,790	83,953

	$138,844	$139,750

      The amortized cost and estimated fair value of mortgage-related securities by contractual maturity are as follows:

	December 31, 2003

	Amortized	Estimated
(In Thousands)	Cost	Fair Value

One year or less	$17,143	$17,058
One year through five years	69,031	68,996
Five years through ten years	64,222	64,383
Over ten years	2,050,239	2,061,318

	$2,200,635	$2,211,755

5.	Loans Available-for-Sale and Loan Servicing Assets

      Loans available-for-sale are carried at the lower of aggregate cost or fair value and are summarized as follows:

	December 31,	December 31,
(In Thousands)	2003	2002

Loans available-for-sale:
Single-family residential	$2,687	$7,576
Multi-family residential	3,235	106,803

Total loans available-for-sale	$5,922	$114,379

Fannie Mae Loan Sale Program

      The Company originates and sells multi-family residential mortgage loans in the secondary market to Fannie Mae while retaining servicing. The Company underwrites these loans using its customary underwriting standards, funds the loans, and sells the loans to Fannie Mae at agreed upon pricing thereby eliminating rate

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and basis exposure to the Company. The Company can originate and sell loans to Fannie Mae for not more than $20.0 million per loan. During the year ended December 31, 2003, the Company originated for sale $1.62 billion and sold $1.73 billion of fixed-rate multi-family loans in the secondary market to Fannie Mae with servicing retained by the Company. Under the terms of the sales program, the Company retains a portion of the associated credit risk. The Company has a 100% first loss position on each multi-family residential loan sold to Fannie Mae under such program until the earlier of (i) the aggregate losses on the multi-family residential loans sold to Fannie Mae reaching the maximum loss exposure for the portfolio as a whole or (ii) until all of the loans sold to Fannie Mae under this program are fully paid off. The maximum loss exposure is available to satisfy any losses on loans sold in the program subject to the foregoing limitations. Substantially all the loans sold to Fannie Mae under this program are newly originated using the Company’s underwriting guidelines. At December 31, 2003, the Company serviced $3.46 billion of loans sold to Fannie Mae pursuant to this program with a maximum potential loss exposure of $130.9 million.

      The maximum loss exposure of the associated credit risk related to the loans sold to Fannie Mae under this program is calculated pursuant to a review of each loan sold to Fannie Mae. A risk level is assigned to each such loan based upon the loan product, debt service coverage ratio and loan to value ratio of the loan. Each risk level has a corresponding sizing factor which, when applied to the original principal balance of the loan sold, equates to a recourse balance for the loan. The sizing factors are periodically reviewed by Fannie Mae based upon its ongoing review of loan performance and are subject to adjustment. The recourse balances for each of the loans are aggregated to create a maximum loss exposure for the entire portfolio at any given point in time. The Company’s maximum loss exposure for the entire portfolio of sold loans is periodically reviewed and, based upon factors such as amount, size, types of loans and loan performance, may be adjusted downward. Fannie Mae is restricted from increasing the maximum exposure on loans previously sold to it under this program as long as (i) the total borrower concentration (i.e., the total amount of loans extended to a particular borrower or a group of related borrowers) as applied to all mortgage loans delivered to Fannie Mae since the sales program began does not exceed 10% of the aggregate loans sold to Fannie Mae under the program and (ii) the average principal balance per loan of all mortgage loans delivered to Fannie Mae since the sales program began continues to be $4.0 million or less.

      Although all of the loans serviced for Fannie Mae (both loans originated for sale and loans sold from portfolio) are currently fully performing, the Company has established a liability related to the fair value of the retained credit exposure. This liability represents the amount that the Company would have to pay a third party to assume the retained recourse obligation. The estimated liability represents the present value of the estimated losses that the portfolio is projected to incur based upon an industry based default curve with a range of estimated losses. At December 31, 2003 the Company had a $7.2 million liability related to the fair value of the retained credit exposure for loans sold to Fannie Mae.

      As a result of retaining servicing on $3.58 billion of loans sold to Fannie Mae, which include both loans originated for sale and loans sold from portfolio, the Company had a $7.8 million servicing asset at December 31, 2003.

      At December 31, 2003, 2002 and 2001, the Company was servicing loans on behalf of others, which are not included in the consolidated financial statements of $3.65 billion, $2.35 billion and $1.19 billion, respectively. The right to service loans for others is generally obtained by the sale of loans with servicing retained.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of changes in loan servicing assets, which is included in other assets, is summarized as follows:

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,

(In Thousands)	2003	2002	2001

Balance at beginning of period	$6,445	$4,273	$1,961
Capitalized servicing asset	7,307	5,544	3,047
Reduction of servicing asset	(5,980)	(3,372)	(735)

Balance at end of period	$7,772	$6,445	$4,273

Fannie Mae DUS Program

      During the third quarter of 2003, the Company announced that ICM Capital, L.L.C. (“ICM Capital”), a newly formed subsidiary of the Bank, was approved as a Delegated Underwriting and Servicing (“DUS”) mortgage lender by Fannie Mae. Under the Fannie Mae DUS program, ICM Capital will underwrite, fund and sell mortgages on multi-family residential properties to Fannie Mae, with servicing retained. Participation in the DUS program requires ICM Capital to share the risk of loan losses with Fannie Mae with one-third of all losses assumed by ICM Capital with the remaining two-thirds of all losses being assumed by Fannie Mae. There were no loans originated under this DUS program during the year ended December 31, 2003 and ICM Capital did not effect the Company’s statement of condition or results of operations for the year ended December 31, 2003.

      The Bank has a two-thirds ownership interest in ICM Capital and Meridian Company, LLC (“Meridian Company”), a Delaware limited liability company, has a one-third ownership interest. ICM Capital is an integral part of the expansion of the Company’s multi-family lending activities along the East Coast and its operations will be coordinated with those of Meridian Capital Group, LLC (“Meridian Capital”). Meridian Capital is 65% owned by Meridian Capital Funding, Inc. (“Meridian Funding”), a New York-based mortgage brokerage firm, with the remaining 35% minority equity investment held by the Company. Meridian Funding and Meridian Company have the same principal owners (see Note 21).

Single-Family Loan Sale Program

      Over the past few years, the Company has de-emphasized the origination for portfolio of single-family residential mortgage loans in favor of higher yielding loan products. In November 2001, the Company entered into a private label program for the origination of single-family residential mortgage loans through its branch network under a mortgage origination assistance agreement with Cendant Mortgage Corporation, doing business as PHH Mortgage Services (“Cendant”). Under this program, the Company utilizes Cendant’s mortgage loan origination platforms (including telephone and Internet platforms) to originate loans that close in the Company’s name. The Company funds the loans directly, and, under a separate loan and servicing rights purchase and sale agreement, sells the loans and related servicing to Cendant on a non-recourse basis at agreed upon pricing. During the year ended December 31, 2003, the Company originated for sale $172.5 million and sold $174.2 million of single-family residential mortgage loans through the program. In the future, the Company may continue to originate certain adjustable and fixed-rate residential mortgage loans for portfolio retention, but at significantly reduced levels.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of mortgage-banking activity income is as follows for the periods indicated:

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,

(In Thousands)	2003	2002	2001

Origination fees	$9,046	$8,121	$3,146
Servicing fees	3,609	1,465	773
Gain on sales	18,396	7,545	5,679
Change in fair value of loan commitments	3,261	1,133	—
Change in fair value of forward loan sale agreements	(3,261)	(1,133)	—
Amortization of loan servicing asset	(5,644)	(3,372)	(735)

Total mortgage-banking activity income	$25,407	$13,759	$8,863

      Mortgage loan commitments to borrowers related to loans originated for sale are considered a derivative instrument under SFAS No. 149. In addition, forward loan sale agreements with Fannie Mae and Cendant also meet the definition of a derivative instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) (see Note 19).

6.	Loans Receivable, Net

      Loans are summarized as follows:

	December 31,	December 31,

(In Thousands)	2003	2002

Mortgage loans:
Single-family residential and cooperative apartment	$284,367	$556,279
Multi-family residential	2,821,706	2,436,666
Commercial real estate	1,612,711	1,312,760

Total principal balance – mortgage loans	4,718,784	4,305,705
Less net deferred fees	4,396	7,665

Total mortgage loans	4,714,388	4,298,040
Commercial business loans, net of deferred fees	606,204	598,267
Other loans:
Mortgage warehouse lines of credit	527,254	692,434
Home equity loans and lines of credit	296,986	201,952
Consumer and other loans	27,538	26,971

Total principal balance – other loans	851,778	921,357
Less unearned discounts and deferred fees	139	291

Total other loans	851,639	921,066
Total loans receivable	6,172,231	5,817,373

Less allowance for loan losses	79,503	80,547

Loans receivable, net	$6,092,728	$5,736,826

      The loan portfolio is concentrated primarily in loans secured by real estate located in the New York metropolitan area. The real estate loan portfolio is diversified in terms of risk and repayment sources. The

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

underlying collateral consists of multi-family residential apartment buildings, single-family residential properties and owner occupied/non-owner occupied commercial properties. The risks inherent in these portfolios are dependent not only upon regional and general economic stability, which affects property values, but also the financial condition and creditworthiness of the borrowers.

      To minimize the risk inherent in the real estate portfolio, the Company utilizes standard underwriting procedures and diversifies the type and geographic locations of loan collateral. Multi-family residential mortgage loans generally range in size from $0.5 million to $4.0 million and include loans on various types and geographically diverse apartment complexes located in the New York City metropolitan area. Multi-family residential mortgages are dependent largely on sufficient rental income to cover operating expenses and may be affected by government regulation, such as rent control regulations, which could impact the future cash flows of the property. Most multi-family loans do not fully amortize; therefore, the principal balance outstanding is not significantly reduced prior to contractual maturity. The residential mortgage portfolio is comprised primarily of first mortgage loans on owner occupied one-to-four family residences located in the Company’s primary market area. The commercial real estate portfolio contains loans secured by commercial and industrial properties, professional office buildings and small shopping centers. Commercial business loans consist primarily of loans to small- and medium-size businesses and are generally secured by real estate, receivables, inventory, equipment and machinery and are further enhanced by the personal guarantees of the principals of the borrower. The commercial real estate and commercial business loan portfolios do not contain any shared national credit loans. Mortgage warehouse lines of credit are revolving lines of credit to small-and medium-sized mortgage-banking companies. The lines are drawn to fund the origination of mortgages, primarily one-to-four family loans. Consumer loans consist primarily of home equity loans and lines of credit which are secured by the underlying equity in the borrower’s primary or secondary residence.

      Real estate underwriting standards include various limits on the loan-to-value ratios based on the type of property, and the Company considers among other things, the creditworthiness of the borrower, the location of the real estate, the condition and value of the security property, the quality of the organization managing the property and the viability of the project including occupancy rates, tenants and lease terms. Additionally, the underwriting standards require appraisals and periodic inspections of the properties as well as ongoing monitoring of operating results.

      During the third quarter of 2003, the Company announced the expansion of its commercial real estate lending activities to the Baltimore-Washington and the Boca Raton, Florida markets. The Company expects the loans to be referred primarily by Meridian Capital, which already has an established presence in these market areas. During 2003, the Company originated for portfolio $35.1 million and originated for sale $113.8 million of loans in the Baltimore-Washington market. The Company also originated for portfolio retention $33.2 million of loans secured by properties in the Florida market. The Company will review this expansion program periodically and establish and adjust its targets based on market acceptance, credit performance, profitability and other relevant factors. At December 31, 2003, the Company’s exposure to the Baltimore-Washington market area consisted primarily of $89.0 million of mortgage warehouse lines of credit, $6.4 million of commercial real estate loans and $25.6 million of multi-family residential loans. The Company’s exposure to the Florida market consisted primarily of $14.4 million of commercial real estate loans and $19.2 million of multi-family residential loans at December 31, 2003.

      In November 2003, the Bank acquired certain mortgage warehouse lines of credit from The Provident Bank. The acquisition increased the warehouse line of credit portfolio by approximately $207 million in lines with $76.3 million in outstanding advances at the time of acquisition.

      At December 31, 2003, 2002 and 2001, included in mortgage loans on real estate were $23.5 million, $18.4 million and $31.4 million, respectively, of non-performing loans. If interest on the non-accrual mortgage loans had been accrued, such income would have approximated $0.6 million, $0.6 million and $0.7 million for the years ended December 31, 2003 and 2002, and nine months ended December 31, 2001, respectively.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003, 2002 and 2001, included in commercial business and other loans were $13.1 million, $23.2 million and $14.7 million, respectively, of non-performing loans. If interest on the non-accrual commercial business and other loans had been accrued, such income would have approximated $0.5 million, $0.7 million and $0.4 million for the years ended December 31, 2003 and 2002, and the nine months ended December 31, 2001, respectively.

      The Company considers a loan impaired when, based upon current information and events, it is probable that it will be unable to collect all amounts due for both principal and interest, according to the contractual terms of the loan agreement. The Company’s evaluation of impaired loans includes a review of non-accrual commercial business, commercial real estate and multi-family residential loans as well as a review of other performing loans that may meet the definition of loan impairment. As permitted, all homogenous smaller balance consumer and residential mortgage loans are excluded from individual review for impairment. Impaired loans totaled $30.5 million, $39.9 million and $27.0 million at December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, $30.5 million of impaired loans had an associated allowance of $1.4 million. Impaired loans averaged approximately $35.2 million and $33.4 million during the years ended December 31, 2003 and 2002, respectively. Interest income on impaired loans is recognized on a cash basis. Interest income recorded on impaired loans was $0.8 million, $1.5 million and $0.8 million during the years ended December 31, 2003, 2002, and the nine months ended December 31, 2001, respectively.

7.	Allowance for Loan Losses

      A summary of the changes in the allowance for loan losses is as follows:

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
(In Thousands)	2003	2002	2001

Allowance at beginning of period	$80,547	$78,239	$71,716
Provision charged to operations	3,500	8,000	7,875
Net charge-offs	(4,544)	(5,692)	(1,352)

Allowance at end of period	$79,503	$80,547	$78,239

      The Company’s loan portfolio is primarily comprised of secured loans made to individuals and businesses located in the New York City metropolitan area.

8.	Premises, Furniture and Equipment

      A summary of premises, furniture and equipment is as follows:

	December 31,	December 31,
(In Thousands)	2003	2002

Land	$8,094	$6,319
Buildings and improvements	77,638	71,272
Leasehold improvements	21,859	14,715
Furniture and equipment	68,518	78,064

	176,109	170,370
Less accumulated depreciation and amortization	74,726	84,975

Total premises, furniture and equipment	$101,383	$85,395

      Depreciation and amortization expense amounted to $11.6 million, $11.5 million and $9.0 million for the years ended December 31, 2003, 2002, and the nine months ended December 31, 2001, respectively.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Goodwill and Identifiable Intangible Assets

      Effective April 1, 2001, the Company adopted SFAS No. 142, which resulted in discontinuing the amortization of goodwill. Under SFAS No. 142, goodwill is instead carried at its book value as of April 1, 2001 and any future impairment of goodwill will be recognized as non-interest expense in the period of impairment. However, under SFAS No. 142, identifiable intangible assets (such as core deposit premiums) with identifiable lives will continue to be amortized. Core deposit intangibles held by the Company are amortized on a straight-line basis over seven years.

      The Company’s goodwill was $185.2 million at December 31, 2003 and 2002. The Company did not recognize an impairment loss as a result of its most recent annual impairment test effective October 1, 2003. In accordance with SFAS No. 142, the Company tests the value of its goodwill at least annually.

      The following table sets forth the Company’s identifiable intangible assets at the dates indicated:

	At December 31, 2003			At December 31, 2002

	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(Dollars in Thousands)	Amount	Amortization	Amount	Amount	Amortization	Amount

Amortized intangible assets:
Deposit intangibles	$47,559	$47,369	$190	$47,559	$45,513	$2,046
Other intangibles	—	—	—	800	800	—

Total	$47,559	$47,369	$190	$48,359	$46,313	$2,046

      The following sets forth the estimated amortization expense for the years ended December 31:

2004	$190
2005	$—

      Amortization expense related to identifiable intangible assets was $1.9 million, $7.0 million and $5.8 million for the years ended December 31, 2003 and 2002 and the nine months ended December 31, 2001, respectively.

10.	Other Assets

      A summary of other assets is as follows:

	December 31,	December 31,
(In Thousands)	2003	2002

FHLB stock	$135,815	$101,578
Net deferred tax asset	55,735	69,161
Loan servicing assets	7,772	6,445
Equity investment in mortgage brokerage firm	23,931	20,431
Prepaid expenses	17,892	14,854
Other real estate	15	7
Accounts receivable	9,810	4,183
Other	16,679	15,583

Total other assets	$267,649	$232,242

      The Bank is a member of the Federal Home Loan Bank (“FHLB”) of New York, and owns FHLB stock with a carrying value of $135.8 million and $101.6 million at December 31, 2003 and 2002, respectively. As a

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

member, the Bank is able to borrow on a secured basis up to twenty times the amount of its capital stock investment at either fixed or variable interest rates for terms ranging from overnight to fifteen years (see Note 12). The borrowings are limited to 30% of total assets except for borrowings to fund deposit outflows.

      In furtherance of its business strategy regarding commercial real estate and multi-family loan originations and sales, the Company has a 35% minority equity investment in Meridian Capital, which is 65% owned by Meridian Funding, a New York-based mortgage brokerage firm primarily engaged in the origination of commercial real estate and multi-family residential mortgage loans.

      Prepaid expenses include $10.1 million of prepaid pension costs. At the end of the fourth quarter of 2002, the Company made a cash contribution of approximately $10.0 million to restore the Company’s pension plan to fully funded status. The contribution did not reduce 2002 earnings.

11.	Deposits

      The amounts due to depositors and the weighted average interest rates at December 31, 2003 and December 31, 2002 are as follows:

	December 31, 2003		December 31, 2002

		Weighted		Weighted
	Deposit	Average	Deposit	Average
(Dollars in Thousands)	Liability	Rate	Liability	Rate

Savings	$1,613,161	0.33%	$1,574,531	0.75%
Money market	401,024	1.29	192,647	0.75
AMA	475,647	0.79	495,849	1.32
Interest-bearing demand	694,102	0.83	493,997	0.79
Non-interest-bearing demand	741,261	—	593,784	—

Total core deposits	3,925,195	0.63	3,350,808	0.86
Certificates of deposit	1,378,902	2.11	1,589,252	2.47

Total deposits	$5,304,097	0.93	$4,940,060	1.27

      Scheduled maturities of certificates of deposit are as follows:

	December 31,	December 31,
(In Thousands)	2003	2002

One year	$1,092,832	$1,104,453
Two years	75,674	280,376
Three years	56,154	42,169
Four years	107,554	38,912
Thereafter	46,688	123,342

	$1,378,902	$1,589,252

      Certificates of deposit accounts in denominations of $100,000 or more totaled approximately $281.4 million and $315.4 million at December 31, 2003 and December 31, 2002, respectively.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Borrowings

      A summary of borrowings is as follows:

	December 31,	December 31,
(In Thousands)	2003	2002

FHLB advances	$1,051,300	$1,226,550
Repurchase agreements	1,865,000	705,000

Total borrowings	$2,916,300	$1,931,550

      Advances from the FHLB are made at fixed rates with remaining maturities between less than one year and nine years, summarized as follows:

	December 31,	December 31,
(In Thousands)	2003	2002

One year or less	$226,300	$425,250
Over one year through five years	450,000	426,300
Over five years through nine years (1)	375,000	375,000

	$1,051,300	$1,226,550

(1)	Although the contractual maturities of these borrowings are between five and nine years, the FHLB has the right to call these advances beginning in the third year after the advance was made. Such advances callable by the FHLB total $200.0 million in 2004, $125.0 million in 2006 and $50.0 million in 2007.

     Advances from the FHLB are collateralized by all FHLB stock owned by the Bank in addition to a blanket pledge of eligible assets in an amount required to be maintained so that the estimated fair value of such eligible assets exceeds, at all times, 110% of the outstanding advances (see Note 10).

      The average balance of FHLB advances was $1.14 billion with an average cost of 4.1% for the year ended December 31, 2003. The maximum amount outstanding at any month end during the year ended December 31, 2003 was $1.28 billion. The average balance of FHLB advances during the year ended December 31, 2002 was $1.22 billion with an average cost of 4.6%. The maximum amount outstanding at any month end during the year ended December 31, 2002 was $1.28 billion. At December 31, 2003, the Company had the ability to borrow from the FHLB an additional $266.1 million on a secured basis, utilizing mortgage-related loans and securities as collateral.

      The Company enters into sales of securities under agreements to repurchase. These agreements are recorded as financing transactions, and the obligation to repurchase is reflected as a liability in the consolidated statements of financial condition. The securities underlying the agreements are delivered to the dealer with whom each transaction is executed. The dealers, who may sell, loan or otherwise dispose of such securities to other parties in the normal course of their operations, agree to resell to the Company substantially the same securities at the maturities of the agreements. The Company retains the right of substitution of collateral throughout the terms of the agreements.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Repurchase agreements are made at either fixed or variable rates with remaining maturities between less than one year and nine years, summarized as follows:

	December 31,	December 31,
	2003	2002
(In Thousands)

One year or less	$875,000	$65,000
Over one year through five years	450,000	100,000
Over five years through nine years	540,000	540,000

	$1,865,000	$705,000

      At December 31, 2003, all of the outstanding repurchase agreements were secured by collateralized mortgage obligations or U.S. Government and agency securities. The average balance of repurchase agreements during the year ended December 31, 2003 was $1.13 billion with an average cost of 3.9%. The maximum amount outstanding at any month end during the year ended December 31, 2003 was $1.87 billion. The average balance of repurchase agreements during the year ended December 31, 2002 was $679.1 million with an average cost of 5.5%. The maximum amount outstanding at any month end during the year ended December 31, 2002 was $705.0 million.

13.	Subordinated Notes

      On June 20, 2003, the Bank issued $150.0 million aggregate principal amount of 3.5% Fixed Rate/ Floating Rate Subordinated Notes Due 2013 (“Notes”). The Notes bear interest at a fixed rate of 3.5% per annum for the first five years, and convert to a floating rate thereafter until maturity based on the US Dollar three-month LIBOR plus 2.06%. Beginning on June 20, 2008 the Bank has the right to redeem the Notes at par plus accrued interest. The net proceeds of $148.4 million were used for general corporate purposes. The average balance of Notes was $79.3 million with an average cost of 3.82% during the year ended December 31, 2003. The Notes qualify as Tier 2 capital of the Bank under the capital guidelines of the FDIC.

14.	Company-Obligated Mandatorily Redeemable Cumulative Trust Preferred Securities

      On June 30, 1997, $11.5 million of 9.5% Cumulative Trust Preferred Securities (the “Trust Preferred Securities”) were issued by BNB Capital Trust (the “Trust”), a Delaware statutory business trust formed by Broad National Bancorporation (“Broad”). The net proceeds from the issuance were invested in Broad in exchange for its junior subordinated debentures. The sole asset of the Trust, the obligor on the Trust Preferred Securities, was $11.9 million principal amount of 9.5% Junior Subordinated Debentures (the “Junior Subordinated Debentures”) due June 30, 2027. Broad entered into several contractual arrangements (which the Company assumed as part of the Broad acquisition) for the purpose of guaranteeing the Trust’s payment of distributions on, payments on any redemptions of, and any liquidation distribution with respect to, the Trust Preferred Securities. As a result of the Broad acquisition, all the assets, liabilities and obligations of Broad with respect to such securities became assets, liabilities and obligations of the Company.

      Cash distributions on both the Trust Preferred Securities and the Junior Subordinated Debentures were payable quarterly in arrears on the last day of March, June, September and December of each year.

      The Trust Preferred Securities were subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at stated maturity or, at the option of the Company, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the Trust Preferred Securities, or a change in the law such that the Trust would be considered an investment company and (ii) in whole or in part at any time on or after June 30, 2002 contemporaneously with the optional redemption by the Company of the Junior Subordinated Debentures in whole or in part. The Junior Subordinated Debentures were redeemable prior to maturity at the option of the Company (i) on or

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

after June 30, 2002, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the Trust Preferred Securities, or a change in law such that the Trust would be considered an investment company.

      As a result of favorable market conditions during fiscal 2001, the Company purchased $0.4 million of the Trust Preferred Securities through an open market transaction. In accordance with the terms of the trust indenture, the Trust redeemed all of its outstanding Trust Preferred Securities of $11.5 million, at $10.00 per share, effective June 30, 2002. The redemption was effected due to the high interest rate paid on the Trust Preferred Securities in relation to the then current interest rate environment.

15.	Earnings Per Share

      EPS is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS is computed using the same method as basic EPS, but reflects the potential dilution of common stock equivalents. Shares of common stock held by the ESOP that have not been allocated to participants’ accounts or are not committed to be released for allocation and unvested Recognition Plan shares are not considered to be outstanding for the calculation of basic EPS. However, a portion of such shares is considered in the calculation of diluted EPS as common stock equivalents of basic EPS. Diluted EPS also reflects the potential dilution that would occur if stock options were exercised and converted into common stock. The dilutive effect of unexercised stock options is calculated using the treasury stock method.

      The following table is a reconciliation of basic and diluted weighted-average common shares outstanding for the periods indicated.

	For the Year	For the Year	For the Nine	For the Twelve
	Ended	Ended	Months Ended	Months Ended
	December 31,	December 31,	December 31,	December 31,
(In Thousands, Except Per Share Amounts)	2003	2002	2001	2001

Numerator:
Net income	$136,970	$122,402	$69,638	$86,065

Denominator:
Weighted average number of common shares outstanding — basic	49,993	51,703	52,558	52,612
Weighted average number of common stock equivalents (restricted stock and options)	2,650	2,854	2,120	1,853

Weighted average number of common shares and common stock equivalents — diluted	52,643	54,557	54,678	54,465

Basic earning per share	$2.74	$2.37	$1.33	$1.64

Diluted earnings per share	$2.60	$2.24	$1.27	$1.58

      At December 31, 2003 and December 31, 2002, there were 48,913 and 875,693 shares, respectively, that could potentially dilute EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive. For additional disclosures regarding outstanding stock options and the Recognition Plan shares, see Note 17.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Benefit Plans

Pension Plan

      The Company has a noncontributory defined benefit pension plan (the “Pension Plan”) covering substantially all of its full-time employees and certain part-time employees who qualify. Employees first hired on or after August 1, 2000 are not eligible to participate in the Pension Plan. The Company makes annual contributions to the Pension Plan equal to the amount necessary to satisfy the funding requirements of the Employee Retirement Income Security Act (ERISA).

      The Company also has a Supplemental Executive Retirement Plan (the “Supplemental Plan”). The Supplemental Plan is a nonqualified, unfunded plan of deferred compensation covering those senior officers of the Company whose benefits under the Pension Plan would be limited by Sections 415 and 401(a)(17) of the Internal Revenue Code of 1986, as amended.

      The following table sets forth the Pension Plan’s and the Supplemental Plan’s (collectively, the “Plan”) aggregate change in the projected benefit obligation:

	Year Ended	Year Ended
	December 31,	December 31,
(In Thousands)	2003	2002

Projected benefit obligation at beginning of year	$46,551	$39,017
Service cost	1,420	1,238
Interest cost	2,971	2,847
Actuarial loss	1,045	5,600
Plan amendments	—	18
Benefits paid	(2,156)	(2,169)

Projected benefit obligation at end of year	$49,831	$46,551

      The following table sets forth the aggregate change in Plan assets using a January 1, measurement date:

	December 31,	December 31,
	2003	2002
(In Thousands)

Fair value of Plan assets at beginning of year	$43,569	$40,541
Actual return on Plan assets	8,965	(5,044)
Employer contributions	266	10,242
Benefits paid	(2,156)	(2,170)

Fair value of Plan assets at end of year	$50,644	$43,569

Funded status	$813	$(2,982)
Unrecognized net asset	(405)	(608)
Unrecognized prior service cost	(4,541)	(5,631)
Unrecognized actuarial loss	11,689	17,657

Prepaid pension cost at December 31, 2003 and 2002	$7,556	$8,436

      The accumulated benefit obligation for the Plan was $48.4 million and $45.5 million at December 31, 2003 and 2002, respectively.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the amounts recognized in the statement of financial condition:

	At	At
	December 31,	December 31,
	2003	2002
(In Thousands)

Prepaid pension cost	$10,087	$11,106
Accrued pension cost	(2,531)	(2,670)

Net prepaid pension cost	$7,556	$8,436

      Net pension benefit of the Plan included the following components:

	Year Ended	Year Ended	Nine Months Ended
	December 31,	December 31,	December 31,
(In Thousands)	2003	2002	2001

Service cost-benefits earned during the period	$1,420	$1,238	$1,059
Interest cost on projected benefit obligation	2,972	2,847	2,618
Expected return on Plan assets	(3,415)	(3,219)	(4,067)
Amortization of net asset	(203)	(203)	(203)
Amortization of prior service cost	(1,090)	(1,090)	(1,098)
Recognized net actuarial loss (gain)	1,462	279	(95)

Net pension expense (benefit) for the years ended December 31, 2003, 2002 and 2001	1,146	(148)	(1,786)
Net adjustment	(37)	(102)	147

Net pension expense (benefit)	$1,109	$(250)	$(1,639)

	2003	2002	2001
Weighted Average Assumptions as of December 31:

Discount rate	6.375%	6.50%	7.25%
Rate of compensation increase	3.50%	4.00%	4.00%
Expected long-term return on Plan assets	8.00%	8.00%	9.00%

      The Bank amended the Plan to adopt the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Effective January 1, 2002 EGTRRA increased the maximum compensation for pension plan purposes to $200,000.

      Typically, the long-term rate of return on Plan assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan’s actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5-9% and 2-6%, respectively. Additionally, the long-term inflation rate is projected to be 2.5%. When these overall return expectations are applied to the Plan’s target allocation, the result is an expected rate of return of 8% to 10%.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the Company’s pension plan weighted-average asset allocations and the target allocation for 2004, by asset category:

	Target
	Allocation	December 31,	December 31,

Asset Category:	2004	2003	2002

Equity investments	60.0%	62.0%	45.7%
Fixed income investments	40.0	38.0	31.1
Other	—	—	23.2

Total	100.0%	100.0%	100.0%

      The Company has a Benefits Committee, which is responsible for managing the investment process of the Pension Plan with regard to preserving principal while providing reasonable returns.

      The Investment Policy for the Pension Plan permits investments in mutual funds, other pooled asset portfolios and cash reserves. Investments are diversified among asset classes with the intent to minimize the risk of large losses to the Plan. The asset allocation represents a long-term perspective, and as such, rapid unanticipated market shifts or changes in economic conditions may cause the asset mix to temporarily fall outside of the policy target range.

      The asset classes include equity investments (both domestic and non-U.S.), and fixed income investments (both domestic and non-U.S.) consisting of investment grade, high yield and emerging debt securities.

Postretirement Benefits

      The Company currently provides certain health care and life insurance benefits to eligible retired employees and their spouses. The coverage provided depends upon the employee’s date of retirement and years of service with the Company. The Company’s plan for its postretirement benefit obligation is unfunded. Effective April 1, 1995, the Company adopted SFAS No. 106 “Employer’s Accounting for Postretirement Benefits Other Than Pensions” (“SFAS No. 106”). In accordance with SFAS No. 106, the Company elected to recognize the cumulative effect of this change in accounting principle over future accounting periods. The Company uses a January 1, measurement date for its postretirement benefits.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Status of the postretirement benefit obligation is as follows:

	December 31,	December 31,
(In Thousands)	2003	2002

Benefit obligation at beginning of year	$16,509	$24,727
Service cost	523	438
Interest cost	1,197	991
Actuarial loss (gain)	4,338	(5,954)
Benefits paid	(916)	(971)
Plan amendments	—	(2,722)

Benefit obligation at end of year	$21,651	$16,509

Funded status	$(21,651)	$(16,509)
Unrecognized transition obligation being recognized over 20 years	640	698
Unrecognized net loss due to past experience difference from assumptions made	9,623	5,870

Accrued postretirement benefit cost at December 31, 2003 and 2002	(11,388)	(9,941)
Net adjustment	(61)	(394)

Accrued postretirement benefit cost	$(11,327)	$(10,335)

      Net postretirement benefit cost included the following components:

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
(In Thousands)	2003	2002	2001

Service cost-benefits earned during the period	$523	$438	$906
Interest cost on accumulated postretirement benefit obligation	1,197	991	1,573
Amortization of net obligation	58	58	268
Amortization of unrecognized loss	585	185	799

Postretirement benefit cost-plan years ended December 31, 2003, 2002 and 2001	2,363	1,672	3,546
Net adjustment	—	—	(496)

Net postretirement benefit cost	$2,363	$1,672	$3,050

      At December 31, 2003, 2002 and 2001, discount rates of 6.375%, 6.50% and 7.25%, respectively, were used.

      The following table sets forth the amounts recognized in the Consolidated Statements of Financial Condition:

	At	At
	December 31,	December 31,
(In Thousands)	2003	2002

Accrued postretirement costs	$11,327	$10,335

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the assumed health care cost trend rates:

	December 31,	December 31,
	2003	2002

Health care cost trend rate assumed for next year	10.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the “ultimate trend rate”)	3.75%	4.50%
Year that the rate reaches the ultimate trend rate	2010	2008

      The health care cost trend rate assumption has a significant effect on the amounts reported. A 1.0% change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease

Effect in total service and interest cost	$315	$(247)
Effect in postretirement benefit obligation	2,858	(2,331)

401(k) Plan

      The Company also sponsors an incentive savings plan (“401(k) Plan”) whereby eligible employees may make tax deferred contributions up to certain limits. The Company makes matching contributions up to the lesser of 6% of employee compensation, or $3,000. Beginning in fiscal 1999, the matching contribution for full-time employees is in the form of shares held in the ESOP while the contribution for part-time employees remained a cash contribution. However, beginning January 1, 2001, the matching contribution for all employees, full- and part-time, is in the form of shares held in the ESOP. The Company may reduce or cease matching contributions if it is determined that the current or accumulated net earnings or undivided profits of the Company are insufficient to pay the full amount of contributions in a plan year.

Employee Stock Ownership Plan

      The Company established the ESOP for full-time employees in March 1998 in connection with the Conversion. To fund the purchase in the open market of 5,632,870 shares of the Company’s common stock, the ESOP borrowed funds from the Company. The collateral for the loan is the common stock of the Company purchased by the ESOP. The loan to the ESOP is being repaid principally from the Bank’s contributions to the ESOP over a period of 20 years. Dividends paid by the Company on shares owned by the ESOP are also utilized to repay the debt. The Bank contributed $6.7 million and $7.6 million to the ESOP during the years ended December 31, 2003 and 2002, respectively. Dividends paid on ESOP shares, which reduced the Bank’s contribution to the ESOP and were utilized to repay the ESOP loan, totaled $3.6 million and $2.7 million for the years ended December 31, 2003 and 2002, respectively. The loan from the Company had an outstanding principal balance of $84.0 million and $87.0 million at December 31, 2003 and 2002, respectively.

      Shares held by the ESOP are held by an independent trustee for allocation among participants as the loan is repaid. The number of shares released annually is based upon the ratio that the current principal and interest payment bears to the original principal and interest payments to be made. ESOP participants become 100% vested in the ESOP after three years of service. Shares allocated are first used to satisfy the employer matching contribution for the 401(k) Plan with the remaining shares allocated to the ESOP participants based upon includable compensation in the year of allocation. Forfeitures from the 401(k) Plan match portions are used to reduce the employer 401(k) Plan match while forfeitures from shares allocated to the ESOP participants are allocated among the participants. There were 281,644 shares allocated in each of the years ended December 31, 2003 and December 31, 2002. At December 31, 2003 there were 1,415,771 shares allocated, 3,943,009 shares unallocated and 274,090 shares that had been distributed to participants in

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

connection with their withdrawal from the ESOP. At December 31, 2003, the 3,943,009 unallocated shares had a fair value of $141.8 million.

      The Company recorded compensation expense of $7.8 million, $7.3 million and $4.2 million for the year ended December 31, 2003, the year ended December 31, 2002 and the nine months ended December 31, 2001, respectively, which was equal to the shares committed to be released by the ESOP multiplied by the average fair value of the common stock during the period in which they were released.

17.	Stock Benefit Plans

Recognition Plan

      The Recognition Plan was implemented in September 1998, was approved by stockholders in September 1998, and may make restricted stock awards in an aggregate amount up to 2,816,435 shares (4% of the shares of common stock sold in the Conversion excluding shares contributed to the Foundation). The objective of the Recognition Plan is to enable the Company to provide officers, key employees and non-employee directors of the Company with a proprietary interest in the Company as an incentive to contribute to its success. During the year ended March 31, 1999, the Recognition Plan purchased all 2,816,435 shares in open market transactions. The Recognition Plan provides that awards may be designated as performance share awards, subject to the achievement of performance goals, or non-performance share awards which are subject solely to time vesting requirements. Certain key executive officers have been granted performance-based shares. These shares become earned only if annually established corporate performance targets are achieved. On September 25, 1998, the Committee administering the Recognition Plan issued grants covering 2,188,517 shares of stock of which 844,931 were deemed performance based. These awards were fully vested as of September 30, 2003. The Committee granted 11,000 performance-based shares in the year ended December 31, 2002 and non-performance-based share awards covering 123,522 shares, 91,637 shares and 105,363 shares during the year ended December 31, 2003, the year ended December 31, 2002 and the nine months ended December 31, 2001, respectively.

      The stock awards granted to date generally vest on a straight-line basis over a four or five-year period beginning one year from the date of grant. However, certain stock awards granted during the year ended December 31, 2002 will fully vest on the fourth anniversary of the date of grant. Subject to certain exceptions, awards become 100% vested upon termination of employment due to death, disability or retirement. However, senior officers and non-employee directors of the Company who elect to retire, require the approval of the Board of Directors or the Committee administering the Recognition Plan to accelerate the vesting of these shares. The amounts also become 100% vested upon a change in control of the Company.

      Compensation expense is recognized over the vesting period at the fair market value of the common stock on the date of grant for non-performance share awards. The expense related to performance share awards is recognized over the vesting period at the fair market value on the measurement date(s). The Company recorded compensation expense of $8.8 million, $9.7 million and $7.0 million related to the Recognition Plan for the year ended December 31, 2003, the year ended December 31, 2002 and the nine months ended December 31, 2001, respectively. During the year ended December 31, 2003, the year ended December 31, 2002 and the nine months ended December 31, 2001, the Committee administering the Plan approved the accelerated vesting of awards covering 6,176, 4,400 and 42,247 shares due to the retirement of senior officers, resulting in the recognition of $0.1 million, $0.1 million and $0.7 million of compensation expense, respectively.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the activity in the Company’s Recognition Plan during the periods indicated.

	Year Ended		Year Ended		Nine Months Ended
	December 31, 2003		December 31, 2002		December 31, 2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant		Grant		Grant
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning
of year	747,205	$16.5493	1,147,246	$14.4214	1,523,922	$13.7745
Granted	123,522	31.9458	102,637	28.7284	105,363	19.7091
Vested	(505,206)	14.8673	(500,578)	14.1801	(482,039)	13.5320
Forfeited	(1,750)	13.3125	(2,100)	13.3125	—	—

Outstanding, end of year	363,771	$24.0877	747,205	$16.5493	1,147,246	$14.4214

Stock Option Plans

      The Company accounts for stock-based compensation on awards granted prior to January 1, 2003 using the intrinsic value method. Since each option granted prior to January 1, 2003 had an exercise price equal to the fair market value of one share of the Company’s stock on the date of the grant, no compensation cost at date of grant has been recognized.

      Beginning in 2003, the Company recognizes stock-based compensation expense on options granted in 2003 and in subsequent years in accordance with the fair value-based method of accounting described in SFAS No. 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and is based on certain assumptions including dividend yield, stock volatility, the risk free rate of return, expected term and turnover rate. The fair value of each option is expensed over its vesting period. During the year ended December 31, 2003 there were 235,750 options granted and approximately $153,000 in compensation expense recognized under this statement.

1998 Stock Option Plan

      The 1998 Stock Option Plan (the “Option Plan”) was implemented in September 1998 and was approved by stockholders in September 1998. The Option Plan may grant options covering shares aggregating in total 7,041,088 shares (10% of the shares of common stock sold in the Conversion excluding the shares contributed to the Foundation). Under the Option Plan, stock options (which expire ten years from the date of grant) have been granted to officers, key employees and non-employee directors of the Company. The option exercise price per share was the fair market value of the common stock on the date of grant. Each stock option or portion thereof is exercisable at any time on or after such option vests and is generally exercisable until the earlier to occur of ten years after its date of grant or six months after the date on which the optionee’s employment terminates (three years after termination of service in the case of non-employee directors), unless extended by the Board of Directors to a period not to exceed five years from the date of such termination. Subject to certain exceptions, options become 100% exercisable upon termination of employment due to death, disability or retirement. However, senior officers and non-employee directors of the Company who elect to retire, require the approval of the Board of Directors or the Committee administering the Option Plan to accelerate the vesting of options. Options become 100% vested upon a change in control of the Company.

      On September 25, 1998, the Board of Directors issued options covering 6,103,008 shares of common stock vesting over a five-year period at a rate of 20% per year, beginning one year from date of grant. These

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options were fully vested as of September 30, 2003. During the year ended December 31, 2003, the year ended December 31, 2002 and the nine months ended December 31, 2001 the Board of Directors granted options covering 220,750, 93,000 and 295,500 shares, respectively. During the year ended December 31, 2003, the year ended December 31, 2002 and the nine months ended December 31, 2001, the Committee administering the Plan approved the accelerated vesting of 30,000, 8,000 and 105,617 options due to the retirement of senior officers, resulting in $0.2 million, $0.1 million and $0.6 million of compensation expense, respectively. At December 31, 2003, there were options covering 5,108,171 shares outstanding pursuant to the Option Plan.

2002 Stock Incentive Plan

      The 2002 Stock Incentive Plan (“Stock Incentive Plan”) was approved by stockholders at the May 23, 2002 annual meeting. The Stock Incentive Plan may grant options covering shares aggregating an amount equal to 2,800,000 shares. The Stock Incentive Plan also provides for the ability to issue restricted stock awards which cannot exceed 560,000 shares and which are part of the 2,800,000 shares. Options awarded to date under the Stock Incentive Plan generally vest over a four-year period at a rate of 25% per year and expire ten years from the date of grant. The Board of Directors granted options covering 15,000 and 789,650 shares during the years ended December 31, 2003 and December 31, 2002, respectively. At December 31, 2003, there were 750,887 options and no restricted share awards outstanding related to this plan.

Other Stock Plans

      Broad and Statewide (companies the Company acquired in 1999 and 2000, respectively) maintained several stock option plans for officers, directors and other key employees. Generally, these plans granted options to individuals at a price equivalent to the fair market value of the stock at the date of grant. Options awarded under the plans generally vested over a five-year period and expired ten years from the date of grant. In connection with the Broad and Statewide acquisitions, options which were converted by election of the option holders to options to purchase the Company’s common stock totaled 602,139 and became 100% exercisable at the effective date of the acquisitions. At December 31, 2003, there were 128,784 options outstanding related to these plans.

      The following table compares reported net income and earnings per share to net income and earnings per share on a pro forma basis for the periods indicated, assuming that the Company accounted for stock-based

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation based on the fair value of each option grant as required by SFAS No. 123. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

	Year Ended	Year Ended	Nine Months Ended
	December 31,	December 31,	December 31,
(In Thousands, Except Per Share Data)	2003	2002	2001

Net income:
As reported	$136,970	$122,402	$69,638
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects (1)	5,724	6,176	4,490
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects (1)	(10,599)	(11,424)	(7,585)

Pro forma	$132,095	$117,154	$66,543

Basic earnings per share:
As reported	$2.74	$2.37	$1.33

Pro forma	$2.64	$2.27	$1.27

Diluted earnings per share:
As reported	$2.60	$2.24	$1.27

Pro forma	$2.51	$2.15	$1.22

(1)	Includes costs associated with restricted stock awards granted pursuant to the Recognition Plan and stock option grants awarded under the various stock option plans.

     The following table sets forth stock option activity and the weighted-average fair value of options granted for the periods indicated.

	Year Ended		Year Ended		Nine Months Ended
	December 31, 2003		December 31, 2002		December 31, 2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	6,833,238	$15.6345	6,851,401	$13.5584	6,654,703	$13.2834
Granted	235,750	34.2564	882,650	29.1008	300,500	19.1360
Exercised	(1,040,533)	13.9213	(882,573)	13.0000	(89,802)	11.8767
Forfeited/cancelled	(35,613)	20.5780	(18,240)	14.9298	(14,000)	13.3125

Outstanding, end of year	5,992,842	$16.6352	6,833,238	$15.6345	6,851,401	$13.5584

Options exercisable at year end	4,735,447		4,246,068		3,817,562
Weighted average fair value of options granted during the year		$9.8006		$9.7668		$6.2748

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions for the periods indicated.

Nine Months
	Year Ended	Year Ended	Ended
	December 31, 2003	December 31, 2002	December 31, 2001

Risk free interest rate	2.90% - 3.85%	3.45% - 5.16%	4.19% - 5.33%
Volatility	31.02% - 32.59%	32.33% - 33.55%	26.68% - 39.68%
Expected dividend yield	1.92% - 2.37%	1.40% - 2.19%	1.66% - 1.75%
Expected option life	6 years	6 years	6 years

      The following table is a summary of the information concerning currently outstanding and exercisable options as of December 31, 2003.

		Weighted
		Average		Weighted
		Remaining		Average
		Contractual	Options	Exercise
Range of Exercise Prices	Options Outstanding	Life	Exercisable	Price

$ 0.0000 - $12.0000	238,684	5.0	194,084	$9.8363
$12.0001 - $16.0000	4,119,921	4.5	4,109,781	13.3144
$16.0001 - $24.0000	568,600	7.3	223,000	17.9222
$24.0001 - $30.0000	867,887	8.5	201,582	29.0059
$30.0001 - $37.8400	197,750	9.6	7,000	31.4129

	5,992,842	5.5	4,735,447	$14.0836

18.	Stockholders’ Equity

      On October 25, 2002 the Company announced that its Board of Directors authorized the tenth stock repurchase plan for up to an additional three million shares of the Company’s outstanding common shares. On July 24, 2003 the Company announced that its Board of Directors authorized the eleventh stock repurchase plan for up to three million shares of the Company’s outstanding common shares. The Company completed its tenth stock repurchase plan and commenced its eleventh stock repurchase program on August 26, 2003. Repurchases will be made by the Company from time to time in open-market transactions as, in the opinion of management, market conditions warrant.

      The repurchased shares are held as treasury stock. A portion of such shares was utilized to fund the stock portion of the merger consideration paid in two acquisitions of other financial institutions by the Company in prior years as well as consideration paid in October 2002 to increase the Company’s minority equity investment in Meridian Capital. Treasury shares also are being used to fund the Company’s stock benefit plans, in particular, the Option Plan, the Directors Fee Plan and the Stock Incentive Plan.

      During the year ended December 31, 2003, the Company repurchased 2,765,900 shares of its common stock at a cost of $78.1 million, or $28.15 per share. The Company also issued 992,717 shares of treasury stock in connection with the exercise of options and the payment of directors fees in shares of common stock at a value of $16.2 million. At December 31, 2003, the Company had repurchased a total of 33,512,516 shares pursuant to the eleven repurchase programs at an average cost of $553.9 million and reissued 11,944,481 shares at $174.8 million.

19.	Derivative Financial Instruments

      The Company concurrently adopted the provisions of SFAS No. 133, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No. 133” on January 1, 2001. The Company adopted the provisions of SFAS No. 149 effective July 1, 2003. The Company’s derivative instruments outstanding during the year ended December 31, 2003 included interest rate swap agreements designated as cash flow hedges of variable-rate FHLB borrowings, commitments to fund loans available-for-sale and forward loan sale agreements.

      The Company’s use of derivative financial instruments creates exposure to credit risk. This credit exposure relates to losses that would be recognized if the counterparties fail to perform their obligations under the contracts. To mitigate its exposure to non-performance by the counterparties, the Company deals only with counterparties of good credit standing and establishes counterparty credit limits.

Interest Rate Swap Agreements

      During 2002, the Company entered into $200.0 million of forward starting interest rate swap agreements as part of its interest rate risk management process to change the repricing characteristics of certain variable-rate borrowings. These agreements qualified as cash flow hedges of anticipated interest payments relating to $200.0 million of variable-rate FHLB borrowings that the Company expected to draw down during 2003 to replace existing FHLB borrowings that were maturing during 2003.

      These interest rate swap agreements required the Company to make periodic fixed-rate payments to the swap counterparties, while receiving periodic variable-rate payments indexed to the three month London Inter-Bank Offered Rate (“LIBOR”) from the swap counterparties based on a common notional amount and maturity date. As a result, the net impact of the swaps was to convert the variable interest payments on the $200.0 million FHLB borrowings to fixed interest payments the Company would make to the swap counterparties. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the Company’s exposure through its use of derivatives. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

      During the third quarter of 2003, the $200.0 million of interest rate swap agreements were cancelled as the Company drew down $200.0 million of fixed-rate FHLB borrowings resulting in a loss of $3.5 million. The $3.5 million was paid to the counterparty and is being amortized into interest expense as a yield adjustment over five years, which is the period in which the related interest on the variable rate borrowings effects earnings. The amount of the yield adjustment was $0.3 million during the year ended December 31, 2003. There were no interest rate swap agreements outstanding as of December 31, 2003.

Loan Commitments for Loans Originated for Sale and Forward Loan Sale Agreements

      The Company adopted new accounting requirements relating to SFAS No. 149 which requires that mortgage loan commitments related to loans originated for sale be accounted for as derivative instruments. In accordance with SFAS No. 133 and SFAS No. 149, derivative instruments are recognized in the statement of financial condition at fair value and changes in the fair value thereof are recognized in the statement of operations. The Company originates single-family and multi-family residential loans for sale pursuant to programs with Cendant and Fannie Mae. Under the structure of the programs, at the time the Company initially issues a loan commitment in connection with such programs, it does not lock in a specific interest rate. At the time the interest rate is locked in by the borrower, the Company concurrently enters into a forward loan sale agreement with respect to the sale of such loan at a set price in an effort to manage the interest rate risk inherent in the locked loan commitment. The forward loan sale agreement meets the definition of a derivative instrument under SFAS No. 133. Any change in the fair value of the loan commitment after the borrower locks in the interest rate is substantially offset by the corresponding change in the fair value of the forward loan sale agreement related to such loan. The period from the time the borrower locks in the interest rate to the time the Company funds the loan and sells it to Fannie Mae or Cendant is generally 30 days. The fair value of each instrument will rise or fall in response to changes in market interest rates subsequent to the dates the interest rate locks and forward loan sale agreements are entered into. In the event that interest rates rise after

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company enters into an interest rate lock, the fair value of the loan commitment will decline. However, the fair value of the forward loan sale agreement related to such loan commitment should increase by substantially the same amount, effectively eliminating the Company’s interest rate and price risk.

      At December 31, 2003, the Company had $99.5 million of loan commitments outstanding related to loans being originated for sale. Of such amount, $21.2 million related to loan commitments for which the borrowers had not entered into interest rate locks and $78.2 million which were subject to interest rate locks. At December 31, 2003, the Company had $78.2 million of forward loan sale agreements. The fair market value of the loan commitments with interest rate lock was a gain of $4.4 million and the fair market value of the related forward loan sale agreements was a loss of $4.4 million at December 31, 2003.

20.	Commitments and Contingencies

Off-Balance Sheet Risks

      The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are reflected in the consolidated financial statements when and if proceeds associated with the commitments are disbursed. The exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Management uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments.

      Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit, is based on management’s credit evaluation of the counterparty.

      Standby and commercial letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party, while commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

      The notional principal amount of the off-balance sheet financial instruments at December 31, 2003 and December 31, 2002 are as follows:

	Contract or Amount

(In Thousands)	December 31, 2003	December 31, 2002

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit – mortgage loans	$563,049	$446,759
Commitments to extend credit – commercial business loans	426,883	295,417
Commitments to extend credit – mortgage warehouse lines of credit	952,615	219,125
Commitments to extend credit – other loans	111,736	81,909
Standby letters of credit	28,049	2,692
Commercial letters of credit	363	318

Total	$2,082,695	$1,046,220

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Retained Credit Exposure

      The Company originates and sells multi-family residential mortgage loans in the secondary market to Fannie Mae while retaining servicing. The Company underwrites these loans using its customary underwriting standards, funds the loans, and sells the loans to Fannie Mae at agreed upon pricing. Under the terms of the sales program, the Company retains a portion of the associated credit risk. The Company has a 100% first loss position on each multi-family residential loan sold to Fannie Mae under such program until the earlier of (i) the losses on the multi-family residential loans sold to Fannie Mae reaching the maximum loss exposure for the portfolio as a whole or (ii) until all of the loans sold to Fannie Mae under this program are fully paid off. The maximum loss exposure is available to satisfy any losses on loans sold in the program subject to the foregoing limitations. Substantially all the loans sold to Fannie Mae under this program are newly originated using the Company’s underwriting guidelines. At December 31, 2003, the Company serviced $3.46 billion of loans for Fannie Mae under this program with a maximum potential loss exposure of $130.9 million.

      During 2002, in a separate transaction, the Company sold from portfolio at par $257.6 million of fully performing multi-family loans in exchange for Fannie Mae mortgage-backed securities representing a 100% interest in these loans. Such loans were sold with full recourse with the Company retaining servicing. These loans had an outstanding balance of $123.6 million at December 31, 2003.

      Although all of the loans serviced for Fannie Mae (both loans originated for sale and loans sold from portfolio) are currently fully performing, the Company has recorded a $7.2 million liability related to the fair value of the retained credit exposure. This liability represents the amount that the Company would have to pay a third party to assume the retained recourse obligation. The liability is based upon the present value of the estimated losses that the portfolio is projected to incur based upon an industry based default curve using both low and high severity percentages of loss (see Note 5).

Lease Commitments

      The Company has entered into noncancellable lease agreements with respect to Bank premises. The minimum annual rental commitments under these operating leases, exclusive of taxes and other charges, are summarized as follows:

(In Thousands)	Amount

Year ended December 31:
2004	$10,090
2005	9,999
2006	9,806
2007	8,539
2008 and thereafter	62,444

      The rent expense for the year ended December 31, 2003, the year ended December 31, 2002 and the nine months ended December 31, 2001 was $6.8 million, $4.8 million and $3.3 million, respectively.

Purchase Obligations

      The Company has outstanding purchase obligations as of the year ended December 31, 2003 of $2.2 million. These obligations primarily relate to construction and equipment costs related to our de novo branch expansion program as well as data processing equipment.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Commitments and Contingencies

      In the normal course of business, there are outstanding various legal proceedings, claims, commitments and contingent liabilities. In the opinion of management, the financial position and results of operations of the Company will not be affected materially by the outcome of such legal proceedings and claims.

21.	Related Party Transactions

      The Company is engaged in certain activities with Meridian Capital. Meridian Capital is deemed to be a “related party” of the Company as such term is defined in Statement of Financial Accounting Standards No. 57. Such treatment is triggered due to the Company’s accounting for the investment in Meridian Capital using the equity method. The Company has a 35% minority equity investment in Meridian Capital, which is 65% owned by Meridian Funding, a New York-based mortgage brokerage firm. Meridian Capital refers borrowers seeking financing of their multi-family residential and/or commercial real estate loans to the Company as well as to numerous other financial institutions.

      All loans resulting from referrals from Meridian Capital are underwritten by the Company using its loan underwriting standards and procedures. Meridian Capital receives a fee from the borrower upon the funding of the loans by the Company. The Company generally has not paid any referral fees to Meridian Capital. In the future, the Company may consider paying such fees if it is deemed necessary for competitive reasons.

      The loans originated by the Company resulting from referrals by Meridian Capital account for a significant portion of the Company’s total loan originations. In addition, referrals from Meridian Capital accounted for the substantial majority of the loans originated for sale in 2003. The ability of the Company to continue to originate multi-family residential and commercial real estate loans at the levels experienced in the past may be a function of, among other things, maintaining the Meridian Capital relationship.

      During the third quarter of 2003, the Company announced that ICM Capital, a newly formed subsidiary of the Bank, was approved as a DUS mortgage lender by Fannie Mae. The Bank has a two-thirds ownership interest in ICM Capital and the Meridian Company has a one-third ownership interest. Meridian Funding and Meridian Company have the same principal owners.

      Under the DUS program, ICM Capital will underwrite, fund and sell mortgages on multi-family residential properties to Fannie Mae, with servicing retained. Participation in the DUS program requires ICM Capital to share the risk of loan losses with Fannie Mae with one-third of all losses assumed by ICM Capital and two-thirds of all losses assumed by Fannie Mae. ICM Capital will be an integral part of the expansion of the Company’s multi-family lending activities along the East Coast and will work closely with Meridian Capital. There were no loans originated under this DUS program by ICM Capital during the year ended December 31, 2003.

      The Company has also entered into other transactions with Meridian Capital, Meridian Company, Meridian Funding and several of their executive officers in the normal course of business. Such relationships include depository relationships with the Bank and six residential mortgage loans made in the ordinary course of the Bank’s business.

      Meridian Capital’s stock ownership in the Company amounted to approximately 0.96% of the issued and outstanding shares of the Company’s stock at December 31, 2003.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Income Taxes

      The components of deferred tax assets and liabilities are summarized as follows:

	December 31,	December 31,
(In Thousands)	2003	2002

Deferred tax assets:
Contribution to the Foundation	$—	$16,275
Allowance for loan losses	36,532	37,810
Depreciation	—	1,498
Deferred loan fees	5,473	6,930
Amortization of intangible assets	10,286	10,853
Non-accrual interest	—	1,514
Employee benefits	9,432	1,863
Other	1,769	2,068

Gross deferred tax assets	63,492	78,811

Valuation allowance for contribution to Foundation	—	(5,182)

Deferred tax assets, net of valuation allowance	63,492	73,629

Deferred tax liabilities:
Securities available-for-sale	3,712	4,311
Bad debt recapture under Section 593	—	252
Deferred compensation	151	(95)
Depreciation	3,894	—

Gross deferred tax liabilities	7,757	4,468

Net deferred tax assets	$55,735	$69,161

      The Company has reported taxable income for federal, state and local income tax purposes in each of the past two years and in management’s opinion, in view of the Company’s previous, current and projected future earnings, such net deferred tax asset is expected to be fully realized. The deferred tax asset and the related valuation allowance associated with the non-utilized contribution to the Foundation, were eliminated as the remaining carryover expired unused at December 31, 2003.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Significant components of the provision for income taxes attributable to continuing operations are as follows:

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
(In Thousands)	2003	2002	2001

Current:
Federal	$60,069	$86,421	$14,936
State and local	5,464	8,644	3,054

	65,533	95,065	17,990

Deferred:
Federal	10,291	(19,536)	20,561
State and local	387	(5,944)	2,348

	10,678	(25,480)	22,909

Total	$76,211	$69,585	$40,899

      The table below presents a reconciliation between the reported tax provision and the tax provision computed by applying the statutory Federal income tax rate to income before provision for income taxes:

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
(In Thousands)	2003	2002	2001

Federal income tax provision at statutory rates	$74,613	$67,195	$38,688
Increase (decrease) in tax resulting from:
State and local taxes, net of Federal income tax effect	3,803	1,755	3,511
Other	(2,205)	635	(1,300)

	$76,211	$69,585	$40,899

      At December 31, 2003, the base year bad debt reserve for federal income tax purposes which is subject to recapture as taxable income was approximately $30 million, for which deferred taxes are not required to be recognized. Bad debt reserves maintained for New York State and New York City tax purposes as of December 31, 2003 for which deferred taxes are not required to be recognized, amounted to approximately $133 million. Accordingly, deferred tax liabilities of approximately $21.8 million have not been recognized as of December 31, 2003.

23.	Regulatory Requirements

      As a New York State-chartered stock form savings bank, the deposits of which are insured by the FDIC, the Bank is subject to certain FDIC capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possible discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Based on its regulatory capital ratios at December 31, 2003 and December 31, 2002, the Bank is categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Bank must maintain Tier I leverage, Tier I risk-based and minimum total risk-based ratios as set forth in the following table.

      The Bank’s actual capital amounts and ratios are presented in the tables below as of December 31, 2003 and December 31, 2002:

					To Be Well-
			For Capital		Capitalized
			Adequacy		Under FDIC
	Actual Amounts		Purposes at		Guidelines
	as of 12/31/03		12/31/03		at 12/31/03

(Dollars In Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Tier I Leverage	$722,325	8.14%	$355,026	4.00%	$443,782	5.00%
Tier I Risk-Based	722,325	9.34%	309,291	4.00%	463,937	6.00%
Total Risk-Based	957,839	12.39%	618,582	8.00%	773,228	10.00%

					To Be Well-
			For Capital		Capitalized
			Adequacy		Under FDIC
	Actual Amounts		Purposes at		Guidelines
	as of 12/31/02		12/31/02		at 12/31/02

(Dollars In Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Tier I Leverage	$685,652	8.73%	$314,069	4.00%	$392,586	5.00%
Tier I Risk-Based	685,652	10.14%	270,589	4.00%	405,884	6.00%
Total Risk-Based	771,002	11.40%	541,179	8.00%	676,473	10.00%

24.	Fair Value of Financial Instruments

      SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS No. 107”) requires disclosure of fair value information about financial instruments, whether or not recognized in the statements of financial condition, for which it is practicable to estimate fair value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 requirements exclude certain financial instruments and all nonfinancial instruments from its disclosure requirements. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The book values and estimated fair values of the Company’s financial instruments are summarized as follows:

	December 31, 2003		December 31, 2002

(In Thousands)	Book Value	Fair Value	Book Value	Fair Value

Financial Assets:
Cash and due from banks	$172,028	$172,028	$199,057	$199,057
Securities available-for-sale	2,508,700	2,508,700	1,263,650	1,263,650
Loans available-for-sale	5,922	5,922	114,379	114,379
Mortgage loans on real estate	4,718,784	4,619,810	4,305,705	4,341,291
Commercial business loans	606,204	612,767	598,267	600,945
Mortgage warehouse lines of credit	527,254	527,254	692,434	692,434
Other loans	324,524	321,957	228,923	228,923
Accrued interest receivable	37,046	37,046	36,530	36,530
FHLB stock	135,815	135,815	101,578	101,578
Loan servicing assets	7,772	12,463	6,445	7,039
Financial Liabilities:
Core deposits	3,925,195	3,925,195	3,350,808	3,350,808
Certificates of deposit accounts	1,378,902	1,394,972	1,589,252	1,615,691
Borrowings	2,916,300	3,021,087	1,931,550	2,101,984
Escrow and other deposits	76,260	76,260	34,574	34,574
Subordinated notes	148,429	154,875	—	—
Retained credit exposure	7,159	7,159	4,453	4,453
Interest rate swaps	—	—	(2,935)	(2,935)

      The following methods and assumptions were used by the Company in estimating the fair values of financial instruments:

      The carrying values of cash and due from banks, loans available-for sale, federal funds sold, other loans, mortgage warehouse lines of credit, accrued interest receivable, deposits and escrow and other deposits all approximate their fair values primarily due to their liquidity and short-term nature.

      Securities available-for-sale: The estimated fair values are based on quoted market prices.

      Mortgage loans on real estate: The Company’s mortgage loans on real estate were segregated into two categories, residential and cooperative loans and commercial/multi-family loans. These were stratified further based upon historical delinquency and loan to value ratios. The fair value for each loan was then calculated by discounting the projected mortgage cash flow to a yield target equal to a spread, which is commensurate with the loan quality and type, over the U.S. Treasury curve at the average life of the cash flow.

      Commercial business loans: The commercial business loan portfolio was priced using the same methodology as the mortgage loans on real estate.

      FHLB stock: The carrying amount approximates fair value because it is redeemable at cost only with the issuer.

      Loan servicing assets: The fair value is estimated by discounting the future cash flows using current market rates for mortgage loan servicing with adjustments for market and credit risks.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certificates of deposit accounts: The estimated fair value for certificates of deposit is based on a discounted cash flow calculation that applies interest rates currently being offered by the Company to its current deposit portfolio.

      Borrowings: The estimated fair value of borrowings is based on the discounted value of their contractual cash flows. The discount rate used in the present value computation is estimated by comparison to the current interest rates charged by the FHLB for advances of similar remaining maturities.

      Subordinated Notes: The estimated fair value for Subordinated Notes is based on quoted market prices.

      Retained Credit Exposure: The fair value is based upon the present value of the estimated losses that the portfolio is projected to incur based upon an industry based default curve.

      Interest Rate Swaps: Fair values for interest rate swaps are based on securities dealers’ estimated market values.

25.	Asset and Dividend Restrictions

      The Bank is required to maintain a reserve balance with the Federal Reserve Bank of New York. The required reserve balance was $9.5 million at December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

      Limitations exist on the availability of the Bank’s undistributed earnings for the payment of dividends to the Company without prior approval of the Bank’s regulatory authorities.

      During 2003, the Bank requested and received approval of the distribution to the Company of an aggregate of $100.0 million. The Bank declared $75.0 million and funded $50.0 million during 2003 with the remaining $25.0 million to be funded in 2004. The Bank expects the remaining approved but undeclared $25.0 million dividend to be declared and funded during 2004. During 2002, the Bank requested and received approval of the distribution to the Company of an aggregate of $100.0 million, of which $75.0 million was declared by the Bank and was funded during 2002 with the remaining $25.0 million declared and funded in 2003. In December 2000, the Bank requested and received approval of the distribution to the Company of an aggregate of $25.0 million, of which $6.0 million had been distributed as of December 31, 2001, with the remainder distributed in 2002. The distributions were primarily used by the Company to fund the Company’s open market stock repurchase programs, dividend payments and the consideration paid in October 2002 to increase the Company’s minority investment in Meridian Capital.

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	Quarterly Results of Operations (unaudited)

	Year Ended December 31, 2003

(In Thousands, Except Per Share Data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Interest income	$110,696	$111,245	$105,952	$112,227
Interest expense	37,671	37,279	37,622	34,803

Net interest income	73,025	73,966	68,330	77,424
Provision for loan losses	2,000	1,500	—	—

Net interest income after provision for loan losses	71,025	72,466	68,330	77,424
Non-interest income	26,237	27,937	29,685	28,880

Total income	97,262	100,403	98,015	106,304

General and administrative expense	44,524	47,204	45,465	49,755
Amortization of intangible assets	1,427	143	142	143

Income before provision for income taxes	51,311	53,056	52,408	56,406
Provision for income taxes	18,343	18,967	18,736	20,165

Net income	$32,968	$34,089	$33,672	$36,241

Basic earnings per common share	$0.65	$0.68	$0.68	$0.73

Diluted earnings per common share	$0.62	$0.65	$0.64	$0.69

Dividend declared per common share	$0.15	$0.16	$0.17	$0.20

Closing price per common share
High	$27.040	$28.900	$36.030	$38.740

Low	$25.140	$25.310	$28.470	$34.500

End of period	$26.450	$28.140	$35.110	$35.970

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2002

(In Thousands, Except Per Share Data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Interest income	$120,804	$124,106	$121,678	$118,915
Interest expense	45,977	44,324	43,959	41,319

Net interest income	74,827	79,782	77,719	77,596
Provision for loan losses	2,000	2,000	2,000	2,000

Net interest income after provision for loan losses	72,827	77,782	75,719	75,596
Non-interest income	16,176	16,793	17,778	24,371

Total income	89,003	94,575	93,497	99,967

General and administrative expense	41,860	43,387	41,699	51,138
Amortization of intangible assets	1,919	1,684	1,684	1,684

Income before provision for income taxes	45,224	49,504	50,114	47,145
Provision for income taxes	16,507	17,821	18,167	17,090

Net income	$28,717	$31,683	$31,947	$30,055

Basic earnings per common share	$0.55	$0.61	$0.62	$0.58

Diluted earnings per common share	$0.52	$0.57	$0.59	$0.56

Dividend declared per common share	$0.11	$0.12	$0.13	$0.14

Closing price per common share
High	$28.850	$34.740	$32.280	$26.640

Low	$22.500	$26.350	$23.280	$21.270

End of period	$28.130	$29.270	$25.090	$25.380

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	Parent Company Disclosure

      The following Condensed Statement of Financial Condition, as of December 31, 2003 and December 31, 2002 and Condensed Statement of Operations and Cash Flows for the year ended December 31, 2003, the year ended December 31, 2002, and the nine months ended December 31, 2001 should be read in conjunction with the Consolidated Financial Statements and the Notes thereto.

     Condensed Statement of Financial Condition

	December 31,	December 31,
(In Thousands)	2003	2002

Assets:
Cash and cash equivalents	$18,009	$5,109
Investment in subsidiaries	911,762	879,024
Net deferred tax asset	—	9,154
Dividends receivable	25,000	—
Other assets	36,810	27,506

Total assets	$991,581	$920,793

Liabilities:
Accrued expenses and other liabilities	$470	$525

Total liabilities	470	525
Stockholders’ equity	991,111	920,268

Total liabilities and stockholders’ equity	$991,581	$920,793

     Condensed Statement of Operations

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
(In Thousands)	2003	2002	2001

Income:
Interest income	$69	$227	$152
Net gain on sales of securities	—	562	—
Other non-interest income	6,762	2,318	900

	6,831	3,107	1,052

Expenses:
Shareholder expense	477	674	600
Other expense	245	747	1,060

	722	1,421	1,660

Income(loss)before provision for income taxes and undistributed earnings of subsidiaries	6,109	1,686	(608)
Provision for income taxes, net	150	150	112

Income(loss)before undistributed
earnings of subsidiaries	5,959	1,536	(720)
Equity in undistributed earnings of subsidiaries	131,011	120,866	70,358

Net income	$136,970	$122,402	$69,638

INDEPENDENCE COMMUNITY BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Condensed Statement of Cash Flows

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
(In Thousands)	2003	2002	2001

Cash flows from operating activities:
Net income	$136,970	$122,402	$69,638
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of securities	—	(562)	—
Decrease in deferred income taxes	6,084	4,984	4,855
Dividends received from subsidiary	75,000	94,000	20,000
Decrease (increase) in other assets	15,365	(2,539)	(6,856)
Redemption of subordinated debentures	—	(11,856)	—
(Decrease) increase in other liabilities	(55)	525	(8,209)
Amortization of unearned compensation of ESOP and Recognition Plan	17,373	17,471	11,469
Accelerated vesting of stock options	185	115	603
Undistributed earnings of subsidiaries	(137,773)	(120,866)	(70,358)
Other, net	(542)	56	274

Net cash provided by operating activities	112,607	103,730	21,416

Cash flows from investing activities:
Proceeds on sales of securities	—	1,885	—

Net cash provided by investing activities	—	1,885	—

Cash flows from financing activities:
Proceeds received on exercise of stock options	12,905	11,500	1,078
Repurchase of common stock	(78,068)	(92,147)	(18,352)
Dividends paid	(34,544)	(26,549)	(14,580)

Net cash used in financing activities	(99,707)	(107,196)	(31,854)

Net increase (decrease) in cash and cash equivalents	12,900	(1,581)	(10,438)
Cash and cash equivalents at beginning of period	5,109	6,690	17,128

Cash and cash equivalents at end of period	$18,009	$5,109	$6,690

ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

       None.

ITEM 9A.	Controls and Procedures

       Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations and are operating in an effective manner.

PART III

ITEM 10.	Directors and Executive Officers of the Registrant

       The information required herein is incorporated by reference to “Election of Directors” and “Executive Officers Who Are Not Directors” in the definitive proxy statement of the Company for the Annual Meeting of Stockholders which as of the date hereof is expected to be held on May 21, 2004, which will be filed with the SEC prior to April 29, 2004 (“Definitive Proxy Statement”).

      The Company has adopted a Code of Ethics that applies to its principal executive officer and principal financial officer, as well as other officers and employees of the Company and the Bank. A copy of the Code of Ethics may be found on the Company’s website at www.myindependence.com.

ITEM 11.	Executive Compensation

       The information required herein is incorporated by reference to “Compensation of Executive Officers and Transactions with Management”, “Report of the Compensation Committee” and “Performance Graph” in the Definitive Proxy Statement. The reports of the Audit Committee and Compensation Committee included in the Definitive Proxy Statement should not be deemed filed or incorporated by reference into this filing or any other filing by the Company under the Exchange Act or Securities Act of 1933 except to the extent the Company specifically incorporates said reports herein or therein by reference thereto.

ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

       The information required herein is incorporated by reference to “Share Ownership of Management and Others” in the Definitive Proxy Statement.

      The following table provides information as of December 31, 2003 with respect to shares of Common Stock that may be issued under the Company’s existing equity compensation plans which include the 1998 Stock Option Plan, 1998 Recognition and Retention Plan and Trust Agreement and the 2002 Stock Incentive Plan (collectively, the “Plans”). Each of the Plans has been approved by the Company’s stockholders.

      The table does not include information with respect to shares of Common Stock subject to outstanding options granted under equity compensation plans assumed by the Company in connection with mergers and acquisitions of the companies which originally granted those options. Note 3 to the table sets forth the total number of shares of Common Stock issuable upon the exercise of assumed options as of December 31, 2003 and the weighted average exercise price of those options. No additional options may be granted under those assumed plans.

Number of
securities
	Number of		remaining available
	securities to be		for future issuance
	issued upon	Weighted-average	under equity
	exercise of	exercise price of	compensation
	outstanding	outstanding	plans (excluding
	options, warrants	options, warrants	securities reflected
	and rights	and rights	in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	6,222,829 (1)	$16.80 (1)	2,080,153	(2)(3)
Equity compensation plans not approved by security holders(4)	5,000	12.94	—

Total	6,227,829	$16.80	2,080,153

(1)	Included in such number are 363,771 shares which are subject to restricted stock grants which were not vested as of December 31, 2003. The weighted average exercise price excludes restricted stock grants.

(2)	Does not take into account shares available for future issuance under the Directors’ Fee Plan, under which the $20,000 annual retainer payable to each of the Company’s non-employee directors is payable in shares of Common Stock. Because the number of shares of Common Stock issuable under the Directors’ Fee Plan is based on a formula and not a specific reserve amount, the number of shares which may be issued pursuant to this plan in the future is not determinable. This plan was approved by stockholders in May 2001. During the year ended December 31, 2003, a total of 12,160 shares were issued under this plan.

(3)	The table does not include information for equity compensation plans assumed by the Company in connection with mergers and acquisitions of the companies which originally established those plans. As of December 31, 2003, a total of 128,784 shares of Common Stock were issuable upon exercise of outstanding options under those assumed plans and the weighted average exercise price of those outstanding options was $9.08 per share.

(4)	Consists of a single grant of options to a non-employee director upon appointment to the Board of Directors of the Company.

ITEM 13.	Certain Relationships and Related Transactions

       The information required herein is incorporated by reference to “Compensation of Executive Officers and Transactions With Management — Indebtedness of Management” in the Definitive Proxy Statement.

ITEM 14.	Principal Accountant Fees and Services

       The information required herein is incorporated by reference to “Relationship with Independent Public Accountants” in the Definitive Proxy Statement.

PART IV

ITEM 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K

       (a) Documents Filed as Part of this Report

(1)	The following financial statements are incorporated by reference from Item 8 hereof:

           Report of Independent Auditors

Consolidated Statements of Financial Condition as of December 31, 2003 and December 31, 2002.

Consolidated Statements of Operations for the Year Ended December 31, 2003, the Year Ended December 31, 2002, and Nine Months Ended December 31, 2001.

Consolidated Statements of Changes in Stockholders’ Equity for the Year Ended December 31, 2003, the Year Ended December 31, 2002, and the Nine Months Ended December 31, 2001.

Consolidated Statements of Cash Flows for the Year Ended December 31, 2003, the Year Ended December 31, 2002, and the Nine Months Ended December 31, 2001.

Notes to Consolidated Financial Statements.

(2)	All schedules for which provision is made in the applicable accounting regulations of the SEC are omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements and related notes thereto.

(3)	The following exhibits are filed as part of this Form 10-K, and this list includes the Exhibit Index.

EXHIBIT INDEX

3.1(1)	Certificate of Incorporation of Independence Community Bank Corp.
3.2(2)	Bylaws, as amended, of Independence Community Bank Corp.
4.0(1)	Specimen Stock Certificate of Independence Community Bank Corp.
10.1 (1)	Form of Change of Control Agreement entered into among Independence Community Bank Corp., Independence Community Bank and certain senior executive officers of the Company and the Bank.*
10.2 (1)	Form of Change in Control Agreement entered into between Independence Community Bank and certain officers thereof.*
10.3 (1)	Form of Change of Control Agreement entered into among Independence Community Bank Corp., Independence Community Bank and certain executive officers of the Company and the Bank.*
10.4 (1)	Form of Change of Control Agreement entered into between Independence Community Bank and certain executive officers thereof.*
10.5	Independence Community Bank Severance Plan.*
10.6 (3)	1998 Stock Option Plan.*
10.7 (3)	1998 Recognition and Retention Plan and Trust Agreement.*
10.8 (4)	Broad National Bancorporation Incentive Stock Option Plan.*
10.9 (4)	1993 Broad National Incentive Stock Option Plan.*
10.10 (4)	1993 Broad National Directors Non-Statutory Stock Option Plan.*
10.11 (4)	1996 Broad National Incentive Stock Option Plan.*
10.12 (4)	1996 Broad National Bancorporation Directors Non-Statutory Stock Option Plan.*
10.13 (5)	1996 Statewide Financial Corporation Incentive Stock Option Plan.*
10.14 (6)	Deferred Compensation Plan.*
10.15 (6)	Directors Fiscal 2002 Stock Retainer Plan.*
10.16 (7)	Directors Fee Plan.*
10.17 (8)	Independence Community Bank Executive Management Incentive Compensation Plan (April 1, 2001 — December 31, 2001).*
10.18 (9)	Independence Community Bank Executive Management Incentive Compensation Plan (January 1, 2002 — December 31, 2002), as amended.*
10.19 (10)	2002 Stock Incentive Plan.*
10.20	Independence Community Bank Executive Management Incentive Compensation Plan (January 1, 2003 — December 31, 2003), as amended.*
10.21	Form of Amendment Number One to Change in Control Severance Agreement.
11.0	Statement re computation of per share earnings — Reference is made to Item 8. “Financial Statements and Supplementary Data” for the required information.
21.0	Subsidiaries of the Registrant — Reference is made to Item 1. “Business” for the required information.
23.1	Consent of Ernst & Young LLP.
31.1	Certification pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated herein by reference from the Company’s Registration Statement on Form S-1 (Registration No. 333-30757) filed by the Company with the SEC on July 3, 1997.

(2)	Incorporated herein by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed by the Company with the SEC on November 14, 2002.

(3)	Incorporated herein by reference from the Company’s definitive proxy statement filed by the Company with the SEC on August 17, 1998.

(4)	Incorporated herein by reference from the Company’s registration statement on Form S-8 (Registration No. 333-85981) filed by the Company with the SEC on August 26, 1999.

(5)	Incorporated herein by reference from the Company’s registration statement on Form S-8 (Registration No. 333-95767) filed by the Company with the SEC on January 31, 2000.

(6)	Incorporated herein by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2001 filed by the Company with the SEC on June 22, 2001.

(7)	Incorporated herein by reference from the Company’s definitive proxy statement filed by the Company with the SEC on June 22, 2001.

(8)	Incorporated herein by reference from the Company’s Annual Report on Form 10-KT for the transition period from April 1, 2001 to December 31, 2001 filed by the Company with the SEC on March 28, 2002.

(9)	Incorporated herein by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed by the Company with the SEC on March 31, 2003.

(10)	Incorporated herein by reference from the Company’s definitive proxy statement filed by the Company with the SEC on April 10, 2002.

*	Denotes management compensation plan or arrangement.

     (b) Reports on Form 8-K

      The following Current Reports on Form 8-K were filed during the quarter ended December 31, 2003.

Date	Item and Description

October 21, 2003	9-	On October 20, 2003, the Company issued a press release reporting its earnings for the quarter ended September 30, 2003.
October 31, 2003	9-	On October 30, 2003, the Company issued a press release reporting its wholly owned subsidiary, the Bank has entered into an agreement to acquire certain mortgage warehouse loans from The Provident Bank.
November 25, 2003	5 & 7-	On November 24, 2003, the Company issued a joint press release with Staten Island Bancorp, Inc., reporting the two companies had entered into an Agreement and Plan of Merger.
December 8, 2003	5 & 7-	On December 8, 2003, the Company filed a Current Report on Form 8-K with the Agreement and Plan of Merger by and between the Company and Staten Island Bancorp, Inc. as an exhibit.

      (c) The exhibits listed under (a)(3) of this Item 15 are filed herewith.

      (d) Not applicable.

SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE COMMUNITY BANK CORP.

By	/s/ ALAN H. FISHMAN

Alan H. Fishman
President and Chief Executive Officer

March 10, 2004

      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and the capacities and on the dates indicated:

Name		Date

/s/ CHARLES J. HAMM Charles J. Hamm	Chairman of the Board	March 10, 2004

/s/ DONALD M. KARP Donald M. Karp	Vice Chairman of the Board	March 10, 2004

/s/ VICTOR M. RICHEL Victor M. Richel	Vice Chairman of the Board	March 10, 2004

/s/ ALAN H. FISHMAN Alan H. Fishman	President and Chief Executive Officer	March 10, 2004

/s/ FRANK W. BAIER Frank W. Baier	Executive Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer	March 10, 2004

/s/ WILLARD N. ARCHIE Willard N. Archie	Director	March 10, 2004

/s/ ROBERT B. CATELL Robert B. Catell	Director	March 10, 2004

/s/ ROHIT M. DESAI Rohit M. Desai	Director	March 10, 2004

/s/ CHAIM Y. EDELSTEIN Chaim Y. Edelstein	Director	March 10, 2004

/s/ DONALD H. ELLIOTT Donald H. Elliott	Director	March 10, 2004

Name		Date

/s/ ROBERT W. GELFMAN Robert W. Gelfman	Director	March 10, 2004

/s/ SCOTT M. HAND Scott M. Hand	Director	March 10, 2004

/s/ DONALD E. KOLOWSKY Donald E. Kolowsky	Director	March 10, 2004

/s/ JANINE LUKE Janine Luke	Director	March 10, 2004

/s/ MALCOLM MACKAY Malcolm MacKay	Director	March 10, 2004

/s/ MARIA FIORINI RAMIREZ Maria Fiorini Ramirez	Director	March 10, 2004

/s/ WESLEY D. RATCLIFF Wesley D. Ratcliff	Director	March 10, 2004

EXHIBIT 31.1

PURSUANT TO RULES 13a-14 AND 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934 AND SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Alan H. Fishman, certify that:

1. I have reviewed this annual report on Form 10-K of Independence Community Bank Corp. (the “Registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

/s/ ALAN H. FISHMAN

Alan H. Fishman
President and Chief Executive Officer

Date: March 10, 2004

EXHIBIT 31.2

PURSUANT TO RULES 13a-14 AND 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934 AND SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

I, Frank W. Baier, certify that:

1. I have reviewed this annual report on Form 10-K of Independence Community Bank Corp. (the “Registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

/s/ FRANK W. BAIER

Frank W. Baier
Executive Vice President,
Chief Financial Officer,
Treasurer and Principal Accounting Officer

Date: March 10, 2004

Exhibit 32.1

CERTIFICATE PURSUANT TO

18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the Annual Report of Independence Community Bank Corp. (the “Company”) on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alan H. Fishman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ALAN H. FISHMAN

Alan H. Fishman
President and Chief Executive Officer

March 10, 2004

      A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to Independence Community Bank Corp. and will be retained by Independence Community Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATE PURSUANT TO

18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the Annual Report of Independence Community Bank Corp. (the “Company”) on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Frank W. Baier, Executive Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ FRANK W. BAIER

Frank W. Baier
Executive Vice President,
Chief Financial Officer,
Treasurer and Principal Accounting Officer

March 10, 2004

      A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to Independence Community Bank Corp. and will be retained by Independence Community Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

INDEPENDENCE COMMUNITY BANK CORP. AND INDEPENDENCE COMMUNITY BANK 2003 ANNUAL REPORT
CORPORATE INFORMATION Board of Directors
Charles J. Hamm Chairman of the Board of Directors Independence Community Bank Corp.
Harry P. DohertyVice Chairman of the Board of DirectorsIndependence Community Bank Corp.
Donald M. KarpVice Chairman of the Board of DirectorsIndependence Community Bank Corp.
Victor M. RichelVice Chairman of the Board of DirectorsIndependence Community Bank Corp.
Alan H. FishmanPresident and Chief Executive OfficerIndependence Community Bank Corp.
Willard N. ArchieRetired; formerly Chief Executive Officer and Managing PartnerMitchell & Titus, LLP
Robert B. Catell Chairman and Chief Executive OfficerKeySpan Energy Corporation
Rohit M. Desai Chairman and President Desai Capital Management, Inc.
Chaim Y. Edelstein Chairman 7th Online
Robert W. Gelfman Retired; formerly Attorney at Law Paul, Hastings, Janofsky & Walker LLP
Scott M. Hand Chairman and Chief Executive Officer INCO Limited
David L. Hinds Retired; formerly Managing Director and Partner Deutsche Bank/Bankers Trust Company
Dennis P. Kelleher Chief Executive Officer Wall Street Access
John R. Morris Retired; formerly Vice President Capital Markets and Private Client Group Merrill Lynch
Maria Fiorini Ramirez President and Chief Executive Officer Maria Fiorini Ramirez, Inc.
Allan Weissglass Chairman Magruder Color Company
Officers of Independence Community Bank
Chairman *Charles J. Hamm
President and Chief Executive Officer *Alan H. Fishman
Executive Vice Presidents *Frank W. Baier Chief Financial Officer and Treasurer
*John A. Dorman Chairman—Independence Community Bank Advisory Council
*Brendan J. Dugan President—Business Banking Division
*Gary M. Honstedt President—Commercial Real Estate Lending Division
*Harold A. McCleery Chief Credit Officer
*Terence J. Mitchell President—Consumer Banking Division
Senior Vice Presidents Stephen Glass Chief Information Officer
*Frank S. Muzio Controller
Santiago Patiño Operations
Ellen Rogoff Human Resources
Janice Schillig Marketing
*John K. Schnock Secretary and Counsel
*Also Officers of Independence Community Bank Corp.
Executive Office
Independence Community Bank Corp. 195 Montague Street Brooklyn, New York 11201 (718) 722-5300 website: www.myindependence.com
Stock Listing
Independence Community Bank Corp’s common stock is traded and quoted on The Nasdaq Stock Market, Inc. under the symbol “ICBC.” Price information appears daily in major newspapers under the symbols “IndepCmmntyBk” or “IndpCm.”
Investor Relations
Stockholders, investors and analysts interested in additional information are invited to contact: Kathleen Hanrahan First Vice President Investor Relations 195 Montague Street Brooklyn, New York 11201 (718) 722-5400 website: http://investor.myindependen ce.com e-mail: ICBC_IR@ICBNY.com
Transfer Agent and Registrar
Inquiries regarding stock transfer, lost certificates, or changes in name and/or address should be directed to the stock transfer agent and registrar: American Stock Transfer and Trust Company† 59 Maiden Lane New York, New York 10038 1-800-937-5449 website: www.amstock.com
Independent Auditors
Ernst & Young, LLP 5 Times Square New York, New York 10036
Counsel
Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W. Washington, D.C. 20005
Cullan and Dykman Bleakley Platt LLP 44 Wall Street New York, New York 10005
Annual Meeting
The 2004 Annual Meeting of Stockholders will be held on Thursday, June 24, 2004 at 9:30 a.m. at the Brooklyn Academy of Music, 30 Lafayette Avenue, Brooklyn, New York.
†Other Stockholder Services available through American Stock Transfer and Trust Company: 1) Dividend Reinvestment Plan 2) Stock Purchase Plan 3) Direct Deposit of Dividend Program

Independence Community Bank Corp.